our values drive our actions

2003 ANNUAL REPORT

ALDERWOODS GROUP INC

Corporate Profile

Alderwoods Group, Inc. is the second largest provider of funeral and cemetery services in North America. As of January 3, 2004, the Company operates 730 funeral homes, 150 cemeteries and 60 funeral home and cemetery combinations in the United States and Canada.

The Company provides funeral and cemetery services and products on both an at-need and pre-need basis. Supporting its pre-need business, the Company operates insurance subsidiaries to provide customer families with a funding mechanism for pre-arranged funerals.

Through the shared values and actions of its 8,900 employees, Alderwoods Group is committed to being the leader in the communities where it operates and to providing the highest standards of customer care.

Our actions drive our value. Alderwoods Group cares for families at a time of enormous crisis and sorrow. We view this not as a job, but as a responsibility to our customer families. So we take great care to integrate our five values of integrity, teamwork, communication, compassion and creativity into everything we do. This, in turn, drives our value as a company, for we are an enterprise too. We have an equal responsibility to deliver to our shareholders the results that our values deliver to our families and our employees – by becoming North America's superior provider of funeral services.



John Lacey
Chairman of the Board

Paul Houston
President and Chief Executive Officer

letter to shareholders

The funeral industry is a demanding one: bound by tradition; made up largely of small, independent operators; and capital-intensive with high fixed costs. It is challenging traditional operators to create new efficiencies and revenue growth at a time when consumer attitudes toward death are changing.

We view these challenges as an opportunity.

Alderwoods Group stands apart in the North American funeral sector as a value-driven enterprise. Indeed, the cover of this Annual Report speaks to both our focus and our determination: "Our values drive our actions. . . and our actions drive our value."

In just two years since our emergence as a new company, our shareholders have been rewarded with a stronger balance sheet, a major reduction in our debt level and rising revenues and profits. Many industry observers are also beginning to see in Alderwoods Group the qualities they believe will create a sustainable advantage for our shareholders over the long term. Those qualities and differences are now present throughout the Company.

Our Board of Directors prides itself on ensuring that sound corporate governance is a core value of the Alderwoods Group. Our compensation policies are fair and open and are geared to creating value for shareholders. Our Board committees are independent. The positions of Chairman and CEO are held by different people. Our directors are drawn from different industries, with expertise in such areas as finance, business strategy, marketing, law and insurance. Our directors are adept, available and accountable.

Our management team is unique in the industry. It brings together an operations management team with many decades of experience in the funeral industry and an executive team with leadership experience in multi-unit retailing that brings new perspectives and different ways of doing business. Over the past two years, we have realigned our management and operational teams, breaking down the walls that traditionally separate support centers from field operations.

Our 8,900 employees are also distinctive. They are among the best trained in the industry, and we will continue to invest in their training in order to create a work environment that is the best in the industry. In a business that must put a premium on pride and compassion, our employees are dedicated and committed to our success.

But most of all, their focus is centered on the needs of the families who come to us to help them through their time of need. We believe it is this focus, combined with our new operating initiatives, that enabled us to increase the number of services we performed for two consecutive quarters, in the second half of the year.

By any measure, Alderwoods Group has made significant progress in a very short time. 2002 was characterized by the rebuilding of our foundations; 2003 saw us begin to thrive, with a strategy in place that has enabled us to capitalize on the lessons learned from years past. This year, we continued to execute our business strategy with increasing success, launching new programs and refining existing ones in order to create a more focused and efficient organization.

Our Board of Directors, our management and our employees all share our common goals. We are all committed to a business plan that will see us continue to grow through our true and lasting competitive advantage: **our values.**

We are pleased with our progress in the past year. Our success has been made possible through the dedication of our employees and their commitment to excellence, and we are grateful to every one of them for their contribution.

We are all committed to working on behalf of our shareholders and to capitalize on the very real opportunities for growth in the years to come.

John Lacey
Chairman of the Board

Paul Houston
President and Chief Executive Officer

operational review

Last year at this time, we established four strategic objectives that would enable Alderwoods Group to move from stabilizing our business to establishing the foundations for a profitable and growing company.

- We set out to improve the financial condition of the Company by reducing our debt.
- We set out to increase the focus on our core business.
- We set out to strategically develop key markets with the highest profit and growth potential.
- We set out to build a solid foundation for long-term growth.

We believe our strategy is working, and we are pleased to report that, in a single year, we made significant progress in achieving each of these objectives.

Our credibility is growing with financial markets and investors, the morale of our employees is improving, and the satisfaction of our customer families has remained high.

During 2003, we strengthened our balance sheet significantly, reducing our total debt from $755.6 million to $630.9 million and refinancing $325.0 million of debt at significantly lower interest rates.

The Company's improved financial performance was rewarded by the market, as the share price of Alderwoods (AWGI: NASDAQ) rose from $4.25 at the close of fiscal 2002, to $9.85 at the close of the year. As a result, the Company's market capitalization rose during the year by 132%, from $169.8 million to $393.9 million.

All of these improvements took place despite the number of deaths in the United States appearing to remain below expectations for the past three years. A testament, we believe, to both the pace of our progress and the soundness of our strategy.



left to right: Bernadette Celis, *Training Coordinator;* Peter Singh, *Manager Capital Budgeting;* Cameron Duff, *Senior Vice President, Corporate Development;* Carole Forde, *Corporate Records Paralegal;* Aaron Stevenson, *Director, Internal Audit*

8,900

men and women work at Alderwoods Group

Communication

Within a geographically diverse organization, effective communication is a business imperative. Our open environment nurtures a climate of trust and confidence, which helps us attract and retain outstanding people. In addition, our executive team is committed to transparency in corporate reporting.

That strategy is structured not only to enable Alderwoods Group to grow consistently in revenues and profitability in the years to come, but to position us as a leader in the industry. While our strategy has produced gratifying results in the short term, ultimately it is designed to succeed in the long run, by allowing us to focus on offering superior service to our customer families.

WE IMPROVED OUR FINANCIAL CONDITION

Our first priority in the year was to aggressively manage our balance sheet. We took a major step to fulfilling this commitment in September when we took advantage of the available capital markets and historically low interest rates, to refinance almost half of our existing long-term debt. In a transaction that was substantially oversubscribed, Alderwoods Group refinanced $325.0 million of its debt. The new senior facility includes a $50.0 million revolving credit facility and a $275.0 million term loan, with interest based on a LIBOR floating rate.

The proceeds from the term loan were used to fully retire both the $195.0 million of our 11% senior secured notes due in 2007, and the $80.0 million of our Rose Hills' 9.5% senior subordinated notes, due in 2004. This refinancing will reduce our interest costs substantially.

2003 by the Numbers

$124.7 million

of long-term debt reduction in 2003

67.7%

of revenues are from funeral operations


Celebrating
A LIFE LIVED

left to right: Randy Ament, *Funeral Director;* John Fedy, *Managing Director, Ratz-Bechtel Funeral Home*

175,849

at-need funeral and cemetery services performed

Creativity

Our extensive research showed that families wanted to change the funeral experience. Through our creativity we designed an arrangement area called the Alderwoods Room that was built specifically to simplify the planning process and help create a comfortable environment for our families. This investment in our funeral homes will create a lasting impression on the families that we serve.

During the year we also continued to reduce our debt. In 2003, Alderwoods Group reduced $124.7 million of long-term debt, bringing the total reduction since emergence to $202.8 million or by 24.3%. The total outstanding debt of the Company at year-end stood at $630.9 million.

The combination of reduced interest expenses and our repayment of debt will result in stronger cash flow.

WE INCREASED THE FOCUS ON OUR CORE BUSINESS

The Alderwoods Group is in a high fixed-cost business, and the number of services we perform can have a dramatic effect on our results. As a result, we have put in place a number of operating initiatives that are designed to not only increase our revenue opportunities, but also reduce the fixed costs within the business.

We are now seeing some results from these initiatives. After removing the effect of the 53rd week from 2003, our operations team performed 125,484 calls from continuing operations in 2003, down slightly from the 126,686 calls in 2002. However, we witnessed for the first time, a simultaneous increase in both the number of funeral services we performed, and the average revenue per service, over two consecutive quarters in the second half of the year. Funeral revenue from continuing operations was $501.6 million for 2003, and after adjusting for the effect of the 53rd week[1], was up over 2002, from $486.8 million to $491.7 million, representing a 1.0% gain.

[1] The $9.9 million impact of the 53rd week was estimated by calculating the weekly average funeral revenue for the 13 weeks ended January 3, 2004.



Jason Wilson,
Sales Manager



Adam Renshaw,
Funeral Director

These gratifying results suggest that our core business objectives are established throughout the Company and that our teams are delivering against them. To help achieve this, we improved the structure of our operational teams this past year, to enhance both their efficiency and effectiveness. As a result, we have in place operations management teams that have a wealth of experience within the funeral industry and the focus and commitment to lead the changes needed to meet the demands of our changing customer families. The operations teams are assisted by the three support offices that are located in the United States and Canada.

Like all consumer-based industries, we have to better understand the needs of our customer families and adapt to changing trends. Our research shows us that we have to alter the "funeral experience" to meet the full service demands of our customer families. To achieve this, we launched a new concept called the Alderwoods Room. The Alderwoods Room enables us to give our customer families a more relaxed, less intimidating environment to discuss the many service and product options now available to them, while ensuring that we meet the rising expectations of uniquely celebrating the life of their loved one. This improved merchandising strategy has resulted in a positive impact to those sites where the Alderwoods Room has been installed. We are currently installing these arrangement rooms throughout North America, and we plan to accelerate their rollout in the year ahead.

This past year we also launched a new customized advertising program. This program uses internet technology to distribute marketing and sales promotion materials that ensure a consistent look and feel for all of the locations of the Company. At the same time, those materials reflect the unique needs of local markets and the consumers within each community.

Parallel to these marketing efforts, we intensified our community outreach programs that encourage families to think of Alderwoods Group first when the need arises. These community programs include events such as food drives and clothing drives, which will help build relationships with various organizations within their areas.

$10.8 million
of net income in 2003

11.9%
increase in total
gross margin dollars

$15.1 million
estimated annual interest
savings as a result of the
September 2003 refinancing,
based on January 3, 2004
balances and interest rates



Joe Drozda,
Regional Sales Manager



Margaret Clarke,
Office Support Manager

$26.6 million
gross proceeds from disposal of assets and operations

$25.4 million
total investment in property and equipment

$166.0 million
in pre-need funeral contracts written

During 2003, we continued our focus on expense management. We found further opportunities to reduce costs by sharing resources and equipment among locations. Overall expense level reductions were achieved despite double digit increases in both employee benefits and insurance costs that are affecting much of corporate America.

For the past two years we have seen increased sales of advance planning contracts to our families. We do, however, know there is an opportunity for us to expand these services further. At the end of 2003, we introduced a new pre-need sales program to pilot markets for implementation in early 2004 and we intend a full-scale rollout in 2005. We believe this will enable us to increase both the number and value of our pre-need contracts in the future.

During 2003, our cemetery operations shared the same revenue improvements as our funeral operations. Cemetery revenue of $168.2 million from continuing operations in 2003 was up over 2002. After adjusting for the 53rd week[2], revenue increased from $156.5 million in 2002 to $164.6 million, representing a 5.2% gain. This came about largely due to $7.8 million of adjustments to perpetual care liabilities and cancellation allowances. Gross margin from cemetery operations in 2003 rose to $28.6 million, a 52.9% rise from 2002.

Alderwoods Group is in the funeral insurance business because more and more North Americans are deciding to take advantage of advanced planning for their funeral or the funeral of a loved one. In 2003, these operations generated $70.7 million in revenues, representing 9.6% of the Company's overall revenues. After adjusting for the 53rd week[3], revenue increased from $62.8 million in 2002 to $69.4 million, rising mainly because of higher premium revenue.

[2] The $3.6 million impact of the 53rd week was estimated by calculating the weekly average cemetery revenue for the 13 weeks ended January 3, 2004.

[3] The $1.3 million impact of the 53rd week was estimated by calculating the weekly average insurance business revenue for the 13 weeks ended January 3, 2004.



left to right: Chris Mayer, *Funeral Director;* Mike Yendrzejowsky, *Funeral Director;* Jim Murray, *General Manager, Oehler Funeral Home*

940 funeral homes, cemeteries and combinations across North America	**Integrity & Compassion** Alderwoods Group believes its greatest strengths are its people and its network of quality funeral homes and cemeteries. The Company is committed to being the leader in the communities where it operates by conducting business with integrity and compassion, and providing the highest standards of customer care.

WE CONTINUED DEVELOPING MARKETS WITH THE HIGHEST PROFIT AND GROWTH POTENTIAL

As the second largest funeral home operator in North America, we have to constantly assess the markets in which we operate, and evaluate the long-term potential of each location to determine if it fits into our long-term strategy for growth. This evaluation process encompasses many factors, including an optimal use for each property that assesses both the quality and the profitability of its operations.

In 2003, we identified marginal operations as well as those that didn't fit within our long-term strategic plans for growth with a view to selling them as operating properties, or closing them and disposing of them for real estate value. We identified 124 funeral homes, 45 cemeteries and four combination locations for sale that we expect to dispose of in 2004. We believe this will be the final round of major asset sales, enabling us to maximize both the quality and the profitability of our remaining funeral homes and cemetery operations.

We also decided to concentrate our capital and management resources entirely on our North American operations. As a result of this decision, on October 20, 2003, we sold all 39 funeral locations in the United Kingdom for gross proceeds of $18.1 million. During the year, we also generated gross proceeds of $8.5 million through the sale of 19 funeral homes, 34 cemeteries and three combination locations in North America.



left to right: Cheryl Barnhill, *Regional Sales Coordinator;* Bob Dexl, *Sales Manager;* Myrtis Taylor, *Sales Manager*

160 training sessions held across the organization	**Teamwork** Alderwoods Group not only focused on growing our business, we supported our employees with the training and the tools to achieve success. The corporate structure promotes teamwork among the locations and fosters a sharing of ideas and respect between both the operations teams and the support centers.

While we closed or sold some operations in 2003, we also opened two new sites with a third to be opened early in 2004. Our new facilities are designed and built with a new architectural template that places them among some of the most contemporary and consumer-friendly in the industry. Going forward, in addition to building new facilities, we will also evaluate future growth opportunities through acquisitions within certain markets. Acquisitions will be considered when there is a chance to enhance a market that we believe is strategic to our future growth.

WE BUILT A SOLID FOUNDATION FOR LONG-TERM VOLUME GROWTH

The three strategies detailed above rest on a foundation that is ultimately and totally value-driven. More than any strategic or operating initiative, it is our values as an organization that will drive our long-term volume growth.

In the past year, we took many steps to ensure that our values of integrity, teamwork, communication, creativity and compassion were embedded into every aspect of our operations. We are continuing to strengthen our team by recruiting a new generation of employees who also embody the spirit of our values. We are giving them the training, the technology and the tools they will need to help our company become a stronger force in the North American funeral industry. Our investment in infrastructure in 2003 signaled a new way of doing things in a business that has been traditionally slow to change.



Justin Lenahan, *Sales Manager;* Saida Vuk, *Director, Learning & Development*



Cherie Flokstre, *Funeral Director*

We know these changes are working; both our customer surveys and our employee surveys showed gratifying results. We are able to track the concerns they reveal faster and more efficiently, and take the appropriate action more rapidly.

$83.8 million
of pre-need cemetery contracts written

2.0%
increase in average revenue per funeral service performed

AS WE LOOK TO THE FUTURE

We are pleased with our success to date and we believe that we are beginning to see the results of our strategic plan at work within the organization. We will draw upon the momentum of this past year and continue to implement the strategy while at the same time further refining our operating initiatives.

As we move into 2004, we intend to continue to de-lever our balance sheet, and look for opportunities to reduce our average interest rate through further refinancings. We will focus on organic growth through services performed and the average revenue per service, pre-need sales and increased market share. We will continue to invest in community programs and marketing initiatives to build market awareness. We will continue to evaluate our portfolio of locations and investigate opportunities within these strategic markets. We will attract and retain the best in the industry through investment in their personal development and by providing the right environment to work in.

Today, in our support centers we have knowledgeable and experienced people who are putting our strategy into action with creative and innovative solutions. At our locations, we have dedicated individuals providing expert, compassionate care to our customer families each and every day. Within the financial community, we are earning confidence in our ability to drive this business forward compassionately, ethically and strategically.

We are confident that our disciplined approach to revenue growth and cost management, combined with our innovative view of the funeral industry, will ensure that the foundations put in place over the past year will serve to build an increasingly competitive and profitable industry leader.

corporate governance

Sound corporate governance is a core value of Alderwoods Group. We are committed to ensuring that our corporate governance practices are continually aligned with current trends and are compliant with both NASDAQ and Securities and Exchange Commission requirements.

During the past year, our Board of Directors adopted new Corporate Governance Principles, updated the Company's Code of Business Conduct and Ethics and revised its committee charters to further strengthen the Company's governance practices, some of which are summarized below. For more information on our corporate governance practices please visit our website at www.alderwoods.com.

Independent Directors

- Seven out of the nine members of the Board are independent

Independent Board Committees

- All members of the Audit, Compensation and Corporate Governance and Nominating Committees are independent

New Board Committee Charters

- All Board Committees have adopted revised charters to comply with NASDAQ, SEC and Sarbanes-Oxley requirements

Financial Expert on Audit Committee

- The Chair of the Audit Committee satisfies the requirements of a financial expert

Audit Committee Responsibilities

- All members of the Committee are financially literate
- Responsible for the appointment, retention and oversight of the independent auditor
- Reviews and pre-approves all audit and permissable non-audit services of the external auditor

New Corporate Governance Principles

- Assists the Board in the exercise of its responsibilities and to serve in the best interests of the Company and its stockholders
- Establishes qualifications that the Nominating and Corporate Governance Committee believes that each individual Board member and the Board as a whole should possess
- Outlines the Board's responsibilities for the selection and evaluation of the CEO, as well as succession and management development

Updated Code of Business Conduct and Ethics

- Applies to all employees, including senior financial and executive officers and directors of the Company
- Disclosure of Code of Business Conduct and Ethics on corporate website

Whistleblower Protection

- Whistleblower procedures adopted for anonymous reporting of accounting and internal control issues and complaints or violations of laws or ethics
- Established whistleblower hotline to report complaints

Prohibition on Personal Loans to Executives

- There are no personal loans to any executive officers or directors of the Company

Shareholder Communications

- Shareholders may communicate with the Board of Directors by mail

financial highlights

Total Debt Outstanding (millions US$)


$850
825
800
775
750
725
700
675
650
625
$833.7
$832.8
$777.9
$761.1
$755.6
$744.9
$690.3
$660.8
$630.9
01/02/02
03/23/02 Q1
06/15/02 Q2
10/05/02 Q3
12/28/02 Q4
03/22/03 Q1
06/14/03 Q2
10/04/03 Q3
01/03/04 Q4


insurance 9.6%
cemetery 22.7%
funeral 67.7%

Revenue Sources

The Company's revenue is derived from the three business segments it operates, each of which offers different products and services: funeral homes, cemeteries and insurance services, which primarily fund pre-need funerals.

AWGI 2003 Share Price (US$)


$10
8
6
4
2
0
AWGI year end results
AWGI first quarter results and debt reduction
AWGI second quarter results
$325M refinancing announced
AWGI third quarter results
12/28/02 $4.25
01/31/03 $5.05
02/28/03 $3.71
03/31/03 $3.50
04/30/03 $4.87
05/30/03 $5.82
06/30/03 $5.35
07/31/03 $6.79
08/29/03 $7.82
09/30/03 $7.80
10/31/03 $7.45
11/28/03 $8.72
01/03/04 $9.85

financial highlights

Grew revenue in all segments

Grew margin in all segments and from 18.5% to 19.8% total gross margin

No impairment of goodwill in 2003

Reduced debt and third quarter refinancing will lead to lower interest expense in 2004

Statements of Operations

(in thousands of US$, except per share amounts)

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Funeral revenue	$ 501,590	$ 486,834
Cemetery revenue	168,228	156,515
Insurance revenue	70,733	62,799
Total revenue	740,551	706,148
Funeral gross margin	115,918	111,334
Cemetery gross margin	28,605	18,722
Insurance gross margin	1,752	609
Total gross margin	146,275	130,665
General and administrative expenses	56,281	43,188
Provision for goodwill and asset impairment	4,699	228,418
Income (loss) from operations	85,295	(140,941)
Interest on long-term debt	77,836	85,020
Other expense (income), net	3,745	(7,432)
Income (loss) before income taxes	3,714	(218,529)
Income taxes	(6,306)	(658)
Net income (loss) from continuing operations	10,020	(217,871)
Income (loss) from discontinued operations (net of income taxes)	787	(15,873)
Net income (loss)	$ 10,807	$ (233,744)
Basic and diluted earnings (loss) per Common share	$ 0.27	$ (5.86)

Generated cash from operations and management of working capital

Maintained a strong level of cash resources

Statements of Cash Flows

(in thousands of US$)

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Cash flow from continuing operating activities	$ 130,173	$ 67,379
Proceeds on disposition of assets and investments	3,970	6,685
Purchase of property and equipment and business acquisitions	(25,380)	(21,372)
Net change of insurance invested assets	(39,630)	(35,926)
Repayment of long-term debt, net of increases	(127,025)	(79,696)
Net cash flow from discontinued operations	53,392	7,481
Decrease in cash and cash equivalents	(4,500)	(55,449)
Cash and cash equivalents, beginning of year	46,112	101,561
Cash and cash equivalents, end of year	$ 41,612	$ 46,112

Balance Sheets
(in thousands of US$)

	As at January 3, 2004	As at December 28, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 41,612	$ 46,112
Receivables, net of allowances	58,538	56,777
Inventories	17,759	18,730
Other	25,468	22,044
Assets held for sale	430,968	541,901
	574,345	685,564
Pre-need funeral contracts	997,233	978,514
Pre-need cemetery contracts	314,767	349,173
Cemetery property	117,518	122,736
Property and equipment	556,042	555,091
Insurance invested assets	196,440	160,086
Deferred income tax assets	6,683	3,371
Goodwill	321,080	320,981
Other assets	31,329	25,250
	$ 3,115,437	$ 3,200,766
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 154,503	$ 154,724
Current maturities of long-term debt	10,934	88,034
Liabilities associated with assets held for sale	314,407	358,839
	479,844	601,597
Long-term debt	619,984	667,547
Deferred pre-need funeral contract revenue	1,001,410	978,517
Deferred pre-need cemetery contract revenue	260,668	249,047
Insurance policy liabilities	172,209	137,626
Deferred income tax liabilities	21,414	25,000
Other liabilities	15,015	18,030
	2,570,544	2,677,364
Stockholders' equity	544,893	523,402
	$ 3,115,437	$ 3,200,766

Maintained strong cash balance while repaying significant debt

Continued to execute sales of discontinued operations

Harvested prior unwithdrawn contract principal and earnings

Grew insurance invested assets via sale of pre-need funeral contracts with our subsidiary insurance companies

Continued debt reduction

Grew insurance policy liabilities, future funeral revenue, reflecting the growth in insurance invested assets

Complete financial statements, along with accompanying notes and Management Discussion and Analysis are included in the Alderwoods Group, Inc. Form 10-K which constitutes part of this Annual Report.

board of directors

We believe that sound corporate governance begins with the integrity of the Board of Directors. Alderwoods Group's Board is comprised of nine highly qualified people, seven of whom are independent, outside directors. In addition, all of the Board's committees are independent and chaired by one of the independent directors.

Individually, our directors bring many years of experience in different aspects of business and finance to guide the Company's operations and growth. Collectively, they bring a diverse, international perspective and a wide range of expertise to the Board.

Lloyd E. Campbell[2,3]
Lloyd Campbell is the Managing Director and Group Head of the Private Placement Group at Rothschilds Inc. Prior to joining Rothschilds, Mr. Campbell was a Managing Director and Head of the Private Finance Group at Credit Suisse First Boston (CSFB).

Anthony G. Eames[3,*]
Anthony Eames currently runs A.G. Eames Consulting following 35 years with The Coca-Cola Company. From 1987 to 2001, Mr. Eames served as the President and CEO of Coca-Cola Ltd., (Canada) after holding many international postings.

Charles M. Elson[1,2]
Charles Elson has been the Edgar S. Woolard Jr. Chair in Corporate Governance and the Director of the Weinberg Center for Corporate Governance, University of Delaware since August 2000 and "Of Counsel" to Holland & Knight LLP since May 1995. From 1990 until 2001 Mr. Elson was Professor of Law at Stetson University College of Law.

David R. Hilty[1,3]
David Hilty has served in various capacities with the investment bank of Houlihan Lokey Howard & Zukin since 1990. He is currently a Managing Director and the Co-Head of Financial Restructuring in New York.

Paul A. Houston
Paul Houston is President and Chief Executive Officer of Alderwoods Group, Inc. Mr. Houston joined The Loewen Group Board of Directors in June 1999, and was appointed President & CEO in December 1999. Prior to joining The Loewen Group in 1999, he was President and Chief Executive Officer of Scott's Restaurants Inc. and the President and Chief Executive Officer of Black's Photography.

Olivia F. Kirtley[1,*]
Olivia Kirtley is a Certified Public Accountant and business consultant. Ms. Kirtley previously held the position of Vice President and CFO of Vermont American Corporation and is a former Chair of the Board of the American Institute of Certified Public Accountants (AICPA).

John S. Lacey
John Lacey is Chairman of the Board of Directors of Alderwoods Group, Inc. From January 1999 to January 2002, Mr. Lacey was the Chairman of the Board of The Loewen Group Inc. Prior to joining The Loewen Group, Mr. Lacey was the President and CEO of the Oshawa Group and the President and CEO of Western International Communications.

William R. Riedl[2,*]
William Riedl was President, Chief Executive Officer and Chairman of the Board of Fairvest Securities Corporation from 1991 until his retirement in December of 2000.

W. MacDonald Snow Jr.[1,3]
MacDonald Snow held various positions with Prudential Insurance Company of America, from 1964 until his retirement in 1996. From 1994 to 1996 he held the position of Strategic Planning Officer.

* Denotes Committee Chairman
1 Audit Committee
2 Nominating and Corporate Governance Committee
3 Compensation Committee

executive officers

John S. Lacey
Chairman of the Board

Paul A. Houston
President and Chief Executive Officer

Kenneth A. Sloan
Executive Vice President, Chief Financial Officer

Ross S. Caradonna
Executive Vice President, Chief Information Officer

Cameron R.W. Duff
Senior Vice President, Corporate Development

Ellen Neeman
Senior Vice President,
Legal and Compliance, Corporate Secretary

Richard J. Scully
Senior Vice President, Sales and Marketing

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the 53 weeks (fiscal year) ended January 3, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 000-33277

ALDERWOODS GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	52-1522627 (I.R.S. Employer Identification No.)
311 Elm Street, Suite 1000, Cincinnati, Ohio (Address of principal executive offices)	45202 (Zip Code)

Registrant's telephone number, including area code: 513-768-7400

Securities registered pursuant to Section 12(b) of the Act:

None (Title of each class)	None (Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

Warrants to purchase Common Stock
(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the Common Stock and Warrants to purchase Common Stock held by non-affiliates of the registrant (assuming that the registrant's only affiliates are its officers and directors), based on their closing prices on the Nasdaq Stock Market on June 13, 2003 was $214,249,000 and $688,000, respectively.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS
DURING THE PRECEDING FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

At February 28, 2004, there were 39,987,530 shares of Common Stock outstanding and Warrants to purchase 2,992,000 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Listed hereunder is the document to be incorporated by reference and the Parts of the Form 10-K into which portions of the document will be incorporated:

Document	Part of Form 10-K
Proxy Statement to be delivered to stockholders in connection with the annual meeting of stockholders to be held on May 4, 2004.	Part III

TABLE OF CONTENTS

GENERAL INFORMATION

Unless the context otherwise requires (a) "Alderwoods Group" refers to Alderwoods Group, Inc., a Delaware corporation, (b) "Loewen Group" or the "Predecessor" refers to The Loewen Group Inc., a British Columbia corporation, (c) "Loewen International" refers to Loewen Group International, Inc., (a Delaware corporation and a wholly-owned subsidiary of Loewen Group which, on January 2, 2002, was reorganized and renamed Alderwoods Group, Inc. and thereupon ceased to be affiliated with Loewen Group), (d) the "Company" refers to Alderwoods Group together with its subsidiaries and associated companies, (e) "Debtors" refers to, collectively, Loewen Group, Loewen International and their debtor subsidiaries prior to January 2, 2002, and (f) "Loewen Companies" refers to Loewen Group, Loewen International and their subsidiaries prior to January 2, 2002.

All dollar amounts are in United States dollars unless otherwise indicated. When discussing the Company's financial condition and results of operations, unless the context otherwise requires, references to "2003" or "fiscal 2003" and "2002" or "fiscal 2002" refer to the 53 weeks ended January 3, 2004, and the 52 weeks ended December 28, 2002, respectively.

PART I

ITEM 1. BUSINESS

Overview

Alderwoods Group, Inc. is the second largest operator of funeral homes and cemeteries in North America. As of January 3, 2004, the Company operated 730 funeral homes, 150 cemeteries and 60 combination funeral homes and cemeteries throughout North America. The Company provides funeral and cemetery services and products on both an at-need (time of death) and pre-need basis. In support of its pre-need business, the Company operates insurance subsidiaries that provide customers with a funding mechanism for the pre-arrangement of funerals.

Loewen International (incorporated in Delaware on February 25, 1987), as reorganized and renamed Alderwoods Group, Inc., succeeded to the business previously conducted by Loewen Group on January 2, 2002 (the "Effective Date") under the Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., its Parent Corporation and certain of their Debtor Subsidiaries, as modified (the "Plan"). Alderwoods Group is a holding company owning, directly or indirectly, the capital stock of approximately 229 subsidiaries through which the funeral, cemetery and insurance businesses are operated. The principal executive office of the Company is located at 311 Elm Street, Suite 1000, Cincinnati, Ohio 45202.

Basis of Accounting

Alderwoods Group succeeded to substantially all of the assets and operations of Loewen Group on the Effective Date, and continues to operate the businesses previously conducted by the Loewen Companies. The Company's accounting information contained in this Form 10-K is presented on the basis of United States generally accepted accounting principles ("GAAP").

Certain consolidated financial and other information concerning the Predecessor may be of limited interest to stockholders of the Company and has been included in this Form 10-K. However, the consolidated financial and other information of the Company issued subsequent to implementation of the Plan are not comparable with the consolidated financial information and other information issued by the Predecessor prior to implementation of the Plan due to:

- the significant changes in the financial and legal structure of the Company;
- the application of "fresh start" reporting, as a result of the confirmation and implementation of the Plan;
- changes in accounting policies, certain account classifications and fiscal accounting periods adopted by the Company; and
- the reclassification of assets held for sale as discontinued operations for its fiscal 2003 and 2002 years, without reclassifying fiscal years prior to 2002.

Business Operations

The Company's segments primarily consist of the funeral and cemetery activities of its operating subsidiaries. The Company's segments also include an insurance business in support of the core funeral and cemetery operations. Within the Company's segments, the Company maintains a regional operating structure for the funeral and cemetery business that is organized into multiple geographic regions in the United States and Canada. For certain financial information by segment and geographic area, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," Note 16 to the Company's consolidated financial statements as at and for the 53 weeks ended January 3, 2004 (the "Consolidated Financial Statements") and Note 15 to the Predecessor's consolidated financial statements.

Funeral operations constituted approximately 68% of consolidated revenue of the Company for 2003, compared to approximately 69% for 2002. Cemetery operations constituted approximately 22% of consolidated revenue of the Company for 2003 and 2002. Insurance operations constituted approximately 10% of consolidated revenue of the Company for 2003, as compared to approximately 9% for 2002.

Funeral Operations

The Company's funeral operations encompass making funeral and cremation arrangements on an at-need or pre-need basis. The Company's funeral operations offer a full range of funeral services, including the collection of remains, registration of death, professional embalming, use of funeral home facilities, sale of caskets and other merchandise and transportation to a place of worship, funeral chapel, cemetery or crematorium. The Company's funeral operations generally experience slightly higher sales in the winter months, primarily due to higher incidents of deaths due to illnesses brought on by cold weather.

Amounts paid for funeral services are recorded as revenue at the time the service is performed. Payments made for pre-need funeral contracts are either placed in trust or are used on behalf of the purchaser of the pre-need contract to pay premiums on life insurance polices, under which the Company is designated as the beneficiary. At the date of performing a pre-need funeral service, the original contract amount, together with related accrued earnings from trust and increased insurance benefits, is recorded as funeral revenue.

Cemetery Operations

The Company's cemetery operations assist families in making burial arrangements and offer a complete line of cemetery products (including a selection of burial spaces, burial vaults, lawn crypts, caskets, memorials, niches and mausoleum crypts), the opening and closing of graves and cremation services.

Provided certain collectibility criteria are met, pre-need cemetery interment right sales of developed cemetery property are deferred until a minimum percentage of the sales price has been collected, while pre-need cemetery interment right sales of undeveloped cemetery property are deferred and revenue is recognized on a percentage of completion basis. Pre-need sales of cemetery merchandise or services are deferred until the delivery of such merchandise or performance of such services occurs.

Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre-need merchandise and services may also be required to be paid into trusts, which are included in pre-need cemetery contracts in the Company's Consolidated Financial Statements. Earnings on merchandise and services trust funds are deferred on the consolidated balance sheet until the revenue of the associated merchandise or service is recognized in earnings. Selling costs related to the sale of pre-need merchandise and services are expensed in the period incurred.

Pursuant to various state and provincial laws, the Company provides for the long-term maintenance of its cemetery properties by placing a portion, typically 10% to 15%, of the proceeds from the sale of interment rights into a perpetual care trust fund (these amounts are generally contributed to trust when the contract is fully paid). As allowed by these laws, the income earned on these funds is used to partially offset the maintenance costs of operating the cemeteries. At January 3, 2004, the cemeteries had approximately $260 million in perpetual care trust funds, compared to $267 million at December 28, 2002, which are not reflected in the Consolidated Financial Statements because the principal is required to stay in trust in perpetuity.

Combined Funeral and Cemetery Operations

The Company operates 60 combination funeral homes and cemeteries in which a funeral operation is physically located within or adjoining a cemetery operation. The Company's combination operations allow synergies between funeral and cemetery sales, and reduction in personnel, equipment and other costs. In addition, customers are provided with the convenience of a single location to purchase funeral and cemetery services and merchandise.

Insurance Operations

The Company operates several insurance subsidiaries licensed in a total of 35 states. These insurance subsidiaries sell a variety of insurance products, primarily for the funding of pre-need funerals.

Discontinued Operations

Throughout the reorganization process, the Company engaged in a strategic market rationalization assessment to dispose of cemetery and funeral operating locations that did not fit into the Company's market or business strategies, as well as under-performing locations and excess cemetery land. This program continued during 2003. The Company believes that the identification of businesses for disposal is substantially complete. The Company will now focus on selling the businesses identified for disposal and, on a smaller scale and over time, continue to assess the Company's portfolio of funeral and cemetery locations to ensure they continue to fit in the Company's strategy. Once a property is added to the disposal list, the Company expects to receive a firm purchase commitment within one year.

During 2003 and 2002, the Company identified 148 funeral, 88 cemetery and four combination locations for disposal. The funeral locations included all 39 funeral locations in the United Kingdom, which were sold on October 20, 2003. The Company also identified for disposal its life insurance operations, which are not strategic to the Company's long-term objectives, and are not in support of the Company's North American pre-need funeral sales efforts.

As at January 3, 2004, the Company had 64 funeral, 72 cemetery and four combination locations in North America for disposal. The life insurance operations held for sale also remained for sale.

The Company has classified all the locations identified for disposal as assets held for sale in the consolidated balance sheets and recorded any related operating results, long-lived asset impairment provisions, and gains or losses recorded on disposition as income from discontinued operations. The Company has also reclassified the prior fiscal year to reflect any comparative amounts on a similar basis, including locations sold in 2002.

Death Care Industry

Competition

The funeral service industry in North America is highly fragmented, consisting primarily of small, family-owned businesses. There are approximately 22,000 funeral homes and 10,500 cemeteries in the United States. The Company believes the four largest public operators of funeral homes and cemeteries — Service Corporation International, Alderwoods Group, Inc., Stewart Enterprises, Inc. and Carriage Services, Inc. — operate approximately 12% and 9% of the funeral homes and cemeteries, respectively, serve approximately 22% of total funeral calls, and generate approximately 20% of industry revenues in the United States. The Company's competition in the markets in which it operates generally arise from one or more of the above public operators in addition to independent operators of funeral homes and cemeteries for at-need and pre-need business. The market share of a single funeral home or cemetery in any community is often a function of the name, reputation and location of that funeral home or cemetery. Gains or losses in market share within a community are usually realized over a number of years.

Cremation

Substantially all of the Company's funeral homes provide basic cremation services through Company owned or third party crematories, and the Company has proprietary programs designed to provide a full range of merchandise and services to families choosing cremation. In 2003, on an overall basis, cremations accounted for approximately 36% of all funeral services performed by the Company, compared to approximately 35% performed in 2002. According to the latest industry studies available, cremations increased by approximately 1% annually from 1997 to 2002, as a percentage of all funeral services in the United States and, in 2002, accounted for approximately 28% of all funeral services performed in the United States. This trend of increasing cremations is expected to continue into the future.

Regulation

The funeral service and cemetery industry is regulated primarily on a state and provincial basis with a vast majority of jurisdictions requiring licensing and supervision of individuals who provide funeral-related services. Most jurisdictions also regulate the sale of pre-need services and the administration of any resulting trusts or insurance contracts. The laws and regulations are complex, are subject to interpretation by regulators, vary from jurisdiction to jurisdiction and are subject to change from time to time. Non-compliance with these regulations can result in fines or suspension of licenses required to sell pre-need services and merchandise. In addition, concerns regarding lack of competition have led a few jurisdictions to enact legislation restricting the common ownership of funeral homes, cemeteries and related operations within a specific geographic region.

The Company's operations in the United States must also comply with federal legislation, including the laws administered by the Occupational Safety and Health Administration, the Americans with Disabilities Act and the Federal Trade Commission ("FTC") regulations. The FTC administers the Trade Regulation Rule on Funeral Industry Practices, the purpose of which is to prevent unfair or deceptive acts or practices in connection with the provision of funeral goods or services. Certain regulatory requirements also exist in Canada.

The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. On a continuing basis, the Company's business practices are designed to assess and evaluate environmental risk and, when necessary, conduct appropriate corrective measures. Liabilities are recorded when known or considered probable and reasonably estimable. Actual environmental liabilities could differ significantly from the Company's estimates.

The Company's insurance subsidiaries are subject to regulation by the states in which they are domiciled and the states in which their products are sold.

The Company believes that it complies in all material respects with the provisions of the laws and regulations under which it operates.

Employees

At February 28, 2004, the Company employed approximately 8,900 people, with approximately 530 people employed at the executive and administrative offices in Cincinnati, Ohio, Toronto, Ontario and Burnaby, British Columbia. The Company believes that relationships with employees are good. At February 28, 2004, approximately 270 of the Company's employees were members of collective bargaining units.

Web Site Access to Periodic and Current Reports

The Company makes its periodic and current reports available, free of charge, through its web site at http://www.alderwoods.com as soon as reasonably practicable after such material is electronically filed with, or furnished to, the United States Securities and Exchange Commission ("SEC").

Predecessor Overview

From the inception of Loewen Group in 1985 until the last half of 1998, Loewen Group's business philosophy centered on a growth strategy in the funeral home and cemetery businesses. Loewen Group's primary growth philosophy was to act as a consolidator and, as such, to respond to opportunities offered by independent operators seeking to complete their own ownership "succession planning" by selling their businesses to a larger organization. The greatest number of acquisitions made by Loewen Group involved small- and medium-sized businesses; these businesses, many with annual revenues of less than $1 million, comprised the vast majority of the Loewen Group's operating locations. Most acquisitions made by Loewen Group were funded by debt either (a) issued to the seller, (b) borrowed from large financial institutions or (c) raised in the public debt markets. Beginning in 1996, Loewen Group's strategic growth plan began to increase its focus on acquisitions of cemeteries, as distinguished from the earlier emphasis on acquisitions of funeral homes.

Beginning in the second half of 1998, in light of negative cash flow from its businesses and increasing difficulties in meeting its debt service obligations, Loewen Group virtually ceased its acquisition program. During the last quarter of 1998, Loewen Group began attempting to sell various operations.

Loewen Group's financial difficulties primarily stemmed from a highly burdensome debt load, much of which was incurred in connection with its historical acquisition program, and the poor cash flow characteristics associated with its then-existing cemetery pre-need sales strategy. The poor cash flow was also impacted by the settlement of a litigation matter for an aggregate consideration of $175.0 million in 1998. As of March 31, 1999, Loewen Group's consolidated balance sheet reflected approximately $2.1 billion of long-term debt (of which approximately $742.2 million was due currently) and approximately $48.8 million of other current debt.

On June 1, 1999 (the "Petition Date"), Loewen Group, approximately 850 United States subsidiaries of Loewen Group (including Loewen International) and one foreign subsidiary of Loewen Group each voluntarily filed a petition for creditor protection under Chapter 11 ("Chapter 11") of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Concurrent with the Chapter 11 filing, Loewen Group and 117 of its Canadian subsidiaries filed for creditor protection under the Companies' Creditors Arrangement Act ("Creditors Arrangement Act") with the Ontario Superior Court of Justice (the "Canadian Court"). Subsequent to the Petition Date, five additional subsidiaries of Loewen Group voluntarily filed petitions for creditor protection and 41 subsidiaries were voluntarily deleted. The Loewen Companies' insurance, United Kingdom and certain funeral and cemetery subsidiaries were excluded from the Chapter 11 and Creditors Arrangement Act filings.

The Bankruptcy Court confirmed the Plan on December 5, 2001, the Canadian Court recognized the Plan on December 7, 2001, and the Plan became effective on January 2, 2002.

Pursuant to the Plan, the following transactions, among other things, were completed on the Effective Date:

- Loewen Group, through a series of transactions, transferred to Loewen International all of its assets, excluding only bare legal title to its claims against the United States in the pending arbitration matter ICSID Case No. ARB(AF)/98/3 (the "NAFTA Claims") under the North American Free Trade Agreement ("NAFTA"), and transferred to Loewen International the right to any and all proceeds from the NAFTA Claims; these transactions were structured in light of the jurisdictional and substantive requirements for the maintenance of, and were intended to preserve, the NAFTA Claims; and, following these transactions, Loewen Group ceased to have any employees, meaningful assets or operations;

- Through a series of subsidiary restructuring transactions, including mergers, consolidations and similar transactions, the number of subsidiaries in the corporate structure was reduced from more than 1,000 to approximately 300;
- Loewen Group's ownership of Loewen International was cancelled, and Loewen International thereupon ceased to be affiliated with Loewen Group;
- The 9.45% Cumulative Monthly Income Preferred Securities, Series A issued by Loewen Group Capital, L.P. ("Monthly Income Preferred Securities") and the related obligations were cancelled in exchange for warrants ("Warrants") to purchase 496,800 shares of common stock, par value $0.01 per share, of Alderwoods Group ("Common Stock") at an initial price of $25.76, which Warrants will expire on January 2, 2007;
- The debt claiming the benefit of the collateral trust agreement dated as of May 15, 1996, among Bankers Trust Company, as trustee, Loewen Group, Loewen International and certain pledgors (the "Collateral Trust Agreement") was cancelled in exchange for a combination of an aggregate cash payment of $131.5 million, 36,728,503 shares of Common Stock and Alderwoods Group's 12¼% Senior Notes Due 2009 in the aggregate principal amount of $330 million ("Seven-Year Unsecured Notes"), Alderwoods Group's 12¼% Senior Notes Due 2004 in the aggregate principal amount of $49.5 million ("Two-Year Unsecured Notes") and Alderwoods Group's 11% Senior Secured Notes Due 2007 in the aggregate principal amount of $250 million ("Five-Year Secured Notes");
- Certain claims were settled in exchange for an aggregate cash payment of $2 million and 11,648 shares of Common Stock;
- Certain unsecured obligations were cancelled in exchange for an aggregate of 2,759,270 shares of Common Stock, Warrants to purchase 2,495,200 shares of Common Stock and all of the interests in a liquidating trust that holds (a) five-year warrants of reorganized Prime Successions Holdings, Inc. ("Prime") issued to Loewen Group in Prime's reorganization proceeding and (b) an undivided 25% interest in the net proceeds, if any, of the NAFTA Claims;
- Certain administrative claims were satisfied through the issuance of Alderwoods Group's 12¼% Convertible Subordinated Notes Due 2012 in the aggregate principal amount of $24.7 million (the "Convertible Subordinated Notes"), which were convertible, at the holder's option, into Common Stock at an initial conversion rate equal to $17.17 per share and 379,449 shares of Common Stock, which resulted in Alderwoods Group becoming the owner of all of the outstanding common stock of Rose Hills Holdings Corp. ("Rose Hills") which in turn owns 100% of the outstanding common stock of Rose Hills Company;
- Certain executory contracts and unexpired leases of the debtor subsidiaries were reinstated and, such indebtedness, together with long-term indebtedness of subsidiaries of the Company that were not debtors, totaled approximately $45 million;
- Cash payments in the aggregate amount of $31.6 million were made in respect of certain convenience, priority and other claims;
- A new board of directors was selected for the Company; and
- The Company entered into an exit financing facility with a maximum availability of $75 million.

During the Company's first year of operations, subsequent to the Effective Date, the Company had a continuing obligation to resolve residual bankruptcy claims of allowed amounts, most of which were procedural oriented. In this regard, at fresh start, the Company estimated its cost to complete and resolve such pending matters and established an accrual of $57.1 million. Though the Company had anticipated completing all remaining reorganization matters and tasks during fiscal 2002, various delays experienced resulted in a number of items still not being completed. Although the estimated amounts were accrued at emergence, the continuing activities and associated costs, primarily legal fees, general Chapter 11 costs, legal reorganization costs, and adversary proceeding costs, continue to be incurred to complete the remaining reorganization procedures. Accordingly, the Company has estimated the remaining costs and has a remaining accrual of $13.1 million at January 3, 2004. The Company expects to complete the remaining reorganization procedures during fiscal year 2004.

ITEM 2. PROPERTIES

The Company's properties consist primarily of funeral homes and cemeteries. Of the Company's 730 funeral homes at January 3, 2004, 96 were leased facilities and the balance were owned by the Company. In some cases, the Company has a right of first refusal and/or an option to purchase its leased premises. Of the funeral homes owned by the Company, 361 funeral homes in the United States are pledged as security for the Company's $325.0 million senior secured facility entered into on September 17, 2003, and as amended on January 23, 2004 (the "Credit Agreement"), and 41 funeral homes are pledged as security for mortgages. As of January 3, 2004, there were 613 funeral homes located in the United States and 117 in Canada.

The Company operated or provided management and sales services pursuant to various management and sales agreements to 150 cemeteries at January 3, 2004, of which the assets of one are pledged as security for mortgages. The cemeteries (including those in combination funeral homes and cemeteries) operated by the Company at January 3, 2004, contained an aggregate of approximately 11,600 acres of which approximately 60% were developed. As at January 3, 2004, there were 146 cemeteries located in the United States and four in Canada.

At January 3, 2004, 57 combination funeral homes and cemeteries were located in the United States and three were located in Canada. Of the Company's 60 combination funeral homes and cemeteries at January 3, 2004, two were leased and the balance were owned by the Company. Of the combination funeral homes and cemeteries located in the United States, five are pledged as security for the Credit Agreement.

The Company's office in Cincinnati, Ohio occupies approximately 21,000 square feet of leased office space. The Company's office in Toronto, Ontario occupies approximately 19,000 square feet of leased office space. The Company's office in Burnaby, British Columbia occupies approximately 72,000 square feet of leased office space.

The Company's facilities are well-maintained and kept in good condition, which, management believes, meets the standards required for the Company's nature of business.

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to legal proceedings in the ordinary course of its business, but does not expect the outcome of any proceedings, individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF ALDERWOODS GROUP

The following table sets forth certain information with respect to executive officers of Alderwoods Group as of February 28, 2004.

Name	Age	Position
John S. Lacey	60	Chairman of the Board
Paul A. Houston	55	Director, President and Chief Executive Officer
Ross S. Caradonna	52	Executive Vice President, Chief Information Officer
Cameron R.W. Duff	43	Senior Vice President, Corporate Development
Ellen Neeman	53	Senior Vice President, Legal & Compliance, Corporate Secretary
Richard J. Scully	45	Senior Vice President, Sales and Marketing
Kenneth A. Sloan	54	Executive Vice President, Chief Financial Officer

Certain biographical information relating to each of these individuals is set forth below.

John S. Lacey became the Chairman of the Board of Directors of Alderwoods Group on January 2, 2002. From January 1999 to January 2002, Mr. Lacey was the Chairman of the Board of Directors of Loewen Group. In December 1998, Mr. Lacey became a director of Loewen Group. From July 1998 to November 1998, Mr. Lacey was President and Chief Executive Officer of The Oshawa Group Ltd., a marketer of food and pharmaceutical products, in Toronto, Ontario. From November 1996 to July 1998, Mr. Lacey was President and Chief Executive Officer of WIC Western International Communications Inc., a private broadcaster, in Vancouver, British Columbia. Mr. Lacey is also a director of Telus Corporation, Cancer Care Ontario and Canadian Tire Corporation, Limited.

Paul A. Houston became a director, President and Chief Executive Officer of Alderwoods Group on January 2, 2002. From December 1999 to January 2002, Mr. Houston was President and Chief Executive Officer of Loewen Group and President of Loewen International. Additionally, Mr. Houston served as a director of Loewen Group from June 1999 to January 2002. From August 1996 to October 1999, Mr. Houston was President and Chief Executive Officer of Scott's Restaurants Inc., a quick service food company. Mr. Houston is also a director of CFM Corporation.

Ross S. Caradonna became Executive Vice President, Chief Information Officer of Alderwoods Group on January 22, 2003. From September 2002 to January 21, 2003, Mr. Caradonna was Senior Vice President, Chief Information Officer of Alderwoods Group. From September 2001 to September 2002, Mr. Caradonna served as Senior Vice President, Chief Information Officer of Sobey's Inc., a grocery retailer and distributor. From October 2000 to July 2001, Mr. Caradonna was a Senior Retail Consultant with Karabus Management. From June 1991 to September 2000, Mr. Caradonna served as Senior Vice President, Chief Information Officer of Scott's Hospitality Inc., an international consumer service company.

Cameron R.W. Duff became Senior Vice President, Corporate Development of Alderwoods Group in June 2002. From March 2001 until March 2002, Mr. Duff was a partner in the law practice of Donahue Ernst & Young. From July 2000 to February 2001, Mr. Duff was a consultant to TD Bank Financial Group, a provider of financial products and services. From July 1997 to June 2000, Mr. Duff was Vice President, Business Development & Corporate Strategy for CT Financial Services Inc., a provider of financial products and services.

Ellen Neeman became Senior Vice President, Legal & Compliance, Corporate Secretary of Alderwoods Group in June 2002. From May 2001 to January 2002, Ms. Neeman was Vice President & Corporate Secretary for 724 Solutions, Inc., a provider of Internet infrastructure software. From March 2000 to April 2001, Ms. Neeman was Vice President & Corporate Secretary for Geac Computer Corporation Limited, a software provider. From March 1997 to January 2000, Ms. Neeman was Senior Vice President, General

Counsel & Corporate Secretary for UniHost Corporation, a company engaged in hotel ownership, franchising and management businesses.

Richard J. Scully became Senior Vice President, Sales and Marketing of Alderwoods Group in January 2003. From June 2001 to January 2003, Mr. Scully was Vice President, Sales and Marketing of Alderwoods Group. From 2000 to June 2001, Mr. Scully served as Director, E-Commerce of Tucows International Corp., an internet channel management company. From 1989 to 2000, Mr. Scully was Director, Knowledge Management at Glaxowellcome Canada Inc., a pharmaceutical manufacturing and marketing company.

Kenneth A. Sloan became Executive Vice President, Chief Financial Officer of Alderwoods Group on January 22, 2003. From January 2, 2002, to January 21, 2003, Mr. Sloan was Senior Vice President, Chief Financial Officer of Alderwoods Group. From November 2000 to January 2002, Mr. Sloan was Senior Vice President, Chief Financial Officer of Loewen Group and of Loewen International. From September 1987 to September 2000, Mr. Sloan served as Senior Executive Vice President, Finance and Planning and Chief Financial Officer of Shoppers Drug Mart Ltd., an operator of drug stores.

No executive officer of Alderwoods Group is related by blood, marriage or adoption to any director or other executive officer of Alderwoods Group.

There are no arrangements or understandings between any executive officer of Alderwoods Group and any other person pursuant to which the executive officer was selected as an executive officer of Alderwoods Group.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Pursuant to the Plan, shares of the Company's Common Stock were first issued on the Effective Date and commenced trading on The NASDAQ Stock Market, Inc. ("Nasdaq") as National Market securities on January 3, 2002, under the symbol "AWGI".

The following table sets forth, for the periods indicated, the range of high and low sales prices of the Company's Common Stock, as reported on Nasdaq.

	Price Range	
	High	Low
53 Weeks Ended January 3, 2004:		
12-week period ended March 22, 2003	$ 5.30	$ 3.07
12-week period ended June 14, 2003	6.29	3.25
16-week period ended October 4, 2003	8.40	5.27
13-week period ended January 3, 2004	10.52	7.30
52 Weeks Ended December 28, 2002:		
12-week period ended March 23, 2002	$15.31	$11.50
12-week period ended June 15, 2002	12.00	6.86
16-week period ended October 5, 2002	9.90	5.45
12-week period ended December 28, 2002	6.73	3.65

As of February 28, 2004, there were 631 record holders of the Common Stock.

Dividend Policy

Since the Effective Date, Alderwoods Group has not paid any cash dividends, and it is not anticipated that Alderwoods Group will pay any dividends on the Common Stock in the foreseeable future. Covenants in the Credit Agreement and the Subordinated Bridge Loan Agreement dated as of January 23, 2004, among Alderwoods Group and Banc of America Bridge, LLC, as administrative agent and initial bridge lender (the "Bridge Loan"), prohibit the payment of cash dividends and restrict, and under specified circumstances prohibit, the payment of other dividends by Alderwoods Group. In addition, covenants in the indenture governing the Seven-Year Unsecured Notes restrict, and under specified circumstances prohibit, the payment of dividends by Alderwoods Group. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Other Information — Restrictions" and Note 6 to the Company's Consolidated Financial Statements.

Recent Sales of Unregistered Securities

As of the Effective Date and in accordance with the Plan, the Company issued in respect of holders of certain claims:

- 39,878,870 shares of Common Stock;
- Warrants to purchase 2,992,000 shares of Common Stock (exercisable at an initial exercise price of $25.76 per share at anytime on or before January 2, 2007);
- $250 million aggregate principal amount of the Company's 11% Senior Secured Notes Due 2007;
- $49.6 million aggregate principal amount of the Company's 12¼% Senior Notes Due 2004;
- $330 million aggregate principal amount of the Company's 12¼% Senior Notes Due 2009; and

◦ $24.7 million aggregate principal amount of the Company's 12¼% Convertible Subordinated Notes Due 2012 (convertible at any time at the option of the holder, at an initial conversion rate equal to $17.17 per share).

On January 31, 2003, also in accordance with the Plan, the Company issued in respect of holders of certain unsecured claims 21,140 shares of Common Stock.

Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 (the "Securities Act") and state securities laws if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. Section 1145(a)(2) of the Bankruptcy Code exempts the offer of a security through any warrant, option, right to purchase or conversion privilege that is sold in the manner specified in section 1145(a)(1) and the sale of a security upon the exercise of such a warrant, option, right or privilege. Alderwoods Group believes that the offer and sale of the Common Stock, the Warrants, the Five-Year Secured Notes, the Two-Year Unsecured Notes, the Seven-Year Unsecured Notes, and the Convertible Subordinated Notes under the Plan satisfy the requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, are exempt from registration under the Securities Act and state securities laws. Similarly, the offer of Common Stock through the Warrants and the Convertible Subordinated Notes and the sale of Common Stock upon the exercise of the Warrants or conversion of the Convertible Subordinated Notes satisfy the requirements of section 1145(a)(2) of the Bankruptcy Code and, therefore, are exempt from registration under the Securities Act and state securities laws.

ITEM 6. SELECTED FINANCIAL DATA

Alderwoods Group succeeded to substantially all of the assets and operations of Loewen Group on the Effective Date, and continues to operate the businesses previously conducted by the Loewen Companies. For financial reporting purposes, the effective date of the reorganization was December 31, 2001, because U.S. GAAP requires that the financial statements reflect fresh start reporting as of the confirmation date or as of a later date when all material conditions precedent to the Plan becoming binding are resolved.

Certain consolidated financial and other information concerning the Predecessor may be of limited interest to stockholders of the Company and has been included in this Form 10-K. However, the consolidated financial and other information of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation due to:

◦ the significant changes in the financial and legal structure of the Company;

◦ the application of "fresh start" reporting as explained in Note 2 to the Company's Consolidated Financial Statements, as a result of the confirmation and implementation of the Plan;

◦ changes in accounting policies, and certain account classifications and fiscal accounting periods adopted by the Company; and

◦ the reclassification of assets held for sale as discontinued operations for its fiscal 2003 and 2002 years, without reclassifying fiscal years prior to 2002.

Accordingly, the accompanying selected consolidated financial information should be reviewed with caution, and the Predecessor's selected consolidated financial information should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance. A black line has been drawn to separate and distinguish between the consolidated financial information that relates to the Company and the consolidated financial information that relates to the Predecessor.

Set forth below is certain selected consolidated financial and operating information for the Company as of January 3, 2004, December 28, 2002, and December 31, 2001, and for the 53 weeks ended January 3, 2004, and the 52 weeks ended December 28, 2002, and, for the Predecessor, consolidated financial and operating information as at and for the years ended December 31, 2001, 2000 and 1999. The selected consolidated financial information set forth below is derived from the Company's and the Predecessor's respective audited consolidated financial statements for such periods, and should be read in conjunction with the Company's Consolidated Financial Statements and the Predecessor's consolidated financial statements included in Item 8 of this Form 10-K (including the notes thereto), as well as the discussion contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Alderwoods Group		Predecessor		
	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002	Year Ended December 31		
			2001 (h)	2000 (i)	1999 (j)
	(in thousands, except per share amounts)		(in thousands, except per share amounts)		
Consolidated Statements of Operations Information:					
Revenue	$ 740,551	$ 706,148	$ 836,401	$927,684	$1,021,230
Gross margin (a)	146,275	130,665	181,239	262,023	258,529
Provision for goodwill impairment (b)	—	228,051	—	—	—
Provision for asset impairment (c)	4,699	367	180,658	116,937	428,194
Income (loss) from operations	85,295	(140,941)	(132,173)	17,469	(324,656)
Net income (loss) from continuing operations (d)	10,020	(217,871)	(87,160)	(57,345)	(523,439)
Basic net income (loss) per share from continuing operations (e)	0.25	(5.46)	(1.29)	(0.89)	(7.18)
Aggregate dividends declared per share	—	—	—	—	0.10

	Alderwoods Group			Predecessor	
	As of January 3, 2004	As of December 28, 2002	As of December 31, 2001	As of December 31, 2000	As of December 31, 1999
	(in thousands)			(in thousands)	
Balance Sheet Information:					
Total assets	$3,115,437	$3,200,766	$3,503,103	$3,878,044	$4,059,751
Liabilities subject to compromise (f)	—	—	—	2,289,497	2,282,601
Total long-term debt including current maturities (f)(g)	630,918	755,581	835,648	73,542	91,204
Stockholders' equity (deficit)	544,893	523,402	739,352	(662,768)	383,075

(a) For the 53 weeks ended January 3, 2004, and the 52 weeks ended December 28, 2002, gross margin includes depreciation expense not included in the prior years.

(b) See Note 15 to the Company's Consolidated Financial Statements.

(c) Predecessor provision for asset impairment includes goodwill impairment as determined under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

(d) For the Predecessor, represents loss before extraordinary gain, fresh start valuation adjustments and cumulative effect of accounting change.

(e) There are no material differences between basic and diluted loss per share. For the Predecessor, represents basic loss per share before extraordinary gain, fresh start valuation adjustments and cumulative effect of accounting change. Predecessor loss per share amounts are included herein, as required by U.S. GAAP. However, the common stockholders of the Predecessor received no equity in the Company upon reorganization.

(f) For the Predecessor, under-secured and unsecured debt obligations (including the Monthly Income Preferred Securities) were reclassified to liabilities subject to compromise for 2000 and 1999, as a result of the Chapter 11 and the Creditors Arrangement Act filings.

(g) For the Predecessor, total long-term debt comprises long-term debt which is not subject to compromise, including the current maturities of long-term debt.

(h) The financial results of the Predecessor for the year ended December 31, 2001, include $87 million of pre-tax charges representing reorganization costs. The 2001 results exclude $133 million of contractual interest expense applicable to certain pre-Petition Date debt obligations, which were subject to compromise as a result of the Chapter 11 and Creditors Arrangement Act filings.

(i) The financial results of the Predecessor for the year ended December 31, 2000, include $46 million of pre-tax charges representing reorganization costs. The 2000 results exclude $154 million of contractual interest expense applicable to certain pre-Petition Date debt obligations, which were subject to compromise as a result of the Chapter 11 and Creditors Arrangement Act filings.

(j) The financial results of the Predecessor for the year ended December 31, 1999, include $59 million of pre-tax charges representing impairment of investments and accrual of contingent losses on investments and $93 million of reorganization costs. The 1999 results exclude $95 million of contractual interest expense applicable to certain pre-Petition Date debt obligations, which were subject to compromise as a result of the Chapter 11 and Creditors Arrangement Act filings.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Alderwoods Group is the second largest operator of funeral homes and cemeteries in North America. As of January 3, 2004, the Company operated 730 funeral homes, 150 cemeteries and 60 combination funeral homes and cemeteries throughout North America.

The Company's funeral operations encompass making funeral and cremation arrangements on an at-need or pre-need basis. The Company's funeral operations offer a full range of funeral services, including the collection of remains, registration of death, professional embalming, use of funeral home facilities, sale of caskets and other merchandise and transportation to a place of worship, funeral chapel, cemetery or crematorium. The Company's funeral operations generally experience higher volumes in the winter months, primarily due to higher incidents of deaths due to illnesses brought on by cold weather.

Industry data shows that cremation continues to be an increasing choice of many consumers. This shift away from the traditional funeral service appears indicative of the changing demographics of society, the increased mobility of the population, and the change in view towards memorialization alternatives. According to the latest industry studies available, cremations increased by approximately 1% annually from 1997 to 2001, as a percentage of all funeral services in the United States and, in 2001, accounted for approximately 27% of all funeral services performed in the United States. The number of cremation services performed by the Company as a percentage of total services performed increased to 34% in 2003, compared to 33% for 2002.

Compared to funeral services that involve burials, cremation services historically generate higher gross profit margins, but lower overall revenues. Customers using cremation services typically choose lower priced merchandise and do not purchase the full range of funeral merchandise and services offered, as cremation services typically range from discount to enhanced services.

The Company's cemetery operations assist families in making burial arrangements and offer a complete line of cemetery products (including a selection of burial spaces, burial vaults, lawn crypts, caskets, memorials, niches and mausoleum crypts), the opening and closing of graves and cremation services.

The Company operates several insurance subsidiaries licensed in a total of 35 states. These insurance subsidiaries sell a variety of insurance products, primarily for the funding of pre-need funerals.

The funeral service industry in North America is highly fragmented, consisting primarily of small, family-owned businesses that generate about 80% of industry revenues. There are approximately 22,000 funeral homes and 10,500 cemeteries in the United States. The Company believes the four largest public operators of funeral homes and cemeteries — Service Corporation International, Alderwoods Group, Inc., Stewart Enterprises, Inc. and Carriage Services, Inc. — operate approximately 12% and 9% of the funeral homes and cemeteries, respectively, serve approximately 22% of total funeral calls, and generate approximately 20% of industry revenues in the United States.

In 2002, there were approximately 2.4 million deaths in the United States. According to the United States Bureau of the Census, this number is expected to increase by approximately 1% annually until 2010, when annual deaths are expected to reach approximately 2.6 million. This rate of increase is not expected to significantly influence revenue. The over-50 population is expected to increase annually by 2% and reach approximately 97.1 million in 2010, which will provide opportunities for increasing the sale of pre-need services and merchandise.

Alderwoods Group is a holding company owning, directly or indirectly, the capital stock of approximately 229 subsidiaries through which the funeral, cemetery and insurance businesses are operated. Loewen International (incorporated in Delaware on February 25, 1987), as reorganized and renamed

Alderwoods Group, Inc., succeeded to the business previously conducted by Loewen Group on January 2, 2002.

Business Strategy

Overview

During 2003 and 2002, its two post-emergence years, the Company focused on stabilizing its core business operations, reducing debt to the extent possible while maintaining stable cash flow for operating purposes, and completing many residual tasks associated with its successful emergence from reorganization proceedings on January 2, 2002. The successful results of this strategy are evident in that the Company has:

- generated positive operating margins in its business,
- reduced debt outstanding by approximately $125.0 million in 2003, and, since the Company was launched in January 2, 2002, reduced debt by approximately $202.8 million from $833.7 million to $630.9 million as at January 3, 2004;
- refinanced certain debt to eliminate refinancing risk, extend maturities and lower interest costs for 2004 to an estimated $57.6 million (projected using interest rates and debt levels in effect at January 3, 2004), compared to $77.8 million for 2003, and $85.0 million for 2002;
- identified for disposal 148 funeral, 88 cemetery and four combination locations that did not fit into the Company's market or business strategies;
- identified for disposal the Company's life insurance operations, which are not in support of the Company's North American pre-need funeral sales efforts;
- sold all 39 funeral locations in the United Kingdom and 41 other funeral, 67 cemetery and six combination locations identified for disposal; and
- resolved numerous reorganization issues and outstanding claims.

Looking ahead to 2004, the Company's strategic objectives are to:

- improve the Company's revenues and reduce costs by growing the number of funeral services, increasing the average revenue per funeral service and controlling costs;
- build a solid foundation to maintain market share and long-term volume growth by growing pre-need sales;
- continue to improve the financial condition of the Company by reducing debt and exploring further opportunities for lowering interest costs; and
- sell the businesses identified for disposal and, on a smaller scale and over time, continue to assess the Company's portfolio of funeral and cemetery locations to ensure they continue to fit in the Company's strategy.

Key Strategies

Improve the Balance Sheet

The Company successfully reduced its emergence debt level by approximately 24.5% during its first two years of operations. Such reduction came from the generation of strong operating cash flow, the sale of non-strategic operating locations and real estate, the recovery of excess trust fund contributions and improvements in working capital levels. In addition, the Company successfully refinanced certain of its debt, effectively reducing interest costs. The Company intends to continue to de-lever its consolidated balance sheet during 2004. The Company will look to further reduce its average interest rate by refinancing its debt at lower rates of interest as opportunities arise.

The Company expects cash flow from operations to be adequate to maintain existing operations and capital needs, allowing some of the excess to be used to pay down debt further. Additionally, the Company's disposition of assets held for sale is expected to generate funds that will primarily be utilized for debt reduction. Finally, although the efforts to withdraw excess contributions and unwithdrawn earnings from trusts are substantially complete, the Company will continue its efforts to identify and withdraw such funds. All of these sources of funds will be pursued to achieve the objective of reducing the Company's debt.

Internal Growth

The Company's continued, but increased, focus on its core businesses will be directed towards improved levels of internal growth. The Company will focus on three key areas — market share, average revenue per funeral service and pre-need sales — to achieve internal growth.

The Company plans to initiate market awareness programs in target test markets that afford the highest growth potential for the investment. The Company will invest in advertising and promotion, community relations, brand segmentation and advance planning. Results from these test markets will be used to support the Company's future marketing expenditures that are expected to enhance revenue-creation opportunities.

The Company plans to improve its retailing strategies, primarily for at-need customers, which are expected to increase average revenue per service. The Company currently is rolling out standardized merchandise display layouts and pricing presentation in its merchandise selection rooms at its funeral homes. This merchandising strategy is expected to be rolled out in phases to all of the Company's funeral homes over the next five years.

The Company has a strong pre-need sales program that builds future revenue and enhances market awareness. The Company is careful to manage the cash flow and expense impacts of such a pre-need sales program. In an effort to build on this program, the Company plans to test a more aggressive pre-need sales program in 2004. Initially, during 2004, the program will be rolled out in seven markets. If successful, full roll out over all markets is expected to occur over the next two years. The program involves recruitment of additional sales professionals and a new training program for counselors and managers to support these efforts.

Industry data shows that cremation continues to be an increasing choice of many consumers. This shift away from the traditional funeral service appears indicative of the changing demographics of society, the increased mobility of the population, and the change in view towards memorialization alternatives. This shift is seen as an opportunity for the Company to enhance revenues. The Company plans to offer cremation customers a larger variety of services and products.

Market Rationalization and Expansion

Throughout the reorganization process, the Company engaged in a strategic market rationalization program to dispose of operating locations that were under-performing or did not fit into the Company's market or business strategies. This program continued during 2003 and 2002.

The Company believes that the identification of businesses for disposal is substantially complete. The Company will now focus on selling the businesses identified for disposal and, on a smaller scale and over time, continue to assess the Company's portfolio of funeral and cemetery locations to ensure they continue to fit in the Company's strategy. In addition to disposals of operating locations, the Company will aggressively dispose of surplus real estate holdings within its markets.

In addition, the Company plans to commence strategic initiatives to improve its revenue growth. This is expected to be accomplished through, among other things, strategic, targeted, and well-planned key market development, which meet the Company's operating philosophy and financial goals. The Company expects such controlled growth will help strengthen the Company's core operations, enabling further synergies and operating efficiencies.

The Company also intends to continue its strategy to develop more combination operating locations to provide enhanced, seamless service to customers. Such combination opportunities may be determined within the Company's underlying base of operating locations, as well as through strategic acquisitions.

Cultural Transformation

The Company recognizes that a culture supporting outstanding customer service, excellence in administration and strong financial management has not yet been uniformly established throughout the Company's locations. The Company believes that it has made improvements in this area and is satisfied with the progress made to date. However, management is committed to setting the industry standard for customer service, administration and financial management. The Company is taking steps to achieve this goal, which include implementing tools to assist in assessing the performance of individuals consistently throughout the Company and expanding training programs for customer service and local management skills.

Overview of Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions (see Note 3 to the Consolidated Financial Statements) that impact all of its business segments. Management believes that, of the significant accounting policies described in Note 3 to the Company's Consolidated Financial Statements, the following are the most important to the representation of the Company's financial position, results of operations and cash flows. These require management's most difficult, subjective and complex judgment efforts. All of these critical accounting policies have been discussed and reviewed with the Company's audit committee.

Collectibility of Accounts Receivable

Management must make estimates of the expected uncollectible or refundable amounts of accounts receivable, both at-need and pre-need, primarily affecting the Company's funeral and cemetery business segments. Accordingly, a reserve for uncollectible or refundable installment contracts and trade accounts is determined, based primarily on historical experience of collections and write-offs, as well as other analytical procedures, such as assessment of the change in the aging of receivables. These analyses are applied to different categories of receivables, based on their differing characteristics, to provide an estimate of expectation that is as representative as possible of the related receivable category. Due to the significant number of estimates and projections utilized in determining an expected rate of uncollectible or refundable receivables, actual results of collections could be materially different from these estimates.

In addition, the Company's revenue recognition method for pre-need cemetery interment rights is dependent on management's assessment of the collectibility of the related receivables. If management's collectibility assumptions are not achieved, future pre-need cemetery interment rights revenue would be accounted for under the installment method.

Depreciation of Long-Lived Assets

Property, plant and equipment maintained by each of the Company's business segments are depreciated over their respective estimated useful lives, which vary depending on the nature of the asset (see Note 3 to the Company's Consolidated Financial Statements). Depreciation is determined on a straight-line basis over the estimated useful lives of the long-lived assets. The estimated useful lives of the long-lived assets may be significantly affected by such factors as changing market conditions, impairment, obsolescence, or regulatory changes or requirements.

Valuation of Long-Lived Assets

The Company monitors, for both its continuing and discontinued operations, the continued propriety of the carrying values of its long-lived assets, primarily property, plant and equipment, and cemetery property in the funeral and cemetery business segments, on an ongoing basis, in accordance with accounting requirements. As required, if an indicator of potential impairment is evident, the Company will review the projected undiscounted future cash flows associated with the relevant long-lived asset, to determine if such undiscounted cash flows exceed the carrying amount of the long-lived asset. If it is determined that the net carrying amount of the long-lived asset is not recoverable, then an adjustment would be made to reduce the net carrying amount to the fair value amount of the long-lived asset. The Company utilizes the most current internally-generated and publicly available information to develop its estimates of future undiscounted cash flows including, among other things, estimated lives, residual values, and terminal values, and believes such estimates to be reasonable. Additionally, determination of fair values of long-lived assets may also involve various methods of estimation, if comparable independent fair values are not readily available. Accordingly, different assumptions related to cash flows or fair values of long-lived assets could materially affect the Company's estimates.

Valuation of Goodwill

Goodwill of the funeral business segment is not amortized, but rather tested annually, as well as on the occurrence of certain significant events, as prescribed by relevant accounting requirements, to determine whether or not the carrying value has been impaired. Such annual testing entails determining an estimated fair value of goodwill ("implied goodwill") for comparison to the carrying amount of goodwill, to assess whether or not impairment has occurred. Impairment occurs when the estimated fair value of goodwill associated with the funeral business segment is less than the respective carrying amount of such goodwill, resulting in a write down to the estimated fair value of goodwill. Determination of the estimated fair value of goodwill entails determining the estimated fair value of the funeral business reporting unit in total, and allocating such value to the estimated fair value of the assets and liabilities of the funeral business reporting unit, in a method similar to purchase accounting. Such determination involves many complex assumptions, including underlying cash flow projections, fair value estimates, and comparability reviews, which include, among other things, estimated discount rates, lives, residual values, and terminal values, which the Company believes are reasonable. Accordingly, if any estimates or related underlying assumptions change in the future, the Company may be required to record goodwill impairment charges that result.

Accounting for Income Taxes

The Company must estimate income taxes for its business segments, in each of the jurisdictions in which such business segments operate. This involves estimating actual current tax expense, assessing temporary differences resulting from different treatment of various assets and liabilities for book and tax purposes, such as depreciation, and evaluating potential tax exposures based on current relevant facts and circumstances. The determination of temporary differences associated with assets and liabilities results in deferred tax assets or liabilities, which are recorded in the Company's Consolidated Financial Statements. The Company then assesses the likelihood that it will recover or realize its deferred tax assets from expected future taxable income and, to the extent that recovery is estimated to be not likely, establishes a corresponding valuation allowance. In general, to the extent that a valuation allowance increases or decreases in a period, it will be included as an expense or recovery within the tax provision for such period. (This will not be the case for a decrease in the valuation allowance established at fresh start as a result of the utilization of benefits, which must reduce fresh start goodwill and, if insufficient goodwill exists, will be credited to additional paid-in capital.)

Significant management judgment is required in determining the income tax provision, deferred tax assets and liabilities, and any related valuation allowance or change therein. Accordingly, if actual results differ from the estimates or the estimates are adjusted by management in the future, it could materially impact the Company's financial position and results of operations.

Liabilities for Future Policy Benefits

The Company calculates and maintains liabilities for future policy benefits for the estimated future payment of claims to policyholders based on actuarial assumptions, such as mortality (life expectancy), morbidity (health expectancy), persistency, and interest rates, which are based on the Company's historical experience. The assumptions used are considered to be appropriate at the time the policies are issued (or, if applicable, on the date fresh start accounting was implemented). An additional provision is made for most insurance products to allow for possible adverse deviation from the assumptions assumed. The liabilities established are based on extensive estimates, assumptions and historical experience. Accordingly, establishing such liabilities is an uncertain process, and it is possible that actual claims will exceed estimated liabilities, which could materially impact the Company's financial position and results of operations.

Basis of Presentation

Alderwoods Group succeeded to substantially all of the assets and operations of Loewen Group on the Effective Date, and continues to operate the businesses previously conducted by the Loewen Companies.

Certain consolidated financial and other information concerning the Predecessor may be of limited interest to stockholders of the Company and has been included in this Form 10-K. However, due to the significant changes in the financial structure of the Company, the application of "fresh start" reporting as explained in Note 2 to the Company's Consolidated Financial Statements as a result of the confirmation and implementation of the Plan and changes in accounting policies and fiscal accounting periods adopted by the Company, the consolidated financial and other information of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Furthermore, the Company has reclassified assets held for sale as discontinued operations for its fiscal 2003 and 2002 years, without reclassifying fiscal years prior to 2002. Accordingly, management's discussion and analysis of financial condition and results of operations of the Company compared to the Predecessor should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing an accurate comparison of financial performance.

The Company's fiscal year ends the Saturday nearest to December 31 in each year (whether before or after such date).

The first and second fiscal quarters each consist of 12 weeks and the third fiscal quarter consists of 16 weeks. The fourth fiscal quarter will typically consist of 12 weeks, but this period may be altered, if necessary, in order to cause the fourth fiscal quarter to end on the same day as the fiscal year. As a result of this, the fourth fiscal quarter will consist of 13 weeks in certain years.

This discussion and analysis of financial condition and results of operations of the Company and the Predecessor are based upon and should be read in conjunction with the Company's Consolidated Financial Statements and the Predecessor's consolidated financial statements included in Item 8 of this Form 10-K (including the notes thereto).

Results of Operations

Detailed below are the operating results of the Company for the 53 weeks ended January 3, 2004, and the 52 weeks ended December 28, 2002, and the Predecessor for the year ended December 31, 2001. The operating results are expressed in dollar amounts as well as relevant percentages, presented as a percentage of revenue.

The following provides a detailed discussion of continuing operations, which consist of those businesses the Company owned and operated both for the entire current and prior fiscal years and that the Company plans to retain, and those businesses that have been opened during either the current or prior fiscal years and that the Company plans to retain. Discontinued operations consist of those that have been sold or closed during either the current or prior fiscal years and the businesses that are currently being offered for sale.

The operations of the Company comprise, and the operations of the Predecessor comprised, three businesses: funeral homes, cemeteries and insurance. Additional segment information is provided in Note 16 and Note 15 of the Company's and Predecessor's consolidated financial statements, respectively.

53 Weeks Ended January 3, 2004 Compared to 52 Weeks Ended December 28, 2002

	Alderwoods Group			
	53 Weeks Ended January 3, 2004 (in millions)	52 Weeks Ended December 28, 2002 (in millions)	53 Weeks Ended January 3, 2004 (percentages)	52 Weeks Ended December 28, 2002 (percentages)
Revenue				
Funeral	$501.6	$ 486.8	67.7	68.9
Cemetery	168.2	156.5	22.7	22.2
Insurance	70.7	62.8	9.6	8.9
Total	$740.5	$ 706.1	100.0	100.0
Gross margin				
Funeral	$115.9	$ 111.3	23.1	22.9
Cemetery	28.6	18.7	17.0	12.0
Insurance	1.8	0.6	2.5	1.0
Total	146.3	130.6	19.8	18.5
Expenses				
General and administrative	56.3	43.2	7.6	6.1
Provision for goodwill impairment	—	228.0	—	32.3
Provision for asset impairment	4.7	0.3	0.7	0.1
Income (loss) from operations	85.3	(140.9)	11.5	(20.0)
Interest on long-term debt	77.8	85.0	10.5	12.0
Other expenses (income), net	3.7	(7.4)	0.5	(1.1)
Income (loss) before income taxes	3.8	(218.5)	0.5	(30.9)
Income taxes	(6.3)	(0.7)	(0.9)	—
Net income (loss) from continuing operations	10.1	(217.8)	1.4	(30.9)
Income (loss) from discontinued operations, net of tax	0.7	(15.9)	0.1	(2.2)
Net income (loss)	$ 10.8	$(233.7)	1.5	(33.1)

Other information for the 53 weeks ended January 3, 2004, and 52 weeks ended December 28, 2002, is summarized in the following table. The impact of the 53rd week was estimated by calculating the weekly average of the 13 weeks ended January 3, 2004. The Company believes the discussion below regarding the impact of the 53rd week facilitates direct comparability of fiscal year results.

Continuing Operations:	January 3, 2004	December 28, 2002	Increase (decrease) (amount)	Increase (decrease) (percentages)
Funeral — Other Information				
Number of funeral services performed	127,964	126,686	—	—
Estimated impact of 53rd week on the number of funeral services performed	(2,480)	—	—	—
Number of funeral services performed adjusted for the impact of the 53rd week	125,484	126,686	(1,202)	(0.9)
Average revenue per funeral service	$ 3,920	$ 3,843	$ 77	2.0
Pre-need funeral contracts written (in millions)	$ 166.0	$ 161.0	—	—
Estimated impact of 53rd week on pre-need funeral contracts written (in millions)	$ (3.0)	—	—	—
Pre-need funeral contracts written adjusted for the impact of the 53rd week (in millions)	$ 163.0	$ 161.0	$ 2.0	1.2
Pre-need funeral conversion (percentages)	26	24	2	—
Funeral backlog (in millions)	$1,210.6	$1,139.8	$ 70.8	6.2
Cemetery — Other Information				
Pre-need cemetery contracts written (in millions)	$ 83.8	$ 77.9	—	—
Estimated impact of 53rd week on pre-need cemetery contracts written (in millions)	$ (1.7)	—	—	—
Pre-need cemetery contracts written adjusted for the impact of the 53rd week (in millions)	$ 82.1	$ 77.9	$ 4.2	5.4
Cemetery backlog (in millions)	$ 260.7	$ 249.0	$ 11.7	4.7

Discussion of Continuing Operations

As there have been no material acquisitions or construction of new locations in 2003 and 2002, results from continuing operations reflect those of "same site" locations.

Consolidated revenue of $740.5 million for the 53 weeks ended January 3, 2004, increased by $34.4 million, or 4.9%, compared to $706.1 million in 2002, primarily as a result of an increase of $19.6 million in funeral, cemetery and insurance revenue and an estimated increase of $14.8 million due to the additional fifty-third week in fiscal 2003 over fiscal 2002. Consolidated gross margin as a percentage of revenue increased to 19.8% for the 53 weeks ended January 3, 2004, from 18.5% in 2002. The percentage increase in gross margin is attributed to the increases in the gross margins of all businesses.

Funeral revenue of $501.6 million for the 53 weeks ended January 3, 2004, increased by $14.8 million, compared to $486.8 million in 2002, primarily as a result of an estimated increase of $9.9 million due to the additional fifty-third week in 2003 over 2002. After adjusting for the effect of the fifty-third week, funeral revenue increased by $4.9 million, primarily as a result of the increase of $77.0, or 2.0%, in average revenue per funeral service performed, partially offset by a decrease of 1,202, or 0.9%, in the number of funeral services performed. The increase in average revenue per funeral service performed was achieved through adjusting the Company's mix of merchandise and services that were designed to both meet customers' needs and increase revenues. After adjusting for the effect of the fifty-third week, the number of funeral services performed during the second half of 2003, increased by 1,066, or 1.6%, over the second half of 2002. The Company believes that the second half increase in the number of funeral services performed was the result of the Company's overall efforts to improve the level of internal growth.

The number of cremation services performed as a percentage of total services performed increased to 34% for the 53 weeks ended January 3, 2004, compared to 33% for 2002. This increase reflects the increasing trend in consumer preferences for cremation services. The number of cremation services performed may impact funeral revenue, as the average revenue per cremation service is typically lower than the average revenue for traditional funeral services.

Funeral gross margin as a percentage of revenue increased slightly to 23.1% for the 53 weeks ended January 3, 2004, compared to 22.9% in 2002. Decreases in regional management costs, administration, operating costs, and advertising and promotion costs for the 53 weeks ended January 3, 2004, compared to 2002, were partially offset by increases in insurance, benefits and wage costs. Due to the fixed nature of funeral costs over the short term, the Company's gross margin percentage is impacted more by the fluctuation in funeral revenue than funeral costs, as the Company believes that the amount of funeral revenue can be increased without incurring significantly higher funeral costs.

Pre-need funeral contracts written for the 53 weeks ended January 3, 2004, were $166.0 million. After adjusting for the effect of the fifty-third week, pre-need funeral contracts written for the 53 weeks ended January 3, 2004, were $163.0 million, compared to $161.0 million in 2002. The increase in pre-need funeral contracts written of $2.0 million was primarily due to the Company's continuing program to increase pre-need sales. For the 53 weeks ended January 3, 2004, 26% of funeral volume was derived from backlog, compared to 24% in 2002. The Company manages the cash impact of its pre-need funeral sales program primarily by offsetting direct costs, including commissions paid to counselors, with either general agency commissions received from third party and related insurance companies or amounts not required to be trusted. In addition, pre-need funeral sales build the foundation for future funeral revenue and are expected to generate positive cash flow when the funeral service is performed.

Cemetery revenue of $168.2 million for the 53 weeks ended January 3, 2004, was $11.7 million, or 7.5%, higher than cemetery revenue in 2002, primarily as a result of a one-time $3.9 million reversal of accrued perpetual care liabilities, an estimated increase of $3.6 million due to the additional fifty-third week in 2003 over 2002, and a $3.9 million adjustment to cemetery cancellation allowances. In addition, pre-need space sales and recognition of pre-need merchandise were higher, which were partially offset by declines in trust and finance income. Cemetery revenue for the 53 weeks ended January 3, 2004, from the Company's Rose Hills operations was $52.0 million, which was higher than in 2002, primarily due to higher sales of space and merchandise at the higher end of the product range.

Cemetery gross margin as a percentage of revenue increased to 17.0% for the 53 weeks ended January 3, 2004, compared to 12.0% for 2002, primarily as a result of a one-time $3.9 million reversal of accrued perpetual care liabilities and the changes in cemetery revenue discussed above. For the 53 weeks ended January 3, 2004, wages, benefit, regional management, operating and other costs decreased, while facilities and selling costs increased compared to 2002. The Company's ongoing initiative to improve operational efficiencies contributed to the containment of cost increases.

Pre-need cemetery contracts written for the 53 weeks ended January 3, 2004, were $83.8 million. After adjusting for the effects of the fifty-third week, pre-need cemetery contracts for the 53 weeks ended January 3, 2004, were $82.1 million, $4.2 million higher than in 2002. The increase in pre-need cemetery contracts written was primarily due to the Company's continuing program to increase pre-need sales. For the 53 weeks ended January 3, 2004, 80% of interments were at-need and 20% were pre-need fulfillments. Pre-need cemetery sales may initially decrease cash flows if the amount of cash initially collected is insufficient to cover the amount required to be trusted, and sales commissions and other direct costs paid out. However, this cash flow impact is not expected to be significant, as the Company sets minimum down payments, maximum terms and sales commissions rates to maximize cash flow. Generally over time, pre-need cemetery sales generate positive cash flow and build the foundation for future cemetery revenue.

Insurance revenue for the 53 weeks ended January 3, 2004, increased $7.9 million, or 12.6%, compared to 2002, primarily due to increases in premium and investment income. Insurance premiums are dependent on insurance production, as increases in insurance production generate increased insurance premiums over time. Insurance production, which represents its participation in the Company's pre-need funeral contracts for the 53 weeks ended January 3, 2004, was $69.1 million compared to $58.2 million for 2002. Insurance gross margin as a percentage of revenue increased to 2.5% for the 53 weeks ended January 3, 2004, compared to 1.0% for 2002, primarily due to the revenue increase being at a rate higher than that of the cost increase. The Company expects the insurance gross margin percentage to grow modestly over the near term.

Interest expense on long-term debt for the 53 weeks ended January 3, 2004, was $77.8 million, a decrease of $7.2 million compared to 2002, primarily reflecting the effect of debt repayments made by the Company during the 52 weeks ended December 28, 2002, and during the 53 weeks ended January 3, 2004, which were partially offset by $4.2 million in premiums, fees and unamortized discount write-off incurred during the 53 weeks ended January 3, 2004, as a result of the early retirement of the 9.50% Senior subordinated notes, due in 2004, and the previous credit facility entered into on January 2, 2002. As a result of the debt reduction and lower rates of interest on the Company's debt, the Company expects interest expense in 2004 to decline compared to 2003.

General and administrative expenses for the Company for the 53 weeks ended January 3, 2004, were $56.3 million, or 7.6% of consolidated revenue, compared to $43.2 million, or 6.1% of consolidated revenue in 2002. For the 53 weeks ended January 3, 2004, general and administrative expenses were reduced by a $9.0 million decrease in accrued legal expenses as a result of legal claim settlements and a $3.1 million net interest income received from a tax refund in connection with the audit of the Predecessor's 1993 through 1998 federal income tax returns. In addition, a $10.0 million reserve taken against receivables that arose from a disposition of assets in 2001, and $9.4 million in additional incentive costs were included in the 53 weeks ended January 3, 2004. During the 52 weeks ended December 28, 2002, general and administrative expenses were reduced by $4.6 million, as a result of a legal claim settlement.

The Company has a significant portion of its corporate and administrative functions in Canada. Expenses for these functions are paid principally in Canadian dollars. Due to the weakening of the US dollar against the Canadian dollar during 2003, the Company estimates that foreign exchange rate movements resulted in an additional $5.0 million in general and administrative expense for the 53 weeks ended January 3, 2004, compared to 2002. The Company continues to be committed to reducing general and administrative expenses wherever possible. To achieve this goal, the Company has begun a program to hedge certain Canadian dollar expenses. The goal of the hedge program is to reduce the Company's exposure to fluctuations in Canadian dollar foreign exchange rates.

Income tax benefit for the 53 weeks ended January 3, 2004, was $6.3 million compared to $0.7 million in 2002. The Company's effective tax rate for the 53 weeks ended January 3, 2004, varied from the statutory tax rate, primarily because the Company favorably settled a federal income tax audit during 2003. The Company received and recognized a $9.7 million tax benefit for the 53 weeks ended January 3, 2004, in connection with the audit of the Predecessor's 1993 through 1998 federal income tax returns. Future income and losses may require the Company to record a change in the valuation allowance of tax assets that were taken into account in determining the net amount of liability for deferred income taxes recorded on its balance sheet at January 3, 2004. If this occurs, any resulting increase in the valuation allowance would generally be treated as an additional income tax expense in the period in which it arises, while any resulting decrease reflecting realization of the benefits of tax assets that had a corresponding valuation allowance established on January 2, 2002, would be treated as a reduction of goodwill established on January 2, 2002, with any excess over the value assigned to such goodwill recognized as a capital transaction.

Previously, the Company designated certain parcels of surplus real estate as probable for sale, as they do not meet the Company's future geographic and strategic objectives. During the 53 weeks ended January 3, 2004, the Company determined that the carrying amounts of certain of these parcels of the surplus real estate exceeded the fair market value, less estimated costs to sell. Accordingly, the Company recorded a long-lived asset impairment provision of $4.7 million for the 53 weeks ended January 3, 2004. As at January 3, 2004, the carrying value of real estate held as probable for sale was $20.0 million.

In accordance with the FAS 142, the Company undertook its annual goodwill impairment review during the 16 weeks ended October 4, 2003. Goodwill impairment is deemed to exist, and must then be further assessed, if a reporting unit's carrying amount exceeds its estimated fair value. The Company's reporting units are funeral, cemetery and insurance, which are consistent with the Company's operating segments. All of the Company's goodwill is recorded in the funeral reporting unit. As a result of the Company's annual goodwill impairment review, there was no indication of goodwill impairment, as the estimated fair value of the funeral reporting unit exceeded its carrying amount as at October 4, 2003.

At December 31, 2001, the Company had accrued $57.1 million of reorganization costs related to costs incurred during the Predecessor's reorganization, as well as costs incurred in connection with the actual emergence and various related activities. Although the Company had expected to pay out the $57.1 million during 2002, delays experienced in the completion of the reorganization process resulted in a remaining balance of $26.3 million at December 28, 2002. The Company has paid or adjusted accruals of $13.2 million for the 53 weeks ended January 3, 2004, leaving a total accrual of $13.1 million at January 3, 2004. Though emergence occurred on January 2, 2002, it is the Company's continuing responsibility to resolve allowed amounts for unresolved claims. The unresolved claims relate to the allocation of payments approved by the United States Bankruptcy Court for the District of Delaware and do not impact the Company's obligations under the settlement process. The continuing expenditures continue to be paid and charged against the accrual to complete the remaining reorganization procedures. The Company expects to pay the remainder during fiscal year 2004. A reconciliation of changes in the reorganization cost accrual is included in Note 14 to the Company's Consolidated Financial Statements.

Discussion of Discontinued Operations

Throughout the reorganization process, the Company engaged in a strategic market rationalization assessment to dispose of cemetery and funeral operating locations that did not fit into the Company's market or business strategies, as well as under-performing locations and excess cemetery land. This program continued during 2003. The Company believes that the identification of businesses for disposal is substantially complete. The Company will now focus on selling the businesses identified for disposal and, on a smaller scale and over time, continue to assess the Company's portfolio of funeral and cemetery locations to ensure they continue to fit in the Company's strategy. Once a property is added to the disposal list, the Company expects to receive a firm purchase commitment within one year.

During the 53 weeks ended January 3, 2004, the Company identified 124 funeral, 45 cemetery and four combination locations for disposal. The funeral locations included all 39 funeral locations in the United Kingdom, as they were not strategic to the Company's long-term objective to focus capital and management resources in North America. The Company also identified for disposal its life insurance operations, which are not strategic to the Company's long-term objectives, and are not in support of the Company's North American pre-need funeral sales efforts.

As at January 3, 2004, the Company had 64 funeral, 72 cemetery and four combination locations in North America for disposal. The life insurance operations held for sale also remained for sale. The Company's 39 funeral locations in the United Kingdom were sold on October 20, 2003.

The Company has classified all the locations identified for disposal as assets held for sale in the consolidated balance sheets and recorded any related operating results, long-lived asset impairment provisions, and gains or losses recorded on disposition as income from discontinued operations. The Company has also reclassified the prior fiscal year to reflect any comparative amounts on a similar basis, including locations sold in 2002.

The Company's 52 Weeks Ended December 28, 2002 Compared to Predecessor's Year Ended December 31, 2001

A comparison of financial performance with the Predecessor is not meaningful and should be reviewed with caution due to:

- *Significant changes in the financial and legal structure of the Company;*
- *Application of fresh start reporting at December 31, 2001, as a result of the confirmation and implementation of the Plan;*
- *Changes in accounting policies and certain account classifications adopted upon emergence;*
- *Changes in the fiscal accounting periods; and*
- *The reclassification of assets held for sale as discontinued operations for the 52 weeks ended December 28, 2002, without reclassifying fiscal years prior to 2002.*

Accordingly, a black line has been drawn to separate and distinguish between the consolidated operating results that relate to the Company and the Predecessor.

	Alderwoods Group		Predecessor	
	52 Weeks Ended December 28, 2002	52 Weeks Ended December 28, 2002	Year Ended December 31, 2001	Year Ended December 31, 2001
	(in millions)	(percentages)	(in millions)	(percentages)
Revenue				
Funeral	$ 486.8	68.9	$ 522.1	62.4
Cemetery	156.5	22.2	210.1	25.1
Insurance	62.8	8.9	104.2	12.5
Total	$ 706.1	100.0	$ 836.4	100.0
Gross margin				
Funeral	$ 111.3	22.9	$ 138.4	26.5
Cemetery	18.7	12.0	31.1	14.8
Insurance	0.6	1.0	11.7	11.2
Total	130.6	18.5	181.2	21.7
Expenses				
General and administrative	43.2	6.1	75.7	9.1
Depreciation and amortization	—	—	57.0	6.8
Provision for goodwill impairment	228.0	32.3	—	—
Provision for asset impairment	0.3	0.1	180.7	21.6
Loss from operations	(140.9)	(20.0)	(132.2)	(15.8)
Interest on long-term debt	85.0	12.0	11.0	1.3
Reorganization costs	—	—	87.2	10.4
Gain on disposal of subsidiaries and other expenses (income)	(7.4)	(1.1)	(171.2)	(20.4)
Loss from continuing operations before income taxes and extraordinary items	(218.5)	(30.9)	(59.2)	(7.1)
Income taxes	(0.7)	—	28.0	3.3
Loss from continuing operations before extraordinary items	(217.8)	(30.9)	(87.2)	(10.4)
Loss from discontinued operations, net of tax	(15.9)	(2.2)	—	—
Extraordinary gain on debt discharge	—	—	959.0	114.7
Fresh start valuation adjustments	—	—	(228.1)	(27.3)
Net income (loss)	$(233.7)	(33.1)	$ 643.7	77.0

Consolidated revenue for the Company of $706.1 million for the 52 weeks ended December 28, 2002, decreased $130.3 million, or 15.6%, compared to $836.4 million for the Predecessor's year ended December 31, 2001, primarily as a result of the reclassification of $127.3 million to discontinued operations, a reduction of $62.6 million related to 183 funeral and 150 cemetery locations sold or closed since January 1, 2001, and $5.5 million estimated to be the aggregate effect of the difference in the number of days in the Company's and the Predecessor's fiscal years, offset partially by $79.8 million of Rose Hills' revenue now consolidated in the Company's results, which was previously accounted for on an equity investment basis, and an increase of $15.9 million in overall insurance revenue. In addition, at locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, and after adjusting for the difference in the number of days in the respective periods, the Company estimates that funeral revenue increased by $2.2 million and cemetery revenue decreased by $32.7 million. Consolidated gross margin for the 52 weeks ended December 28, 2002, was $130.6 million, a decline of $50.6 million, or 27.9%, from the Predecessor's consolidated gross margin of $181.2 million for the year ended December 31, 2001. As a percentage of consolidated revenue, consolidated gross margin of the Company similarly declined from the Predecessor's 21.7% to 18.5%. The percentage decrease in consolidated gross margin is primarily attributed to the decline in funeral and cemetery gross margin (excluding the respective gross margin from Rose Hills, which reflects higher margin for cemetery and funeral), partially offset by an increase in insurance gross margin. Consolidated gross margin, as with revenue and costs, was similarly impacted by the changes affecting comparability of the Company and the Predecessor, including the reclassifications for discontinued operations.

Funeral revenue for the Company of $486.8 million for the 52 weeks ended December 28, 2002, decreased $35.3 million, or 6.8%, compared to $522.1 million for the Predecessor's year ended December 31, 2001. The decrease is primarily due to (1) the reclassification of $43.7 million to discontinued operations, (2) a reduction of $21.2 million related to 183 funeral locations sold or closed since January 1, 2001, (3) an estimated decrease of $4.1 million from the difference in the number of days in the Company's and the Predecessor's fiscal years, and partially offset by (4) an increase of $31.6 million from the inclusion of Rose Hills, now consolidated in the Company's operating results. In addition, at locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, and after adjusting for the difference in the number of days in the respective periods, the Company estimates that funeral revenue increased $2.2 million.

The Company performed 142,377 funeral services on an overall basis and 126,686 on a continuing operations basis for the 52 weeks ended December 28, 2002, compared to 142,150 funeral services on an overall basis for the year ended December 31, 2001. At locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, the Company estimates that funeral services performed decreased by 0.3%. On an overall basis average funeral revenue per funeral service for the Company for the 52 weeks ended December 28, 2002, was $3,726, compared to $3,672 for the Predecessor in the year ended December 31, 2001.

Funeral costs for the 52 weeks ended December 28, 2002, decreased $8.1 million, primarily as a result of (1) the reclassification of $43.8 million to discontinued operations, (2) a reduction of $21.8 million related to 183 funeral locations sold or closed since January 1, 2001, (3) a reduction of $6.9 million due to a reclassification of intercompany commissions between funeral costs and insurance costs, (4) an estimated decrease of $2.9 million from the difference in the number of days in the Company's and the Predecessor's fiscal years, and (5) partially offset by an increase of $9.0 million and $18.1 million from regional manager and depreciation expense, respectively, not previously included in funeral costs, an increase of $24.5 million from the inclusion of Rose Hills. In addition, at locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, and after adjusting for the difference in the number of days in the respective periods, the Company estimates that funeral costs increased by approximately $15.7 million, due to higher wages, cost of goods sold and selling expenses, primarily from higher pre-need revenue.

Pre-need funeral contracts written by the Company for the 52 weeks ended December 28, 2002, were $167.8 million on an overall basis and $161.0 million on a continuing operations basis, compared to $108.4 million on an overall basis by the Predecessor for the year ended December 31, 2001. The increase of $59.4 million on an overall basis was primarily due to (1) the inclusion of $26.1 million from Rose Hills, now consolidated in the Company's financial statements, (2) the increase of $38.3 million from funeral locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, due to increased sales efforts during the year, and (3) partially offset by a reduction of $4.1 million related to 183 funeral locations sold or closed since January 1, 2001. For the 52 weeks ended December 28, 2002, 24% of funeral volume on an overall basis was derived from the backlog, compared to 22% on an overall basis from the Predecessor's backlog for the year ended December 31, 2001.

Funeral gross margin of the Company, as a percentage of revenue, decreased to 19.7% on an overall basis and 22.9% on a continuing operations basis for the 52 weeks ended December 28, 2002, from the Predecessor's 26.5% on an overall basis for the year ended December 31, 2001, primarily due to the reclassification of regional manager and depreciation expense. The decline in overall gross margin as a percentage of revenue was also affected by the increase in costs being at a rate higher than that commensurate with the revenue increase, partially offset by the inclusion of Rose Hills.

Cemetery revenue for the Company of $156.5 million for the 52 weeks ended December 28, 2002, decreased $53.6 million, or 25.5%, compared to $210.1 million for the Predecessor's year ended December 31, 2001. The decrease is primarily due to the reclassification of $26.3 million to discontinued operations, a reduction of $41.4 million related to 150 cemetery locations sold since January 1, 2001, and an estimated decrease of $1.4 million from the difference in the number of days in the Company's and the Predecessor's fiscal years, which was partially offset by an increase of $48.2 million from the inclusion of Rose Hills, now consolidated in the Company's operating results. In addition, at locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, and after adjusting for the difference in the number of days in the respective periods, the Company estimates that cemetery revenue declined $32.7 million, primarily due to lower pre-need revenue, partially offset by increased at-need revenue. Pre-need revenue is impacted by the quantity of spaces sold, merchandise installed and services performed, as well as, to the extent revenue was deferred at December 31, 2001, the impact of fresh start reporting and the established fair value of the related deferred revenue being recognized.

Cemetery costs for the 52 weeks ended December 28, 2002, decreased $41.2 million, or 23.0%, primarily as a result of (1) the reclassification of $30.6 million to discontinued operations (2) a reduction of $24.7 million related to 150 cemetery locations sold since January 1, 2001, (3) an estimated decrease of $1.3 million from the difference in the number of days in the Company's and the Predecessor's fiscal years, which was partially offset by (4) an increase of $36.1 million from the inclusion of Rose Hills, and (5) an increase of $3.3 million and $2.8 million from regional manager and depreciation expense, respectively, not previously included in cemetery costs. In addition, at locations in operation for all of the 52 weeks ended December 28, 2002, and the year ended December 31, 2001, and after adjusting for the difference in the number of days in the respective periods, the Company estimates that cemetery costs declined $26.8 million, due to lower costs of goods sold, primarily from lower pre-need revenue, and lower wages and administration costs.

Pre-need cemetery contracts written by the Company during the 52 weeks ended December 28, 2002, were $89.7 million on an overall basis and $77.9 million on a continuing operations basis, $20.7 million higher on an overall basis than those written by the Predecessor for the year ended December 31, 2001. The increase was due to the inclusion of Rose Hills' operating results and improved pre-need sales, which was partially offset by the decrease due to 150 cemetery locations sold since January 1, 2001, and the effect of the shorter fiscal year in 2002 versus 2001. Interments were 67,000 on an overall basis for the 52 weeks ended December 28, 2002, of which 80% were at-need and 20% were pre-need fulfillments.

Cemetery gross margin of the Company for the 52 weeks ended December 28, 2002, as a percentage of revenue, decreased to 7.9% on an overall basis and 12.0% on a continuing operations basis, compared to 14.8% on an overall basis for the Predecessor for the year ended December 31, 2001. The decrease was primarily due to the fixed nature of certain expenses, the cost reductions of which were not commensurate with the revenue declines experienced. The key components of this decline include the impact of the reduced fair value of revenue deferred at December 31, 2001, and recognized in 2002, and the additional regional manager and depreciation expense, partially offset by the inclusion of Rose Hills.

Insurance revenue for the Company for the 52 weeks ended December 28, 2002, decreased $41.4 million, or 39.7%, compared to the Predecessor for the year ended December 31, 2001, primarily due to the reclassification of $57.3 million to discontinued operations, partially offset by higher premium revenue of $10.8 million and higher realized gains on sale of investments of $5.6 million. Costs, consisting primarily of benefit and claims costs, commissions, policy reserve changes, and wages, decreased by $30.3 million for the 52 weeks ended December 28, 2002, compared to the year ended December 31, 2001. The decrease was primarily due to the reclassification of $43.8 million to discontinued operations and the shorter fiscal year in 2002, versus 2001, partially offset by an increase of $6.9 million due to a reclassification of intercompany commissions between funeral costs and insurance costs and by higher benefit claims. As a result of the discontinued operations reclassification, insurance gross margin for the Company for the 52 weeks ended December 28, 2002, decreased to 1.0%, compared to 11.2% for the Predecessor for the year ended December 31, 2001.

General and administrative expenses for the Company for the 52 weeks ended December 28, 2002, were $43.2 million, or 6.1% of consolidated revenue, substantially lower than the $75.7 million, or 9.1% of consolidated revenue, of the Predecessor for the year ended December 31, 2001. The decline was due to the classification in 2002 of certain regional manager costs as operating costs, which were partially offset by a portion of depreciation, being classified as general and administrative expenses. The classifications in 2002 more appropriately reflect the nature and source of such costs in line with industry practice. After adjusting for the reclassifications, general and administrative costs declined by $7.5 million, or 14.3%, for the 52 weeks ended December 28, 2002, compared to the year ended December 31, 2001. In addition, certain benefits continue to be derived from previous process and system enhancements developed throughout the Predecessor's reorganization process and now in place for the Company.

As a result of the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), on emergence, goodwill is not amortized, but is tested annually for impairment. The Predecessor's depreciation and amortization of $57.0 million for the year ended December 31, 2001, included approximately $16.3 million of amortization of names and reputations.

Under FAS 142, goodwill impairment is deemed to exist, and must then be further assessed, if a reporting unit's carrying value exceeds its estimated fair value. The Company's reporting units are funeral, cemetery and insurance, which are consistent with the Company's operating segments. All of the Company's goodwill is recorded in the funeral reporting unit. In accordance with FAS 142, the Company undertook its annual goodwill impairment review during the 16 weeks ended October 5, 2002, and, as a result, a goodwill impairment provision of $242.2 million on an overall basis and $228.0 million on a continuing operations basis was recorded for the 52 weeks ended December 28, 2002. In calculating the goodwill impairment provision, the fair value of the funeral reporting unit was determined by independent advisors using a discounted cash flow valuation methodology. The methods used to obtain the fair value of the identifiable assets and liabilities were consistent with the methods used at "fresh start."

The funeral reporting unit goodwill impairment provision was primarily the result of a reduction in the projected financial results used in the valuation of the funeral reporting unit compared to those used during the reorganization process and the determination of reorganization value as set forth in the Plan. The financial projections were reduced principally due to actual 2002 operating results. The lower valuation was also affected by the decline in the economy generally, as well as the decline in funeral industry-specific market values.

During the 52 weeks ended December 28, 2002, the Company identified eight additional funeral homes and 36 additional cemeteries as probable for sale, but not sold as at December 28, 2002, as they do not meet the Company's future geographic and strategic objectives. In addition, of the remaining funeral homes and cemeteries that were previously identified by the Predecessor as probable for sale during its reorganization proceedings, 14 funeral homes and 26 cemeteries either had signed agreements for sale or were being negotiated for sale at December 28, 2002. The carrying amount of these 22 funeral homes and 62 cemeteries was $20.1 million, and the fair market value, less estimated costs to sell, was $16.8 million. The fair market value was determined by specific offer or bid, or an estimate based on comparable recent sales transactions. As a result, a pre-tax long-lived asset impairment provision of $3.3 million on an overall basis and $0.4 million for surplus real estate on a continuing operations basis was recorded for the 52 weeks ended December 28, 2002.

Interest expense for the Company on long-term debt for the 52 weeks ended December 28, 2002, was $85.0 million, an increase of $74.0 million compared to the Predecessor for the year ended December 31, 2001, primarily reflecting interest expense on the Company's new debt issued on the Effective Date pursuant to the Plan, and Rose Hills' debt assumed by the Company at the same time. Interest expense includes amortization of $1.0 million of discount on the 9.50% Senior subordinated notes, due in 2004, and $0.9 million of premium on the 12.25% Convertible subordinated notes, due in 2012.

Other expense/income netted to $7.4 million of income for the 52 weeks ended December 28, 2002. This primarily consisted of net realized gains from certain surplus real estate, which was partially offset by net expenses, consisting of other miscellaneous non-operating expenses and income.

Income tax benefit for the Company for the 52 weeks ended December 28, 2002, was $0.7 million compared to $28.0 million of income tax expense for the Predecessor for the year ended December 31, 2001. The Company's effective tax rate for the 52 weeks ended December 28, 2002, varied from the statutory tax rate, primarily because (1) the provision for goodwill impairment is not deductible for tax purposes, (2) the tax benefits generated by enacted United States tax legislation provide retroactive relief to the Company, and (3) the losses incurred in the United States are not available to offset the tax expense in profitable jurisdictions. Future income and losses may require the Company to record a change in the valuation allowance of tax assets that were taken into account in determining the net amount of liability for deferred income taxes recorded on its balance sheet at December 28, 2002. If this occurs, any resulting increase in the valuation allowance would generally be treated as an additional income tax expense in the period in which it arises, while any resulting decrease reflecting realization of the benefits of tax assets that had a corresponding valuation allowance established on the Effective Date would be treated as a reduction of goodwill established on the Effective Date, with any excess over the value assigned to such goodwill recognized as a capital transaction.

On an overall basis the Company's decrease in cash and cash equivalents of $55.4 million from December 31, 2001 to December 28, 2002, is due primarily to the $49.6 million redemption of the 12.25% Senior unsecured notes, due in 2004, on April 26, 2002, the $15.0 million partial redemption of the 11.00% Senior secured notes, due in 2007, on July 25, 2002, payments on promissory notes and capitalized obligations of approximately $9.0 million, and an $8.9 million repayment of Rose Hills' bank credit agreement, partially offset by operating cash flow of $68.7 million for the 52 weeks ended December 28, 2002. In addition, the Company had net proceeds on asset sales of approximately $7.7 million, purchases of property and equipment and business acquisitions of approximately $21.4 million and net insurance asset purchases of approximately $35.9 million. As a result of a review of the outstanding receivables during 2002 and its ongoing collection efforts, the Company wrote off against the allowance for doubtful accounts approximately $21.9 million of its receivables.

Liquidity and Capital Resources

Cash Flows

The Company derives the majority of its cash from at-need funeral and cemetery revenue. Cash flow is also impacted by the funeral and cemetery pre-need activities. Pre-need funeral and cemetery activities are discussed in detail in Item 1. "Business" and Notes 3, 4 and 5 to the Company's Consolidated Financial Statements included in Item 8.

Net cash from operating activities was $130.2 million for the 53 weeks ended January 3, 2004, compared to $67.4 million for 2002. The increase is primarily due to the Company's initiative to withdraw excess funds from funeral, cemetery and perpetual care trusts, which after discussions with regulators, resulted in cash withdrawals of $52.7 million for the 53 weeks ended January 3, 2004. This initiative is substantially complete and the Company does not expect further excess funds to be significant. In addition, the Company received a $15.8 million tax refund including interest in connection with the audit of the Predecessor's 1993 through 1998 federal income tax returns.

The Company's insurance subsidiaries are subject to certain state regulations that restrict distributions, loans and advances from such subsidiaries to the Company and its other subsidiaries. Dividends, of which none were declared for the 53 weeks ended January 3, 2004, are distributable after regulatory approval is obtained. The cash inflows from operations of the insurance subsidiaries are primarily generated from insurance premiums, all of which are invested in insurance invested assets.

Net cash used by investing activities was $61.0 million for the 53 weeks ended January 3, 2004, compared to $50.6 million for 2002. There was an increase in the net purchase of insurance invested assets, which consist of fixed income investments. The change in insurance invested assets results from investment of policy premiums received, and sales and maturities of securities. In addition, capital expenditures increased to $25.4 million for the 53 weeks ended January 3, 2004, and are expected to increase to between $30.0 million and $35.0 million in 2004. The Company has entered into an agreement to purchase a building to replace an administration office that is currently leased. The total capital expenditure for this building during 2004, including renovation costs, is expected to be $4.4 million, which will increase annual depreciation expense by approximately $0.2 million and reduce annual lease expense by approximately $0.3 million.

Net cash used by financing activities was $127.0 million for the 53 weeks ended January 3, 2004, compared to $79.7 million for 2002. The increase was primarily due to repayment of debt.

The net increase in cash from discontinued operations was $53.4 million for the 53 weeks ended January 3, 2004, due to cash from operations of $24.4 million, of which $8.6 million was from the Company's discontinued life insurance operations, and cash from investing activities of $31.3 million, partially offset by cash from financing activities of $2.3 million. The cash from investing activities included net proceeds of $16.2 million from the sale of the Company's United Kingdom operations. The Company expects net proceeds of approximately $100.0 million from the sale of its discontinued operations during 2004, the majority of which it expects to use to reduce debt.

As of January 3, 2004, the Company's cash balance was $41.6 million and the amount available under the Credit Agreement's $50.0 million revolving credit facility (the "Revolving Credit Facility") was $50.0 million, less $10.6 million in outstanding letters of credit. The Company's debt repayment obligation in 2004 is $11.2 million and aggregates $267.3 million over the next five years. The Company believes that the Revolving Credit Facility, together with existing cash, cash flow from operations and expected cash proceeds from the sale of discontinued operations, will be sufficient to meet the Company's anticipated capital expenditures, working capital requirements and debt repayment obligations in the near and intermediate term.

Long-Term Indebtedness

The change in the Company's carrying amounts of long-term indebtedness is as follows:

Issue	Long-Term Indebtedness Carrying Value December 28, 2002	Net increase (decrease)	Long-Term Indebtedness Carrying Value January 3, 2004
	(in millions)	(in millions)	(in millions)
Senior secured Term Loan B due in 2008 (a)	$ —	$ 245.9	$245.9
Bank credit agreement (c)	52.6	(52.6)	—
11.00% Senior secured notes due in 2007 (a) (b)	235.0	(235.0)	—
9.50% Senior subordinated notes due in 2004 (a)	77.8	(77.8)	—
12.25% Senior unsecured notes due in 2009	330.0		330.0
12.25% Convertible subordinated notes due in 2012 (d)(f)	32.8	(0.9)	31.9
Promissory notes and capitalized obligations (e)	27.4	(4.3)	23.1
Carrying amounts	$755.6	$(124.7)	$630.9

(a) On September 17, 2003, the Company entered into a new $325.0 million senior secured facility (the "Credit Agreement"), which was funded on September 29, 2003, and included a $275.0 million term loan (the "Term Loan B") and the Revolving Credit Facility to replace its previous credit facility entered into on January 2, 2002. The Revolving Credit Facility includes $20.0 million available in the form of letters of credit. On September 29, 2003, the Company borrowed $275.0 million under the Term Loan B and repaid all outstanding principal amounts and accrued interest under, and terminated, the 11.00% Senior secured notes, due in 2007, and 9.50% Senior subordinated notes, due in 2004. As a result of the early retirement, the Company incurred $4.2 million in call premiums, fees and unamortized discount write-off during the 53 weeks ended January 3, 2004. In addition the Company repaid $29.1 million of the Term Loan B during the fourth quarter of fiscal year 2003.

(b) On June 27, 2003, the Company made an optional redemption of $30.0 million for a redemption price of $30.0 million, plus accrued interest. On January 2, 2003, the Company completed a mandatory redemption of $10.0 million in principal amount, plus accrued interest.

(c) On April 1, 2003, the Company repaid approximately $52.6 million outstanding, and terminated, the bank credit agreement of its subsidiary, Rose Hills Company. The $52.6 million repayment was made by drawing $30.0 million from its then-existing revolving credit facility, and $22.6 million from cash on hand.

(d) The change represents amortization of premium.

(e) The change represents the net amount of repayments, increases in debt, and foreign exchange and other adjustments.

(f) On January 23, 2004, the Company entered into a new $25.0 million subordinated facility that was used to fully redeem all outstanding principal amounts and accrued interest under, and terminated, the 12.25% Convertible subordinated notes due in 2012. See Note 22 to the Company's Consolidated Financial Statements.

The Credit Agreement and 12.25% Senior unsecured notes due in 2009 (the "Seven-Year Unsecured Notes") are guaranteed by substantially all of the Company's wholly-owned U.S. subsidiaries, other than the Company's insurance subsidiaries and certain other excluded subsidiaries. Alderwoods Group, Inc., the parent company, has no independent assets or operations, and the guarantees of its guarantor subsidiaries are full and unconditional, and joint and several.

Financial covenants under the Credit Agreement require the Company to maintain a minimum interest coverage ratio and fixed charge coverage ratio, and not to exceed a maximum leverage ratio. As at January 3, 2004, the Company met all of the financial covenants required by the Credit Agreement.

Contractual Obligations and Commercial Commitments

The following table details the Company's contractual obligations as of January 3, 2004.

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
			(in thousands)		
Long-term debt (a)	$600,570	$ —	$37,116	$208,775	$354,679
Promissory notes and capitalized obligations (a) (b)	23,801	11,239	7,106	3,101	2,355
Operating leases (c)	38,284	11,644	12,488	5,817	8,335
Purchase obligations (d)	4,400	4,400	—	—	—
Total	$667,055	$27,283	$56,710	$217,693	$365,369

(a) Includes continuing and discontinued operations. Long-term debt excludes unamortized premium. See Note 6 to the Company's Consolidated Financial Statements.

(b) Promissory notes and capitalized obligations include non-competition agreements and capitalized lease obligations.

(c) Operating leases are primarily for premises and automobiles, expire over the next one to 29 years, and are included in Note 10 to the Company's Consolidated Financial Statements.

(d) The Company entered into an agreement to purchase a building, including renovations, to use as office premises. As discussed below, purchase orders are not included in these amounts.

In addition to the operating leases noted in the table above, as at January 3, 2004, the Company leased approximately 1,250 vehicles under a master operating lease agreement, which has a minimum lease term of 12 months. The Company's practice is to continue these leases on a month-to-month basis after the expiry of the minimum lease term. Lease payments for these vehicles are projected to be $8.1 million in 2004.

The Company issues purchase orders for the supply of goods and services for its operations. As at January 3, 2004, there were no significant or unusual purchase orders outstanding. The Company entered into agreements with certain suppliers of funeral and cemetery merchandise, and office supplies to obtain volume discounts. However, none of these agreements have committed purchase quantities or prices.

The following table details the Company's commercial commitments as of January 3, 2004.

Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period: Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
		(in thousands)			
Lines of credit (a)	$ —	$ —	$ —	$ —	$ —
Standby letters of credit (b)	10,648	10,648	—	—	—
Total contractual cash obligations	$10,648	$10,648	$ —	$ —	$ —

(a) Relates to the Company's Revolving Credit Facility described more fully in Note 6 to the Company's Consolidated Financial Statements. The expiry date of the Revolving Credit Facility is September 29, 2008.

(b) Standby letters of credit primarily relate to a court ordered legal claim, surety bonds for various pre-need sales trusting requirements.

The Company's forward foreign currency exchange contract and foreign currency option commitments are described under Item 7A. "— Quantitative and Qualitative Disclosures About Market Risk."

Off-Balance Sheet Arrangements

Off-balance sheet arrangements as of January 3, 2004, consist of operating leases noted above under "Contractual Obligations and Commercial Commitments." The Company also has pre-need funeral, cemetery and perpetual care trusts, which are described more fully in Notes 3, 4 and 5 to the Company's Consolidated Financial Statements.

Other Information

EBITDA from Continuing Operations

The Company's earnings from continuing operations before interest, taxes, depreciation and amortization, and provision for goodwill impairment and provision for asset impairment ("EBITDA") are presented in the table below and reconciled to the Company's net income (loss) from continuing operations. EBITDA is presented, because it is a widely accepted financial performance indicator. It is also the basis on which compliance with the financial covenants under the Company's credit agreements is determined and on which certain of the Company's compensation plans are based. EBITDA is not a term that has specific meaning in accordance with U.S. GAAP and may be calculated differently by other companies. EBITDA should not be considered in isolation, as a substitute for earnings from operations or cash flow data calculated in accordance with U.S. GAAP, or as a measure of a company's profitability or liquidity.

	53 Weeks Ended January 3, 2004 (millions of dollars)	52 Weeks Ended December 28, 2002 (millions of dollars)
EBITDA from continuing operations:		
Net income (loss) from continuing operations	10.1	(217.9)
Income taxes	(6.3)	(0.7)
Interest on long-term debt	77.8	85.0
Depreciation and amortization	40.4	37.6
Provision for goodwill impairment	—	228.1
Provision for asset impairment	4.7	0.4
EBITDA from continuing operations	$126.7	$ 132.5

EBITDA for the 53 weeks ended January 3, 2004, decreased by $5.8 million compared to 2002, primarily due to an increase of $11.1 million in other expenses (income), and a $13.1 million increase in general and administrative expense, partially offset by a combined $15.7 million increase in funeral, cemetery and insurance gross margin.

Dispositions

During the 53 weeks ended January 3, 2004, the Company closed 17 funeral and one combination locations, and sold 58 funeral, 34 cemetery and three combination locations for gross proceeds of $26.6 million, including the sale of all of the Company's 39 funeral locations in the United Kingdom on October 20, 2003. In addition, from the period January 3, 2004, to February 28, 2004, one funeral location was closed, and three funeral and six cemetery locations with net assets of $1.5 million were sold for gross proceeds of $1.2 million.

Restrictions

The Credit Agreement and the indentures governing the Seven-Year Unsecured Notes prohibit the Company from consummating certain asset sales unless (a) consideration at least equal to fair market value is received and (b) except with respect to specified assets, not less than 75% of the consideration for the asset sale is paid in cash or cash equivalents. Within 270 days of the receipt of net proceeds from any such asset sale, the Company has the discretion to apply such net proceeds at its option (or as otherwise required) to make capital expenditures or acquisitions of other assets in the same line of business as the Company or specified subsidiaries or businesses related thereto up to $10.0 million in any fiscal year, but not to exceed $35.0 million in the aggregate over the life of the Credit Agreement. To the extent the Company receives net proceeds from any such asset sale not applied in accordance with the immediately preceding sentence in excess of specified thresholds, the Company must make mandatory repayments under the Credit Agreement.

Covenants in the Credit Agreement and the Bridge Loan prohibit the payment of cash dividends and restrict, and under specified circumstances prohibit, the payment of dividends by Alderwoods Group. In addition, covenants in the indenture governing the Seven-Year Unsecured Notes restrict, and under specified circumstances prohibit, the payment of dividends by Alderwoods Group. The Company is not expecting to pay any dividends on the Common Stock in the foreseeable future.

The Company's insurance subsidiaries are subject to certain state regulations that restrict distributions, loans and advances from such subsidiaries to the Company and its other subsidiaries. The cash flow from operations of the insurance subsidiaries for the 53 weeks ended January 3, 2004, was approximately $40.4 million, all of which has been reinvested in the insurance business.

Recent Accounting Standards

See Note 3 to the Company's Consolidated Financial Statements included in Item 8.

Continuing and Discontinued Locations

The Company's number of continuing and discontinued locations by country, state and province as at January 3, 2004, is summarized in the table below.

	Number of Continuing Operations Locations			Number of Discontinued Operations Locations			Total Number of Locations		
Country, State / Province	Funeral	Cemetery	Combination	Funeral	Cemetery	Combination	Funeral	Cemetery	Combination
Canada									
British Columbia	21	–	1	2	2	–	23	2	1
Alberta	11	–	–	–	–	–	11	–	–
Saskatchewan	23	–	–	2	1	–	25	1	–
Manitoba	5	1	2	–	–	–	5	1	2
Ontario	22	–	–	–	–	–	22	–	–
Quebec	17	–	–	–	–	–	17	–	–
Nova Scotia	11	–	–	3	–	–	14	–	–
Total Canadian	110	1	3	7	3	–	117	4	3
United States									
Alabama	11	–	1	–	–	–	11	–	1
Alaska	3	–	–	–	–	–	3	–	–
Arizona	5	–	1	–	–	–	5	–	1
Arkansas	3	–	–	–	–	–	3	–	–
California	48	2	7	–	1	–	48	3	7
Colorado	3	1	1	2	1	–	5	2	1
Connecticut	3	–	–	–	–	–	3	–	–
Florida	40	6	8	11	2	1	51	8	9
Georgia	24	6	5	5	9	–	29	15	5
Idaho	3	1	–	1	–	–	4	1	–
Illinois	9	16	3	4	10	–	13	26	3
Indiana	17	5	–	–	–	–	17	5	–
Kansas	7	–	–	2	–	–	9	–	–
Kentucky	1	–	–	–	–	–	1	–	–
Louisiana	22	2	–	–	1	–	22	3	–
Maryland	2	–	–	–	–	–	2	–	–
Massachusetts	14	–	–	2	–	–	16	–	–
Michigan	13	–	–	2	–	–	15	–	–
Minnesota	9	1	1	–	–	–	9	1	1
Mississippi	22	1	2	3	4	–	25	5	2
Montana	4	–	–	–	–	–	4	–	–
Nevada	2	–	1	–	–	–	2	–	1
New Hampshire	4	–	–	–	–	–	4	–	–
New Mexico	5	–	–	2	3	1	7	3	1
New York	39	1	–	2	–	–	41	1	–
North Carolina	27	9	2	3	3	–	30	12	2
Ohio	17	4	1	2	7	–	19	11	1
Oklahoma	18	1	1	1	–	–	19	1	1
Oregon	19	1	3	–	1	–	19	2	3
Pennsylvania	7	–	–	–	–	–	7	–	–
Rhode Island	3	–	–	3	–	–	6	–	–
South Carolina	6	5	2	–	–	–	6	5	2
Tennessee	33	2	5	3	5	–	36	7	5
Texas	61	4	4	6	7	2	67	11	6
Virginia	22	–	–	3	–	–	25	–	–
Washington	24	3	3	–	–	–	24	3	3
West Virginia	3	–	–	–	–	–	3	–	–
Wisconsin	–	–	–	–	15	–	–	15	–
Puerto Rico	3	6	2	–	–	–	3	6	2
Total United States	556	77	53	57	69	4	613	146	57
Overall total, January 3, 2004	666	78	56	64	72	4	730	150	60

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K, including, but not limited to, information regarding the status and progress of the Company's operating activities, the plans and objectives of the Company's management, assumptions regarding the Company's future performance and plans, and any financial guidance provided, as well as certain oral or written information contained in other material filed with or furnished to the SEC or elsewhere are forward-looking statements within the meaning of Section 27A(i) of the Securities Act of 1933 and Section 21E(i) of the Securities Exchange Act of 1934. The words "believe," "may," "will," "estimate," "continues," "anticipate," "intend," "expect" and similar expressions identify these forward-looking statements. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. Risks and uncertainties that could cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this Annual Report on Form 10-K and particularly below under "— Risk Factors" and above under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Risk Factors

In addition to other information in this Form 10-K, the following important factors, among others, could cause future results to differ materially from estimates, predictions or projections.

Future Revenues Are Uncertain

1. *Volume, Mix and Margins are Uncertain.* Revenue is significantly affected by the volume of services rendered and the mix and pricing of services and products sold. Cemetery revenues are also significantly affected by the fulfillment of previously sold pre-need cemetery contracts and the writing of pre-need cemetery contracts for interment rights. Margins are affected by changes in revenue, their related costs and the level of fixed costs in operating our funeral homes and cemeteries. Further, revenue and margins may be affected by competitive pricing strategies.

2. *Number of Pre-Need Contracts Written Is Dependent upon an Adequate Salesforce.* The level of pre-need contracts written is dependent upon maintaining an adequate salesforce. Accordingly, the future success of the Company is dependent upon the Company's ability to attract, train and retain an adequate number of salespeople.

3. *Trust Income Is Subject to Market Conditions.* Cemetery revenue is impacted by the trust income on perpetual care trust funds which is recognized when the trust income is earned. Trust income on funeral and cemetery merchandise and service trust funds is deferred and revenue is recognized when the underlying merchandise and service obligations are fulfilled. The level of trust income is largely dependent on yields available in connection with the investment of the balances held in such trust funds. Available yields may be subject to significant fluctuations in response to conditions in the economy in general.

4. *The Number of Deaths May Decrease.* In 2002, there were approximately 2.4 million deaths in the United States. According to the United States Bureau of the Census, this number is expected to increase by approximately 1% annually until 2010, when annual deaths are expected to reach approximately 2.6 million, however longer life spans could reduce the number of deaths. The financial results of the Company may be affected by any decline in the number of deaths.

5. *The Rate of Cremation Is Increasing.* There is an increasing trend in the United States toward cremation. According to the latest industry studies available, cremations represented approximately 28% of the burials performed in the United States in 2002, as compared with approximately 10% in 1980, and this percentage increased by approximately 5% from 1997 to 2002. Compared to traditional funeral services, cremations have historically generated higher gross profit percentages but lower overall revenues. A substantial increase in the rate of cremations performed by the Company could have a material adverse effect on the results of operations of the Company.

6. *Dispositions May Adversely Affect Revenues.* Revenue is affected by the level of dispositions, which may or may not be significant.

The Company Has Substantial Debt

1. *Substantial Leverage Will Continue.* The Company's total carrying value of long-term indebtedness (including the current portion thereof) is significant. While the Company believes that future operating cash flow, together with financing arrangements, will be sufficient to finance operating requirements under the Company's business plan, the Company's leverage and debt service requirements could make it more vulnerable to economic downturns in the markets the Company intends to serve or in the economy generally. The Company's indebtedness could restrict its ability to obtain additional financing in the future and, because the Company may be more leveraged than certain of its competitors, could place the Company at a competitive disadvantage.

2. *Debt Instruments Contain Restrictive Covenants That May Limit Liquidity and Corporate Activities.* The Credit Agreement, the Bridge Loan and the indenture governing the Seven-Year Unsecured Notes contain covenants that impose operating and financial restrictions on the Company. For example, these covenants restrict the ability of Alderwoods Group, and most of its subsidiaries, to incur additional indebtedness, prepay indebtedness, allow liens on assets, sell stock or other assets without using proceeds thereof to reduce the indebtedness of the Company, engage in mergers or acquisitions, make investments or pay dividends or distributions (other than to Alderwoods Group or certain of its subsidiaries). These covenants could prohibit the Company from making acquisitions and adversely affect the Company's ability to finance future operations by limiting the incurrence of additional indebtedness or requiring equity issuance proceeds to be applied to reduce indebtedness. In addition, the Company is required to maintain a minimum interest coverage ratio and fixed charge coverage ratio, and not to exceed a maximum leverage ratio or maximum annual amount of capital expenditures and cemetery development expenditures. Adverse operating results could cause the Company to be unable to achieve these financial ratios and tests, in which event, unless the Company were able to obtain appropriate waivers with respect to non-compliance, certain of the Company's long-term debt would be in default and the holders thereof could accelerate the maturities of such debt.

3. *Subsidiary Stock Is Subject to Security Interests.* The capital stock of subsidiaries directly owned by Alderwoods Group or a subsidiary guarantor of the Credit Agreement is subject to various liens and security interests, subject to percentage limitations in the case of foreign subsidiaries. If a holder of a security interest becomes entitled to exercise its rights as a secured party, it would have the right to foreclose upon and sell or otherwise transfer the collateral subject to its security interest, and the collateral accordingly would be unavailable to Alderwoods Group or the subsidiary owning the collateral, except to the extent, if any, that the value of the affected collateral exceeds the amount of indebtedness in respect of which such foreclosure rights are exercised.

4. *Certain Debt Is Effectively Subordinated to Obligations of Subsidiaries.* Alderwoods Group principally is a holding company, and therefore its right to participate in any distribution of assets of any subsidiary upon that subsidiary's dissolution, winding-up, liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent that Alderwoods Group may

be a creditor of that subsidiary and its claims are recognized. There are various legal limitations on the extent to which some of the subsidiaries of Alderwoods Group may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, Alderwoods Group or its other subsidiaries. The Seven-Year Unsecured Notes are effectively subordinated to all indebtedness and other obligations of the subsidiaries except to the extent that those subsidiaries have guaranteed that obligations of Alderwoods Group to pay amounts due on the Seven-Year Unsecured Notes.

The Tax Rate Is Uncertain

Effective Income Tax Rate May Vary. The Company expects that its effective income tax rate for 2004 and beyond may vary significantly from the statutory tax rate because (1) income tax benefits may be offset by an increase in the valuation allowance due to the uncertainty regarding the ability to utilize the benefits in the future, (2) the losses incurred in certain jurisdictions may not offset the tax expense in profitable jurisdictions, (3) there are differences between foreign and United States income tax rates, and (4) many tax years are subject to audit by different tax jurisdictions.

Capital Stock: Dividends Not Anticipated; Anti-Takeover Effects

1. *Volatility Is Possible.* In January 2002, the Company's Common Stock and Warrants commenced trading on The NASDAQ Stock Market, Inc. Due to the limited trading history of the Company's Common Stock and Warrants, there can be no assurance as to the degree of price volatility in the market for the Common Stock and Warrants. The market price of the Common Stock and Warrants may be subject to significant fluctuations in response to numerous factors, including variations in the Company's annual or quarterly financial results or those of its competitors, changes by financial analysts in their estimates of the future earnings of the Company, conditions in the economy in general or in the funeral industry in particular or unfavorable publicity. Additionally, there can be no assurance that the market value of the Common Stock will exceed the exercise price of the Warrants at any time prior to their expiration.

2. *Dividends Are Not Anticipated; Payment of Dividends Is Subject to Restriction.* Alderwoods Group is not expecting to pay any dividends on the Common Stock in the foreseeable future. In addition, covenants in the Credit Agreement and the Bridge Loan prohibit the payment of cash dividends and restrict, and under certain circumstances prohibit, the payment of other dividends by Alderwoods Group. In addition, covenants in the indenture governing the Seven-Year Unsecured Notes restrict, and under certain circumstances prohibit, the payment of dividends by Alderwoods Group. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the Common Stock.

3. *Certain Provisions in Our Charter Documents Have Anti-Takeover Effects.* Certain provisions of the certificate of incorporation and bylaws of Alderwoods Group, as well as the General Corporation Law of the State of Delaware, may have the effect of delaying, deferring or preventing a change in control of Alderwoods Group. Such provisions, including those providing for the possible issuance of preferred stock of Alderwoods Group without stockholder approval, regulating the nomination of directors and eliminating stockholder action by written consent may make it more difficult for other persons, without the approval of the Board of Directors, to make a tender offer or otherwise acquire substantial amounts of the Common Stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest.

Other Risk Factors

Federal, State and Local Regulations May Change to the Detriment of Alderwoods Group. The Company's operations are subject to regulation, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, pre-need sales of funeral and cemetery products and services, environmental matters and various other aspects of the business. The impact of such regulations varies depending on the location of funeral homes and cemeteries. From time to time, states and regulatory agencies have considered and may enact additional legislation or regulations that could affect the Company. For example, additional legislation or regulations requiring more liberal refund and cancellation policies for pre-need sales of products and services or prohibiting door-to-door or telephone solicitation of potential customers could adversely impact sales, resulting in lower gross revenues. Similarly, additional legislation or regulations increasing trust requirements could reduce the amount of cash available to the Company for other purposes. Additional legislation or regulations prohibiting the common ownership of funeral homes and cemeteries in the same market could adversely impact both sales and costs and expenses in the affected markets. If adopted in the states in which the Company operates, additional legislation or regulations such as these could have a material adverse effect on the results of operations of the Company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There have been no material changes in market risks for the 53 weeks ended January 3, 2004, compared to the 52 weeks ended December 28, 2002, except for the purchase of derivatives discussed below.

The Company's major market risk exposures are to changing interest rates, currency exchange rates and to equity prices. The market risk exposure discussion below provides information about market-sensitive financial instruments and constitutes "forward-looking statements," which involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The Company's exposure to interest rate fluctuations resides primarily in the United States, and the Company's exposure to currency exchange rate fluctuations resides primarily in investments and operations in Canada, which is generally stable politically and economically and is not highly inflationary.

The Company intends to implement strategies to manage its mix of floating and fixed rate debt through the use of derivatives, primarily in the form of interest rate and currency swap transactions. No such instruments were in place at January 3, 2004.

The Company has a significant portion of its corporate and administrative functions in Canada. Expenses for these functions are paid principally in Canadian dollars and have predictable future cash outflows ("Foreign Currency Expenditure"). The Company has a program to hedge the variability in the United States dollar equivalent of a portion of the Foreign Currency Expenditure due to the fluctuation in the exchange rate between the United States dollar and Canadian dollar ("Foreign Currency Hedge Program"). The Company uses forward foreign exchange contracts and foreign exchange option contracts to partially offset foreign exchange variability. Under the Foreign Currency Hedge Program, increases or decreases in the Company's foreign exchange exposures are partially offset by gains and losses on the forward foreign exchange contracts and foreign exchange option contracts, so as to reduce the magnitude of foreign exchange transaction gains and losses.

A 1% change in exchange rates would cause approximately $0.1 million aggregate change in the fair value of the Company's forward foreign exchange contracts and foreign exchange option contracts. The table below presents the notional amounts, weighted average foreign exchange rates, and fair values of the outstanding forward foreign exchange contracts and foreign exchange option contracts, as of January 3, 2004.

Forward Foreign Exchange Contracts	Exchange United States Dollars for Foreign Currency	Notional Weighted Average Exchange Rate	Asset Fair Value
	(foreign currency notional amount in thousands)		(dollars in thousands)
Functional currency:			
Canadian dollar	$18,000	0.7493	$371

As of January 3, 2004, forward foreign exchange contracts with fair values of $0.3 million and $0.07 million mature during 2004 and 2005, respectively.

Foreign Exchange Option Contracts	Exchange United States Dollars for Foreign Currency	Notional Weighted Average Exchange Rate on Calls	Notional Weighted Average Exchange Rate on Puts	Asset Fair Value
	(foreign currency notional amount in thousands)			(dollars in thousands)
Functional Currency:				
Canadian dollar	$19,200	0.7633	0.7370	$366

As of January 3, 2004, foreign exchange option contracts with fair values of $0.3 million and $0.07 million mature during 2004 and 2005, respectively.

Derivative financial instruments involve credit and market risk. Credit risk arises from the potential for a counterparty to default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company minimizes this risk by diversifying through counterparties that are of strong credit quality. The Company does not enter into derivative financial instruments for trading purposes.

The Company's debt instrument sensitivity to floating interest rates is based on the Company's floating rate debt being based in the United States. Accordingly, changes in U.S. interest rates can affect the interest paid on the Company's floating rate debt. At January 3, 2004, the Company's total fixed rate debt is $378.5 million, representing approximately 61% of total debt, and has a weighted average rate of 12.24%. The Company's floating rate exposure of $245.9 million, represents 39% of total debt and has a weighted average rate of approximately 4.38%. A 1% change in the applicable floating rate indices would cause an approximately $2.5 million change in the Company's annual interest expense.

The principal cash flows and the related weighted average interest rates for the Company's long-term debt as of January 3, 2004, are presented below. The carrying values of the Company's debt instruments are included in Note 6 to the Company's Consolidated Financial Statements.

	Expected Maturity Date							
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Long-term Debt (1)								
Fixed rate US$ debt	$11,239	$ 4,429	$ 2,614	$ 2,129	$ 972	$357,034	$378,480	$421,380
Average rate	12.14%	12.27%	12.20%	12.21%	12.22%	12.24%	12.24%	
Floating rate US$ debt	$ —	$18,558	$18,558	$18,558	$190,217	$ —	$245,891	$245,891
Average rate	—%	4.38%	4.38%	4.38%	4.38%	4.38%	4.38%	

(1) The Company is required to maintain a minimum interest coverage ratio and fixed charge coverage ratio, and not to exceed a maximum leverage ratio. The Company is not to exceed a yearly maximum on capital expenditures and cemetery development. Adverse operating results could cause the Company to be unable to achieve these financial ratios and tests, in which event, unless the Company were able to obtain appropriate waivers with respect to non-compliance, certain of the Company's long-term debt would be in default and the holders thereof could accelerate the maturities of such debt.

The Company's exposure to both equity markets and interest rates reside primarily in the United States. The sale of pre-need funeral contracts, pre-need cemetery merchandise and insurance products results in the Company having significant investment in, and supervising the management of trusts, that have significant investments in mutual funds and equity securities that are sensitive to current market prices. Fluctuations in interest rates and equity markets do not result in significant current income fluctuation, as the income from investments held in pre-need funeral trusts and pre-need cemetery merchandise trusts is not realized until services are performed. Investments held in pre-need cemetery merchandise trusts and insurance invested assets are predominately in fixed income securities. The Company manages the mix of equities and fixed income securities in accordance with policies set by an investment committee comprised of members of senior management. The investment committee sets and modifies the mix of investments with the assistance of independent professional financial advisors. The policy emphasizes a conservative approach while maintaining acceptable levels of income and capital appreciation.

INDEX TO FINANCIAL STATEMENTS

(1) *Although not comparable, certain consolidated financial information and other information of The Loewen Group Inc. for 2001, may be of limited interest to stockholders of the Company, and has been included in this Annual Report on Form 10-K.*

The following Alderwoods Group, Inc. consolidated financial statements issued subsequent to the Plan implementation are not comparable with the consolidated financial statements issued by The Loewen Group Inc. prior to the Plan implementation, due to the significant changes in the financial and legal structure of the Company, the application of fresh start reporting at December 31, 2001, resulting from confirmation and implementation of the Plan and changes in accounting policies, certain account classifications and fiscal accounting periods adopted by the Company. Accordingly, the Company's consolidated financial statements for the 53 weeks ended January 3, 2004, do not include comparable operating and cash flow information for the year ended December 31, 2001. Certain consolidated financial information of The Loewen Group Inc. may be of limited interest to the stockholders of the Company, and has been included for 2001 elsewhere in this Form 10-K.

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Alderwoods Group, Inc.:

We have audited the accompanying consolidated balance sheets of Alderwoods Group, Inc. as at January 3, 2004 and December 28, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the fifty-three weeks ended January 3, 2004, and the fifty-two weeks ended December 28, 2002. In connection with our audits of the consolidated financial statements, we also have audited the information with respect to the Company in financial statement Schedule II included in Item 15 of the Company's annual report on Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alderwoods Group, Inc. as at January 3, 2004 and December 28, 2002, and the results of its operations and its cash flows for the fifty-three weeks ended January 3, 2004, and the fifty-two weeks ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada

February 27, 2004

ALDERWOODS GROUP, INC.

CONSOLIDATED BALANCE SHEETS

Expressed in thousands of dollars
except number of shares

	January 3, 2004	December 28, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 41,612	$ 46,112
Receivables, net of allowances	58,538	56,777
Inventories	17,759	18,730
Other	25,468	22,044
Assets held for sale	430,968	541,901
	574,345	685,564
Pre-need funeral contracts	997,233	978,514
Pre-need cemetery contracts	314,767	349,173
Cemetery property	117,518	122,736
Property and equipment	556,042	555,091
Insurance invested assets	196,440	160,086
Deferred income tax assets	6,683	3,371
Goodwill	321,080	320,981
Other assets	31,329	25,250
	$3,115,437	$3,200,766
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 154,503	$ 154,724
Current maturities of long-term debt	10,934	88,034
Liabilities associated with assets held for sale	314,407	358,839
	479,844	601,597
Long-term debt	619,984	667,547
Deferred pre-need funeral contract revenue	1,001,410	978,517
Deferred pre-need cemetery contract revenue	260,668	249,047
Insurance policy liabilities	172,209	137,626
Deferred income tax liabilities	21,414	25,000
Other liabilities	15,015	18,030
	2,570,544	2,677,364
Stockholders' equity		
Common stock, $0.01 par value, 100,000,000 shares authorized, 39,984,979 issued and outstanding (2002 — 39,941,271)	400	399
Capital in excess of par value	739,950	739,711
Accumulated deficit	(222,937)	(233,744)
Accumulated other comprehensive income	27,480	17,036
	544,893	523,402
	$3,115,437	$3,200,766

See accompanying notes to the consolidated financial statements

ALDERWOODS GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in thousands of dollars
except per share amounts and number of shares

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Revenue		
Funeral	$501,590	$ 486,834
Cemetery	168,228	156,515
Insurance	70,733	62,799
	740,551	706,148
Costs and expenses		
Funeral	385,672	375,500
Cemetery	139,623	137,793
Insurance	68,981	62,190
	594,276	575,483
	146,275	130,665
General and administrative expenses	56,281	43,188
Provision for goodwill impairment	—	228,051
Provision for asset impairment	4,699	367
Income (loss) from operations	85,295	(140,941)
Interest on long-term debt	77,836	85,020
Other expense (income), net	3,745	(7,432)
Income (loss) before income taxes	3,714	(218,529)
Income taxes	(6,306)	(658)
Net income (loss) from continuing operations	10,020	(217,871)
Discontinued operations (Note 18)		
Income (loss) from discontinued operations	5,029	(10,254)
Income taxes	4,242	5,619
Income (loss) from discontinued operations	787	(15,873)
Net income (loss)	$ 10,807	$(233,744)
Basic and diluted earnings (loss) per Common share:		
Net income (loss) from continuing operations	$ 0.25	$ (5.46)
Income (loss) from discontinued operations	0.02	(0.40)
Net income (loss)	$ 0.27	$ (5.86)
Basic weighted average number of shares outstanding (thousands)	39,971	39,916
Diluted weighted average number of shares outstanding (thousands)	40,465	39,916

See accompanying notes to the consolidated financial statements

ALDERWOODS GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Expressed in thousands of dollars except number of shares

	Shares	Common Stock Par Value	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2001	39,878,870	$399	$738,953	$ —	$ —	$739,352
Comprehensive loss:						
Net loss				(233,744)		(233,744)
Other comprehensive income:						
Foreign currency translation adjustment, net of income taxes of $nil					1,942	1,942
Unrealized gain on investment in securities, net of income taxes of $8,146					16,863	16,863
Less: reclassification adjustments for realized gain on investment in securities included in net loss					(1,769)	(1,769)
Comprehensive loss						(216,708)
Common stock issued:						
Stock issued in connection with the Predecessor's key employee retention plan	20,219	—	262			262
Stock issued in connection with the settlement of certain unsecured claims	42,182	—	496			496
Balance at December 28, 2002	39,941,271	$399	$739,711	$(233,744)	$17,036	$523,402
Comprehensive income:						
Net income				10,807		10,807
Other comprehensive income (loss):						
Foreign currency translation adjustment, net of income taxes of $nil					15,187	15,187
Unrealized loss on investment in securities, net of income taxes of $2,925					(4,790)	(4,790)
Less: reclassification adjustments for realized gain on investment in securities included in net income					(642)	(642)
Unrealized gain on derivatives, net of income taxes of $nil					689	689
Comprehensive income						21,251
Common stock issued:						
Stock issued in connection with the settlement of certain unsecured claims	21,140	1	106			107
Stock issued as compensation in lieu of cash	22,568		133			133
Balance at January 3, 2004	39,984,979	$400	$739,950	$(222,937)	$27,480	$544,893

See accompanying notes to the consolidated financial statements

ALDERWOODS GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in thousands of dollars

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
CASH PROVIDED BY (APPLIED TO)		
Operations		
Net income (loss)	$ 10,807	$(233,744)
(Income) loss from discontinued operations, net of tax	(787)	15,873
Items not affecting cash		
Depreciation and amortization	40,405	37,568
Amortization of debt issue costs	3,220	—
Insurance policy benefit reserves	32,058	30,582
Provision for goodwill impairment	—	228,051
Provision for asset impairment	4,699	367
Loss (gain) on disposal of assets	751	(822)
Deferred income taxes	(1,950)	(1,349)
Other, including net changes in other non-cash balances	40,970	(9,147)
Net cash provided by continuing operations	130,173	67,379
Net cash provided by discontinued operations	24,364	1,305
	154,537	68,684
Investing		
Proceeds on disposition of assets and investments	3,970	6,685
Purchase of property and equipment and business acquisitions	(25,380)	(21,372)
Purchase of insurance invested assets	(117,689)	(118,594)
Proceeds on disposition and maturities of insurance invested assets	78,059	82,668
Net cash provided by continuing operations	(61,040)	(50,613)
Net cash provided by discontinued operations	31,327	8,058
	(29,713)	(42,555)
Financing		
Increase in long-term debt	330,579	1,004
Repayment of long-term debt	(457,604)	(80,700)
Net cash provided by continuing operations	(127,025)	(79,696)
Net cash provided by discontinued operations	(2,299)	(1,882)
	(129,324)	(81,578)
Decrease in cash and cash equivalents	(4,500)	(55,449)
Cash and cash equivalents, beginning of year	46,112	101,561
Cash and cash equivalents, end of year	$ 41,612	$ 46,112

See accompanying notes to the consolidated financial statements

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 1. NATURE OF OPERATIONS

Alderwoods Group, Inc., a Delaware corporation, together with its subsidiaries (collectively, the "Company") is the second-largest operator of funeral homes and cemeteries in North America. As at January 3, 2004, the Company operated 730 funeral homes and 150 cemeteries and 60 combination funeral homes and cemeteries throughout North America.

The Company's funeral operations encompass making funeral and cremation arrangements on an at-need or pre-need basis. The Company's funeral operations offer a full range of funeral services, including the collection of remains, registration of death, professional embalming, use of funeral home facilities, sale of caskets and other merchandise and transportation to a place of worship, funeral chapel, cemetery or crematorium.

The Company's cemetery operations assist families in making burial arrangements and offer a complete line of cemetery products (including a selection of burial spaces, burial vaults, lawn crypts, caskets, memorials, niches, mausoleum crypts and other merchandise), the opening and closing of graves and cremation services.

The Company's insurance operations sell a variety of insurance products, primarily to fund pre-need funeral services.

NOTE 2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company, its subsidiaries and operations controlled by the Company through sales and management agreements. The Company is the successor to The Loewen Group Inc. (the "Predecessor") and its subsidiaries, including Loewen Group International, Inc., a Delaware corporation ("Loewen International"). The consolidated financial statements have been prepared using the U.S. dollar as the functional currency and are presented in accordance with accounting principles generally accepted in the United States.

Emergence from reorganization proceedings

On June 1, 1999 (the "Petition Date"), the Predecessor and each of approximately 850 United States subsidiaries (including Loewen International) and one foreign subsidiary voluntarily filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the "U.S. Bankruptcy Court"). Concurrent with the Chapter 11 filing, the Predecessor and 117 Canadian subsidiaries voluntarily filed an application for creditor protection under the Companies' Creditors Arrangement Act with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Canadian Bankruptcy Court") (together with the U.S. Bankruptcy Court, the "Bankruptcy Courts"). Subsequent to the Petition Date, five additional subsidiaries of the Predecessor voluntarily filed petitions for creditor protection and 41 subsidiaries were voluntarily deleted.

On December 5, 2001 and December 7, 2001, the U.S. Bankruptcy Court and the Canadian Bankruptcy Court, respectively, confirmed the Fourth Amended and Restated Joint Plan of Reorganization, as modified (the "Plan"), of the Predecessor and its subsidiaries under creditor protection (the "Debtors"). The Plan became effective on January 2, 2002 (the "Effective Date") and, for accounting and reporting purposes, is reflected as of December 31, 2001, because United States generally accepted accounting principles require that the financial statements reflect fresh start reporting as of the confirmation date or as of a later date, that is not subsequent to the Effective Date, when all material

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 2. BASIS OF PRESENTATION (Continued)

conditions precedent to the Plan becoming binding are resolved. Pursuant to the Plan, the Debtors altered their debt and capital structures and, among other things:

- completed reorganization transactions that resulted in the ultimate parent company in the corporate structure being the Company, which was renamed from Loewen International and now operates the existing businesses of the Predecessor and Loewen International;
- transferred all of the assets of the Predecessor to the Company at fair value, except for an aggregate cash amount of $133,500,000, which was transferred prior to December 31, 2001, by the Predecessor to a disbursing agent for the sole benefit of certain of the Predecessor's creditors;
- cancelled the stock of certain direct and indirect subsidiaries of the Predecessor, other than that stock which was owned by the Predecessor or its direct or indirect subsidiaries;
- paid or issued a combination of cash, new Common stock of the Company, warrants to purchase new Common stock of the Company and new long-term debt (see Note 6) to certain holders of liabilities subject to compromise that were cancelled;
- satisfied certain administrative claims through the issuance of the Company's 12¼% Convertible Subordinated Notes Due 2012 in the aggregate principal amount of $24,679,000, which are convertible into the Company's Common stock at an initial conversion rate of $17.17 per share and 379,449 shares of the Company's Common stock, which resulted in the Company becoming the owner of all of the outstanding common stock of Rose Hills Holdings Corp. ("Rose Hills"), which in turn owns 100% of the outstanding common stock of Rose Hills Company;
- assumed, assumed and assigned, or rejected certain executory contracts and unexpired leases to which any Debtor was a party;
- restructured and simplified the Company's and its subsidiaries' corporate structure; and
- selected new boards of directors of the Company and its reorganized subsidiaries.

Due to the significant changes in the financial and legal structure of the Company, the application of fresh start reporting at December 31, 2001, resulting from confirmation and implementation of the Plan, changes in accounting policies, certain account classifications and fiscal accounting periods adopted by the Company and the reclassification of assets held for sale as discontinued operations for its fiscal 2003 and 2002 years, without reclassifying fiscal years prior to 2002, the consolidated financial statements of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial statements issued by the Predecessor prior to the Plan implementation. Accordingly, the Company's consolidated financial statements as at and for the 53 weeks ended January 3, 2004, do not include comparable operating and cash flow information for the year ended December 31, 2001. Certain consolidated financial and other information concerning the Predecessor may be of limited interest to the stockholders of the Company and has been included elsewhere in this Form 10-K.

Fresh start reporting

At December 31, 2001, the Company adopted fresh start reporting in accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), which in turn required application at the date of Plan implementation of purchase accounting principles, as prescribed by Statement of Financial Accounting Standards No. 141, "Business

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 2. BASIS OF PRESENTATION (Continued)

Combinations" ("FAS No. 141"), which superceded Accounting Principles Board Opinion ("APB") No. 16, "Business Combinations." In addition, SOP 90-7 requires the adoption of any new accounting principles concurrent with the adoption of fresh start reporting. As such, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("FAS No. 142") on December 31, 2001. As a result of the adoption of FAS No. 142, goodwill arising from the Company's reorganization is not amortized. Also concurrent with fresh start reporting, the Company adopted a revenue recognition policy relating to pre-need sales of interment rights which differed from that previously applied by the Predecessor (see Note 3).

Under the principles of fresh start reporting, the Company was required to record the aggregate value of the Company based on the reorganization value as set forth in the Plan. The reorganization value of the Company was determined with the assistance of independent advisors and estimated at the midpoint of the total enterprise value range (*i.e.*, the fair market value of the Company's debt and stockholders' equity), which was approximately $1.5 billion. The reorganization valuation utilized various valuation techniques, including comparable public company trading multiples, discounted cash flow analysis and comparable acquisition analysis.

In accordance with the principles of "purchase" accounting, as prescribed by FAS No. 141 and FAS No. 142, the reorganization value was then allocated to the Company's identifiable tangible and intangible assets and liabilities based on their fair values, with the residual recorded as goodwill. As a result of the application of fresh start reporting, significant adjustments were made to the Company's historical assets and liabilities, as the fair values varied significantly from recorded amounts of the Predecessor immediately prior to the date of Plan adoption at December 31, 2001.

The following methods and assumptions were used to estimate the fair value of significant assets and liabilities at December 31, 2001:

Cash and cash equivalents, receivables, inventories, other current assets, and accounts payable and accrued liabilities: The carrying amounts, which reflected provisions for uncollectible amounts and for inventory obsolescence, approximated fair value because of the short term to maturity of these current assets and liabilities.

Pre-need funeral and cemetery contracts: For funeral and cemetery customer receivables, the fair value was determined as the present value of expected future cash flows discounted at the interest rate offered by the Company, which approximated market rates for loans of similar terms to customers with comparable credit risk. For amounts receivable from funeral and cemetery trusts, the fair value was based on quoted market prices of the underlying investments. Amounts receivable from third-party insurance companies were based on the face value of the policy plus accumulated annual insurance benefits. Pre-need funeral and cemetery contracts were recorded net of allowances for expected cancellations and refunds.

Cemetery property: For developed land and undeveloped land, the fair value was estimated by discounting cash flows from the expected future sales of cemetery land, reduced by a reasonable profit margin. A maximum term of 30 years was assumed in determining projected sales revenue. Portions of the Company's cemetery land are situated in areas that could not be developed due to geographic or regulatory restrictions. Such cemetery land, together with portions of land that were not required for sales during the next 30 years and for which the Company had no plan to sell, were assigned a fair

NOTE 2. BASIS OF PRESENTATION (Continued)

value of zero. For mausoleums and lawn crypts, the fair value was based on the replacement cost for similar inventory. It is possible that the Company's future operations in the near term may result in recoveries on excess land sales that are different than those assumed in the estimates.

Insurance invested assets and insurance policy liabilities: Insurance invested assets were stated at market based on quoted market prices. Policy liabilities were estimated and, together with future premiums and investment income, were considered to be sufficient to pay future benefits, dividends and expenses on insurance and annuity contracts. For traditional products, insurance policy liabilities were computed using the net level premium method based on estimated investment yields, withdrawals, mortality and other assumptions that were appropriate at the time that the policies were issued or, for policies acquired through acquisition, such assumptions were as of the purchase date. Estimates used were based on the Company's experience, as adjusted to provide for possible adverse deviation. Future policy benefits on investment-type contracts reflected the account value before applicable surrender charges.

Long-term debt: The fair value of the Company's long-term debt was estimated by discounting the future cash flows of each instrument at rates for similar debt instruments of comparable maturities.

Deferred pre-need funeral and cemetery contract revenue: The fair value of deferred funeral and cemetery contract revenue was based on the larger of, as applicable, (i) the amount refundable to the customer, if the contract was written in a jurisdiction requiring refunds upon request by the customer or upon cancellation for non-payment; (ii) the amount of an insurance policy representing the face value and accumulated annual insurance benefits; or (iii) the present value of the projected future cost to outsource the fulfillment of the pre-need obligation, based on the estimated outsourcing cost and mortality, inflation and interest rate assumptions. It is possible deferred pre-need funeral and cemetery contract revenue could change materially in the near term as a result of actual servicing and cancellation experience.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiary companies and operations controlled by the Company through sales and management agreements. All subsidiaries are wholly owned, except for a few companies with small minority interests.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. As a result, actual amounts could significantly differ from those estimates.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Funeral operations

Sales of at-need funeral services are recorded as revenue when the service is performed.

Pre-need funeral services contracts provide for future funeral services, generally determined by prices prevailing at the time the contract is signed. The payments made under the contract, in part, are either placed in trust or are used to pay the premiums of life insurance policies under which the Company is designated as beneficiary. Pre-need funeral services contract amounts, together with related trust fund investment earnings and annual insurance benefits, are deferred until the service is performed. The Company estimates that trust fund investment earnings and annual insurance benefits exceed the increase in cost over time of providing the related services.

Selling costs related to the sale of pre-need funeral services are expensed in the period incurred.

Cemetery operations

Sales of cemetery merchandise and services and at-need cemetery interment rights are recorded as revenue when the merchandise is delivered or service is performed.

Sales of pre-need cemetery interment rights are recognized in accordance with the retail land sales provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("FAS No. 66"). Accordingly, provided certain collectibility criteria are met, pre-need cemetery interment right sales of developed cemetery property are recognized when a specified minimum percentage of the sales price has been collected, while pre-need cemetery interment right sales of undeveloped cemetery property are deferred and revenue is recognized on a percentage of completion basis. A portion of the proceeds from cemetery sales for interment rights is generally required by law to be paid into perpetual or endowment care trusts. Earnings of perpetual or endowment care trusts are recognized in current cemetery revenue and are used to help defray the maintenance costs of cemeteries, which are expensed as incurred. The principal of these perpetual or endowment care trusts cannot be withdrawn by the Company, and therefore is not included in the Company's consolidated financial statements.

Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre-need merchandise and services may also be required to be paid into trusts, which are included in pre-need cemetery contracts in the Company's consolidated financial statements. Earnings on merchandise and services trust funds are recognized when the revenue of the associated merchandise or service is recognized.

Selling costs related to the sale of pre-need cemetery contract revenues are expensed in the period incurred.

Interest is imputed at a market rate for financed pre-need cemetery contracts that do not bear a market rate of interest.

Insurance operations

For traditional life and participating life products, premiums are recognized as revenue when due from policyholders. Benefits and expenses are associated with earned premiums to result in recognition of profits over the life of the policy contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenues from annuity contracts represent amounts assessed against contract holders. Such assessments are principally surrender charges. Policy account balances for annuities represent the deposits received plus accumulated interest less applicable accumulated administrative fees.

Investment income, net of investment expenses, and realized gains and losses related to insurance invested assets are included within revenues.

To the extent recoverable, certain costs of acquiring new insurance business have been deferred. Such costs consist of first-year commissions in excess of renewal rates, related fringe benefit costs, and direct underwriting and issuance costs.

The deferred policy acquisition costs on traditional life products are amortized with interest over the anticipated premium-paying period of the related policies, in proportion to the ratio of annual premium revenue to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. The amount of deferred policy acquisition costs is reduced by a provision for possible inflation on maintenance and settlement expenses.

Also, the present value of future profits of acquired insurance business in force is amortized over the expected premium-paying period of the policies acquired.

Cash and cash equivalents

Cash and cash equivalents include cash and term deposits with a term to maturity at acquisition of less than or equal to 90 days.

Inventories

Inventories are carried at the lower of cost, determined primarily on a specific identification basis or a first-in first-out basis, and net realizable value.

Cemetery property

Cemetery property, including capitalized interest, consists of developed plots, lawn crypts, mausoleums or niches and undeveloped land, and is valued at average cost. Amounts are expensed as revenue from sales of cemetery property is recognized.

Property and equipment

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	10 to 40 years
Automobiles	2 to 5 years
Furniture, fixtures and equipment	10 years
Computer hardware and software	3 to 6 years
Leasehold improvements	Over the term of the lease or life of the asset, if shorter

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and intangible assets

Goodwill, resulting from reorganization value in excess of identifiable net assets and purchase acquisitions, is not amortized, but tested annually for impairment. The Company's reporting units for goodwill are its reportable funeral and cemetery operating segments, and its two insurance reporting units.

Identifiable intangible assets consist of deferred insurance policy acquisition costs, present value of future insurance business profits and acquired key employee covenants not to compete, which are amortized over their respective useful lives using a method reflecting the pattern in which such assets are consumed.

Financial instruments

Financial instruments that potentially subject the Company to concentrations of credit or collection risk principally consist of cash and cash equivalents, customer receivables and receivables from trust and insurance companies presented on the consolidated balance sheets in pre-need funeral and cemetery contracts.

The Company maintains its cash and cash equivalents with various financial institutions. As at January 3, 2004, the Company had approximately $30,848,000 (2002 — $26,691,000) of cash and cash equivalents concentrated at two financial institutions.

Concentrations of credit risk with respect to customer receivables are minimal, due to the low dollar amount of each receivable, the large number of customers and the large dispersion of the receivables across many geographic areas.

Receivables from trust and insurance companies represent customer payments on pre-need funeral contracts and pre-need cemetery contracts that are placed into state regulated trusts or used to pay premiums on life insurance contracts, generally do not subject the Company to significant collection risk. Insurance funded contracts are subject to supervision by state insurance departments and are protected in the majority of states by insurance guaranty acts. In addition, funds placed into certain state regulated trusts are limited to federally insured deposits and or U.S. Government bonds. The Company's policies with respect to trust fund investments are specifically designed such that investments are diversified primarily in cash, fixed income and equity securities and are maintained with various high quality and reputable counterparties, as well as to minimize concentrations of credit risk by not maintaining disproportionately large balances in any one financial counterparty.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A summary of the cost and fair values of financial instruments is as follows:

	January 3, 2004		December 28, 2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Amounts receivable from funeral trusts (see Note 4)	$ 346,004	$ 351,710	$ 344,929	$ 341,480
Amounts receivable from cemetery trusts (see Note 5)	265,867	273,527	284,488	274,410
Long-term debt (see Note 6)	630,918	666,618	755,581	709,190
Insurance invested assets (see Note 7)	196,440	196,440	160,086	160,086
Derivative instruments (see Note 20)	737	737	—	—
	$1,439,966	$1,489,032	$1,545,084	$1,485,166

The carrying amount of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these instruments.

Derivative Financial Instruments

The Company accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("FAS No. 133"). The Company records derivative instruments in the consolidated balance sheet as either an asset or liability measured at its fair value. Changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The Company formally documents, designates and assesses the effectiveness of transactions that receive hedge accounting.

The Company has a significant portion of its corporate and administrative functions in Canada. Expenses for these functions are paid principally in Canadian dollars and have predictable future cash outflows ("Foreign Currency Expenditure"). The Company has a program to hedge the variability in the United States dollar equivalent of a portion of the Foreign Currency Expenditure due to the fluctuation in the exchange rate between the United States dollar and Canadian dollar ("Foreign Currency Hedge Program"). The Company uses forward foreign exchange contracts and foreign exchange option contracts to partially offset foreign exchange variability. In accordance with FAS No. 133, the Company has designated the Foreign Currency Hedge Program as qualifying for hedge accounting.

For derivatives that qualify and are designated as hedges of future cash flows, the effective portion of changes in fair values (the "Effective Portion") are reported in stockholders' equity under accumulated other comprehensive income. The Effective Portion is recognized in earnings and included in general and administrative expense when the related Foreign Currency Expenditure affects earnings. In cases where the Company revises its Foreign Currency Expenditure estimates, the Effective Portion attributable to the extent of any downward change in the Foreign Currency Expenditure estimates will be reclassified from accumulated other comprehensive income to current earnings and included in general and administrative expenses. The Company designates the change in fair value of forward foreign exchange contracts due to the change in forward points and the change in fair value of foreign exchange option contracts due to the change in time value as the "Ineffective Portion." The changes in fair values of derivatives that are not

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

designated as hedges and the Ineffective Portion are recognized currently and included with foreign exchange gains/losses, which are reported in general and administrative expense.

Stock option plan

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123," ("FAS No. 148"), established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. However, as allowed by FAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described below, and has adopted the disclosure requirements of FAS No. 123 and FAS No. 148.

The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Any compensation expense recorded is charged against operations over the service period, which generally matches the option vesting period. No stock-based employee compensation cost was recorded for the 53 weeks ended January 3, 2004, or the 52 weeks ended December 28, 2002, as all options granted under the Company's stock option plan had an exercise price equal to or greater than the market value of the underlying Common stock on the grant date. The following table illustrates the effect on net income (loss) and net income (loss) per share, if the Company had applied the fair value recognition provisions of FAS No. 123 to stock-based employee compensation.

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Net income (loss), as reported	$10,807	$(233,744)
Total stock-based employee compensation expense determined under fair value-based method, net of tax	(2,479)	(3,571)
Pro forma net income (loss)	$ 8,328	$(237,315)
Net income (loss) per common share:		
Basic and diluted, as reported	$ 0.27	$ (5.86)
Basic and diluted, pro forma	0.21	(5.95)

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the period that includes the enactment date. A valuation allowance is provided against deferred tax assets to the extent recoverability of the asset cannot be considered to be more likely than not.

In accordance with the principles of fresh start reporting, any future reduction of valuation allowances established at the Effective Date as a result of the utilization of benefits will reduce goodwill established at the Effective Date or, if such goodwill has been reduced to zero, increase capital in excess of par value.

Foreign currency translation

The assets and liabilities of the Company's foreign subsidiaries, which have a functional currency other than the U.S. dollar, are translated into U.S. dollars at the rates of exchange as at the consolidated balance sheet date, and revenue and expenses are translated at the average rates of exchange for the periods of operation. The net gains or losses arising from the translations are included in stockholders' equity as a component of accumulated other comprehensive income in the consolidated statement of stockholders' equity.

Fiscal year

The Company's fiscal year ends on the Saturday nearest to December 31 in each year (whether before or after such date).

The first and second fiscal quarters each consist of 12 weeks and the third fiscal quarter consists of 16 weeks. In order to cause the fourth fiscal quarter to end on the same day as the fiscal year, the fourth fiscal quarter will consist of 13 weeks in certain years.

Comparibility

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year, due to, among other things, the reclassification of assets held for sale as discontinued operations.

Recent accounting standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143"). FAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. FAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The adoption of FAS No. 143 on December 29, 2002, had no material impact on the Company's financial condition or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("FAS No. 145"). As a result of the rescission of Statement of Financial Accounting Standards No. 4 and 64, gains and losses from extinguishments of debt are to be accounted for under the provisions of

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS No. 145 also rescinds Statement of Financial Accounting Standards No. 44, "Accounting for Intangible Assets of Motor Carriers." FAS No. 145 amends Statement of Financial Accounting Standards No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. FAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. FAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of FAS No. 145 on December 29, 2002, had no material impact on the Company's financial condition or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"). FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. FAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of FAS No. 146 had no material impact on the Company's financial condition or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 clarifies the requirements of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions of FIN No. 45 for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The adoption of FIN No. 45 on December 29, 2002, had no material impact on the Company's financial condition or results of operations and the disclosure provisions of FIN No. 45 have been considered in the preparation of the Company's consolidated financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FAS No. 149). FAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement of Financial Accounting Standards No. 133 ("FAS No. 133"). FAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. FAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as specifically

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

noted in FAS No. 149. FAS No. 149 should be applied prospectively. The adoption of FAS No. 149 had no impact on the Company's financial condition or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS No. 150). FAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, were accounted for as equity. FAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments: (1) mandatorily redeemable shares, which the issuer is obligated to buy back in exchange for cash or other assets; (2) put options and forward purchase contracts that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares. Most of the guidance in FAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of FAS No. 150 had no impact on the Company's financial condition or results of operations.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS No. 132"). FAS No. 132 improves financial statement disclosures for defined benefit plans. In an effort to provide the public with better and more complete information, FAS No. 132 requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. Companies are required to provide financial statement users with a breakdown of plan assets by category, such as equity, debt and real estate. A description of investment policies and strategies and target allocation percentages, or target ranges, for these asset categories also are required in financial statements. Cash flows will include projections of future benefit payments and an estimate of contributions to be made in the next year to fund pension and other postretirement benefit plans. FAS No. 132 is effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003. The Company adopted FAS No. 132 on January 3, 2004.

In January 2003, the FASB issued Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities." FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 was revised in December 2003. FIN No. 46 applies to enterprises that have a variable interest in variable interest entities and is effective for the first financial reporting period ending after March 15, 2004. Accordingly, FIN No. 46 is applicable to the Company for the fiscal quarter ending March 27, 2004. The Company is in the process of evaluating the impact of FIN No. 46 on its financial condition, results of operations and cash flows and currently believes that its receivables from funeral and cemetery trusts and perpetual care trust funds will be consolidated at fair value in the Company's consolidated balance sheet. See Notes 4 and 5 for a description of funeral, cemetery and perpetual care trusts.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 4. PRE-NEED FUNERAL ACTIVITIES

The balance in pre-need funeral contracts represents customer receivables, amounts due from trust funds and third-party insurance companies related to unperformed, price-guaranteed, pre-need funeral contracts. The components of pre-need funeral contracts in the consolidated balance sheets are as follows:

	January 3, 2004	December 28, 2002
Customer receivables	$ 36,969	$ 46,745
Amounts receivable from funeral trusts	346,004	344,929
Amounts receivable from third-party insurance companies	750,825	740,960
Allowance for contract cancellations and refunds	(136,565)	(154,120)
Amounts receivable related to insurance policies in force with subsidiary insurance companies	213,323	161,335
Total value of pre-need funeral contracts	1,210,556	1,139,849
Less: amounts receivable related to insurance policies in force with subsidiary insurance companies	(213,323)	(161,335)
Pre-need funeral contracts	$ 997,233	$ 978,514

For pre-need funeral contract sales, an allowance for cancellations and refunds is provided at the date of sale based on management's best estimates and is offset by an allowance against deferred pre-need funeral contract revenue.

Deferred pre-need funeral contract revenue excludes pre-need funeral contracts funded by insurance policies in force with the Company's subsidiary insurance companies. The activities in deferred pre-need funeral contract revenue were as follows:

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Deferred pre-need funeral contract revenue:		
Beginning balance	$ 978,517	$978,306
Sales, net of cancellations	86,858	77,289
Maturities	(108,941)	(92,308)
Net increase in insurance benefits and deferred earnings realized on funeral trust balances	20,411	18,234
Change in cancellation reserve	17,266	(2,173)
Dispositions and other	7,299	(831)
Ending balance	$1,001,410	$978,517

Amounts receivable from funeral trusts represents a portion of the proceeds from the sale of pre-need funeral services, deposited in accordance with state and provincial trusting laws with various financial institutions, together with accrued earnings. The Company will recognize and generally receive these amounts when the funeral service is performed. The cost and fair values (which are based on quoted

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 4. PRE-NEED FUNERAL ACTIVITIES (Continued)

market prices of the underlying securities) of the amounts receivable from funeral trusts (net of taxes payable by the trusts) are as follows:

	January 3, 2004		December 28, 2002	
	Cost	Fair Value	Cost	Fair Value
Short-term investments	$158,540	$158,296	$136,799	$135,431
Fixed maturities	83,964	83,401	117,966	116,786
Equity securities	64,834	71,297	41,047	40,636
Other	38,666	38,716	49,117	48,627
	$346,004	$351,710	$344,929	$341,480

It is not practicable to estimate the fair value of customer receivables, because of the large number of individual contracts, which generally have terms of one to seven years and contractual or imputed interest rates ranging from 8.00% to 12.75% per annum.

NOTE 5. PRE-NEED CEMETERY ACTIVITIES

Pre-need cemetery contracts

The balance in pre-need cemetery contracts represents customer receivables for cemetery interment rights, and cemetery merchandise and services, and amounts due from trust funds related to unfulfilled, price-guaranteed, pre-need cemetery contracts. The components of pre-need cemetery contracts in the consolidated balance sheets are as follows:

	January 3, 2004	December 28, 2002
Customer receivables	$ 74,154	$ 96,689
Unearned finance income	(6,922)	(9,126)
Amounts receivable from cemetery trusts	265,867	284,488
Allowance for contract cancellations and refunds	(18,332)	(22,878)
	$314,767	$349,173

For pre-need cemetery contract sales, other than sales of pre-need cemetery interment rights, which are recognized in accordance with FAS No. 66, an allowance for cancellations and refunds is provided at the time of sale based on management's best estimates and is offset by an allowance against deferred pre-need cemetery contract revenue. For sales of pre-need cemetery interment rights, an allowance is provided at the time of sale.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 5. PRE-NEED CEMETERY ACTIVITIES (Continued)

The customer receivables as at January 3, 2004, are expected to mature as follows:

	End of Fiscal Year
2004	$40,909
2005	18,152
2006	7,536
2007	3,691
2008	1,515
Thereafter	2,351
Ending balance	$74,154

The activities in deferred pre-need cemetery contract revenue were as follows:

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Deferred pre-need cemetery contract revenue:		
Beginning balance	$249,047	$240,290
Sales, net of cancellations	69,922	76,337
Dispositions and other	8,425	—
Maturities	(70,930)	(70,077)
Earnings realized on amounts receivable from cemetery trusts and deferred	3,892	4,474
Change in cancellation reserve	312	(1,977)
Ending balance	$260,668	$249,047

Amounts receivable from cemetery trusts represents a portion of the proceeds from the sale of pre-need merchandise and services, deposited in accordance with state and provincial trusting laws with various financial institutions, together with accrued earnings. The Company will recognize and generally receive these amounts when the merchandise is delivered or service is performed. The cost and fair values (which are based on quoted market prices of the underlying securities) of the amounts receivable from cemetery trusts (net of taxes payable by the trusts) are as follows:

	January 3, 2004		December 28, 2002	
	Cost	Fair Value	Cost	Fair Value
Short-term investments	$ 25,929	$ 25,929	$ 29,160	$ 28,127
Fixed maturities	153,159	152,516	158,887	153,258
Equity securities	86,779	95,082	96,441	93,025
	$265,867	$273,527	$284,488	$274,410

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 5. PRE-NEED CEMETERY ACTIVITIES (Continued)

It is not practicable to estimate the fair value of customer receivables, because of the large number of individual contracts, which generally have terms of one to seven years and contractual or imputed interest rates ranging from 8.00% to 12.75% per annum.

Perpetual care trusts

The perpetual care trust funds are not included in the Company's consolidated balance sheets, as the principal of these trusts cannot be withdrawn by the Company. The carrying value of the trust investments was $261,270,000 and $267,095,000 at January 3, 2004 and December 28, 2002, respectively.

Investment earnings of perpetual care trust funds are recognized in cemetery revenue when realized and are used to help defray the maintenance costs of cemeteries, which are expensed as incurred.

NOTE 6. LONG-TERM DEBT

Long-term debt consists of the following:

	January 3, 2004				December 28, 2002			
	Parent Company Alderwoods Group	Rose Hills Company	Alderwoods Group Consolidated	Fair Values	Parent Company Alderwoods Group	Rose Hills Company	Alderwoods Group Consolidated	Fair Values
Revolving credit facility (a)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Bank credit agreement (b)	—	—	—	—	—	52,642	52,642	52,642
Senior secured term loan B due in 2008 (a)(c)	245,891	—	245,891	245,891	—	—	—	—
11.00% Senior secured notes due in 2007 (d)	—	—	—	—	235,000	—	235,000	234,413
9.50% Senior subordinated notes due in 2004 (e)	—	—	—	—	—	77,800	77,800	72,800
12.25% Senior unsecured notes due in 2009 (f)	330,000	—	330,000	372,900	330,000	—	330,000	297,000
12.25% Convertible subordinated notes due in 2012 (g)	31,879	—	31,879	24,679	32,779	—	32,779	24,975
Promissory notes and capitalized obligations, certain of which are secured by assets of certain subsidiaries	22,459	689	23,148	23,148	26,151	1,209	27,360	27,360
	630,229	689	630,918	666,618	623,930	131,651	755,581	709,190
Less, current maturities of long-term debt	10,500	434	10,934	—	34,728	53,306	88,034	—
	$619,729	$ 255	$619,984	$666,618	$589,202	$ 78,345	$667,547	$709,190

(a) On September 17, 2003, the Company entered into a new $325,000,000 senior secured facility (the "Credit Agreement"), which was funded on September 29, 2003, and included a $275,000,000 term loan (the "Term Loan B") and a $50,000,000 revolving credit facility (the "Revolving Credit Facility")

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 6. LONG-TERM DEBT (Continued)

to replace its previous credit facility entered into on January 2, 2002. As a result, the Company retired the remaining balance of $195,000,000 on its 11.00% Senior secured notes, due in 2007, and the principal amount of $80,000,000 on its 9.50% Senior subordinated notes, due in 2004. The Revolving Credit Facility includes $20,000,000 available in the form of letters of credit. The Revolving Credit Facility is intended to be used primarily to fund the Company's working capital needs. The Revolving Credit Facility bears interest at a rate per annum in accordance with graduated pricing based upon the Company's consolidated leverage ratio, and the Company has the option to elect the type of borrowing that has an interest rate equal to either (i) a base rate (4.00% at January 3, 2004), plus 2.00%, or (ii) LIBOR (1.15% for the three-month LIBOR at January 3, 2004), plus 3.00%. An annual fee of 0.50% is charged on the unused portion of the Revolving Credit Facility. Material covenants in the Credit Agreement include a requirement to maintain a minimum interest coverage ratio and fixed charge coverage ratio, a requirement not to exceed a maximum leverage ratio, a yearly maximum on capital expenditures and cemetery development and specified maximum amounts for capital lease obligations, unsecured indebtedness, acquisitions, certain investments and sales of accounts receivable. Outstanding principal amounts and interest accrued and unpaid shall become immediately due and payable and further commitments by the lender to make loans shall be terminated upon the occurrence of events of default specified in the Credit Agreement. As of January 3, 2004, the Company was not in breach of any of the events of default specified in the Credit Agreement. The Credit Agreement is secured by specified real property, and substantially all personal property of the Company and specified subsidiaries. The expiry date of the Credit Agreement is September 29, 2008.

As of January 3, 2004, the amount available under the Revolving Credit Facility was $50,000,000, less $10,648,000 in outstanding letters of credit.

(b) On April 1, 2003, the Company repaid all outstanding principal amounts and accrued interest under, and terminated, the subsidiary credit agreement.

(c) The Company has the option to elect the type of borrowing that has an interest rate equal to either (i) a base rate (4.00% at January 3, 2004), plus 2.25% (plus 1.75%, effective January 23, 2004), or (ii) LIBOR (1.15% for the three-month LIBOR at January 3, 2004), plus 3.25% (plus 2.75%, effective January 23, 2004). The weighted average rate of interest was 4.48% at January 3, 2004. The Term Loan B is repayable in quarterly installments of $2,500,000 from January 3, 2004 to October 9, 2004, $3,750,000 from January 1, 2005 to October 8, 2005, and $5,000,000 from December 31, 2005 to June 14, 2008, with a lump sum payment of the then-outstanding amount on the maturity date.

(d) On September 29, 2003, the Company repaid all outstanding principal amounts and accrued interest under, and terminated, the 11.00% Senior secured notes, due in 2007.

(e) On September 29, 2003, the Company repaid all outstanding principal amounts and accrued interest under, and terminated, the 9.50% Senior subordinated notes, due in 2004. As a result, the Company paid a premium of $1,266,400 for the early retirement, which is included in interest expense in the Company's consolidated statement of operations. In addition, an unamortized discount of $1,376,000 is included in interest expense for the 53 weeks ended January 3, 2004.

(f) On January 2, 2002, the Company issued 12.25% Senior unsecured notes, due in 2009. Interest is payable semi-annually on March 15 and September 15. The notes are redeemable on and after

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 6. LONG-TERM DEBT (Continued)

January 2, 2005, at the option of the Company, in whole or in part, at a price equal to 106.25% of the stated principal amount if redeemed from January 2, 2005 to January 1, 2006, at a price equal to 103.125% of the stated principal amount if redeemed from January 2, 2006 to January 1, 2007 and at a price equal to 100% of the stated principal amount if redeemed on or after January 2, 2007, plus accrued and unpaid interest to (but not including) the applicable redemption date.

(g) On January 2, 2002, the Company issued 12.25% Convertible subordinated notes, due in 2012, with an effective annual interest rate of 8.6%. Interest is payable semi-annually on March 15 and September 15. The notes are convertible at the holder's option at any time into the Company's Common stock at an initial conversion rate of $17.17 per share, adjusted for subsequent dividends, stock splits and issuance of rights, options and warrants. At January 3, 2004, and December 28, 2002, the conversion rate was $17.17 per share. The carrying amount includes unamortized premium of $7,200,000 (2002 — $8,100,000). The notes are redeemable at the option of the Company, in whole or in part, at 100% of the stated principal amount, plus accrued and unpaid interest to (but not including) the applicable redemption date.

At January 3, 2004, and December 28, 2002, the fair value of long-term debt was estimated based on quoted market prices, where applicable, and discounted future cash flows of each instrument at rates for similar debt instruments of comparable maturities.

The Credit Agreement, 12.25% Senior unsecured notes due in 2009 and 12.25% Convertible subordinated notes due in 2012, are guaranteed by substantially all of Alderwoods Group's wholly-owned U.S. subsidiaries, other than Alderwoods Group's insurance subsidiaries and other specified excluded subsidiaries. Alderwoods Group, the parent company, has no independent assets or operations, and the guarantees of its guarantor subsidiaries are full and unconditional, and joint and several.

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding 12.25% Convertible subordinated notes due in 2012, at a price equal to 100% of their stated principal amount, and for the 12.25% Senior unsecured notes due in 2009, at a price equal to 101% of their stated principal amount, plus in each case, accrued and unpaid interest to the applicable repurchase date.

The Credit Agreement and the indentures governing the 12.25% Senior unsecured notes due in 2009 and 12.25% Convertible subordinated notes due in 2012 prohibit the Company from consummating certain asset sales unless: (a) consideration at least equal to fair market value is received; and (b) except with respect to specified assets, not less than 75% of the consideration for the asset sale is paid in cash. Within 270 days of the receipt of net proceeds from any such asset sale, the Company has the discretion to apply such net proceeds at its option (or as otherwise required) to make capital expenditures or acquisitions of other assets in the same line of business as the Company or specified subsidiaries or businesses related thereto up to $10,000,000 in any fiscal year, but not to exceed $35,000,000 in the aggregate over the life of the Credit Agreement. To the extent the Company receives net proceeds from any such asset sale not applied in accordance with the immediately preceding sentence in excess of specified thresholds, the Company must make mandatory repayments under the Credit Agreement.

Material covenants under the indentures governing the 12.25% Senior unsecured notes due in 2009 and 12.25% Convertible subordinated notes due in 2012 include restrictions placed on the Company and

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 6. LONG-TERM DEBT (Continued)

specified subsidiaries to incur additional indebtedness, pay dividends, repay subordinate or junior indebtedness, and encumber property or assets.

Maturities of long-term debt principal are as follows:

	End of Fiscal Year
2004	$ 10,934
2005	22,835
2006	21,079
2007	20,647
2008	191,189
Thereafter	357,034
	$623,718

NOTE 7. INSURANCE ACTIVITIES

At January 3, 2004, and December 28, 2002, the fair value of insurance operation investments classified as available-for-sale were based on quoted market prices. The carrying values of cash and short-term investments and other investments approximate their fair values, due to their short-term to maturity. Fixed maturity securities are classified as available-for-sale and carried at fair value. Investments in debt securities are evaluated for other than temporary impairment. Other than temporary impairment is reflected in current period income as a realized loss. It is possible that a significant change in economic conditions in the near term could result in losses that could be significant to the Company. Insurance invested assets carrying and fair values consist of the following:

	January 3, 2004	December 28, 2002
Available-for-sale		
Fixed income securities:		
U.S. Treasury and other Government obligations	$ 31,027	$ 31,274
U.S. state and political subdivisions	1,149	—
Corporate	86,232	50,300
Total bonds	118,408	81,574
Collaterized mortgages	29,235	33,615
Mortgaged-backed	36,392	30,644
Asset-backed	7,666	7,700
Total available-for-sale	191,701	153,533
Cash and short-term investments	3,951	5,700
Other	788	853
Insurance invested assets	$196,440	$160,086

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 7. INSURANCE ACTIVITIES (Continued)

During the 53 weeks ended January 3, 2004, insurance investments classified as available-for-sale with a cost of $32,331,000 (2002 — $62,358,000) were sold for proceeds of $32,454,000 (2002 — $62,826,000), resulting in $770,000 (2002 — $1,409,000) and $647,000 (2002 — $941,000) of realized gains and losses, respectively. The specific cost method was used to determine the cost of available-for-sale securities disposed of.

Included in the fair value of insurance investments classified as available-for-sale are $6,787,000 (2002 — $9,443,000) and $1,167,000 (2002 — $2,600) of unrealized gains and losses, respectively.

Maturities of fixed maturity securities, excluding mortgage-backed securities, collateralized mortgage obligations and asset-backed obligations are estimated as follows:

	January 3, 2004	December 28, 2002
Due in one year or less	$ 1,755	$ —
Due in one to five years	22,019	17,273
Due in five to ten years	32,067	23,773
Thereafter	62,567	40,528
	$118,408	$81,574

The Company has determined that unrealized losses in insurance invested assets are not other-than-temporary, as the unrealized losses were due to temporary fluctuations in interest rates. Insurance invested assets are currently predominantly in fixed income securities. The Company manages the mix of fixed income securities in accordance with policies set by an investment committee comprised of members of senior management. The investment committee sets and modifies the mix of investments with the assistance of independent professional financial advisors. The policy emphasizes a conservative approach while maintaining acceptable levels of income and capital appreciation. The unrealized losses and their duration in insurance invested assets as at January 3, 2004, are shown in the following table.

	Less than 12 Months		Greater than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale						
Fixed income securities:						
U.S. Treasury and other Government obligations	$ 3,735	$ 171	$ —	$—	$ 3,735	$ 171
U.S. state and political subdivisions	1,148	120	—	—	1,148	120
Corporate	24,346	444	973	24	25,319	468
Total bonds	29,229	735	973	24	30,202	759
Collaterized mortgages	20,181	363	—	—	20,181	363
Mortgaged-backed	6,850	45	—	—	6,850	45
Total temporarily impaired securities	$56,260	$1,143	$973	$24	$57,233	$1,167

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 8. STOCKHOLDERS' EQUITY

Capital stock

The Company is authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.01 per share. No shares of preferred stock were issued as of January 3, 2004, or December 28, 2002.

The Company is authorized to issue 100,000,000 shares of Common stock, with a par value of $0.01 per share. The Company has 179,428 shares of Common stock held in reserve, but unissued, for possible future issuance in connection with certain class 11 claims under the Plan.

Pursuant to the Company's Director Compensation Plan (the "Director Compensation Plan"), each director of the Company who is not an employee of the Company or any of its subsidiaries has the option of receiving his or her annual base retainer and attendance fees in cash, Common stock or a combination thereof. Further, each participant may elect to have Common stock paid in the form of deferred Common stock ("Deferred Stock"), which will be credited to a booking account in the name of the participant. The Deferred Stock is subject to a deferral period during which the participant has no right to transfer any rights under his or her Deferred Stock and has no other rights of ownership therein. The Company has reserved 100,000 shares of Common stock for issuance under the Director Compensation Plan.

In addition, warrants to purchase 2,992,000 shares of Common stock were issued on the Effective Date. The warrants entitle the holders to purchase, at any time up to January 2, 2007, shares of Common stock at an exercise price of $25.76 per share. The exercise price of the warrants exceeded the fair value of the Company's Common stock on the date of issuance and throughout the 53 weeks ended January 3, 2004, and 52 weeks ended December 28, 2002, and none of the warrants have been exercised.

Stock option plans

On January 2, 2002, the Company implemented the 2002 Equity and Performance Incentive Plan (the "Equity Incentive Plan"). The Company's Board of Directors (or a committee thereof) may determine the awards to be granted under the Equity Incentive Plan. The Equity Incentive Plan provides for grants of stock options, restricted stock, deferred shares and other typical equity incentive awards to the employees and members of the Company's Board of Directors. A total of 4,500,000 shares of Common stock are available for issuance in satisfaction of awards under the Equity Incentive Plan. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Except in certain cases, stock options have 3-year terms and vest at a rate of 25% on the first, 25% on the second and 50% on the third anniversaries of the date of grant.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 8. STOCKHOLDERS' EQUITY (Continued)

The following is a summary of the total number of outstanding stock options:

	Outstanding Options (thousands)	Weighted Average Exercise Price (dollars per Common share)
Balance at December 31, 2001	—	—
Granted	3,730	$11.20
Exercised	—	—
Cancelled	(260)	12.90
Balance at December 28, 2002	3,470	11.07
Granted	1,220	3.65
Exercised	(4)	7.59
Cancelled	(501)	11.39
Balance at January 3, 2004	4,185	$ 8.87

The following table summarizes information about stock options outstanding at January 3, 2004:

Range of Exercise Prices (dollars per Common share)	Number Outstanding (thousands)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price (dollars per Common share)	Number Exercisable (thousands)	Weighted-Average Exercise Price (dollars per Common share)
$3.65 — $5.96	1,210	9.23	$ 3.65	—	$ —
$5.97 — $7.59	1,155	8.48	7.48	288	7.48
$7.60 — $13.23	1,820	8.14	13.23	1,198	13.23
	4,185	8.55	8.87	1,486	12.11

FAS No. 123 requires disclosure of pro forma amounts to reflect the impact as if the Company had elected to adopt the optional fair value expense recognition provisions of FAS No. 123 for its stock option plans. The following table illustrates the effect on net income (loss) and net income (loss) per share, if the

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 8. STOCKHOLDERS' EQUITY (Continued)

Company had applied the fair value recognition provisions of FAS No. 123 to stock-based employee compensation using the Black-Scholes option pricing methodology.

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Net income (loss):		
As reported	$ 10,807	$(233,744)
Pro forma, net of tax	8,328	(237,315)
Basic and diluted earnings (loss) (dollars per Common share):		
As reported	$ 0.27	$(5.86)
Pro forma	0.21	(5.95)

The fair value of stock options used to compute the pro forma net loss and loss per Common share disclosures was calculated as of the grant date, using the Black-Scholes option-pricing model with the following assumptions:

Weighted-average assumptions	January 3, 2004	December 28, 2002
Dividend yield	0.0%	0.0%
Expected volatility	32.9%	32.9%
Risk-free interest rate	3.1%	3.1%
Expected option life in years	3	3

The weighted average fair value of the Company's stock options, calculated using the Black-Scholes option-pricing model, granted during the 53 weeks ended January 3, 2004, was $0.96 (2002 — $2.93) per option.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected price volatility and option life. The expected option life is based on the Predecessor's historical experience as well as the vesting periods and terms of the stock options. The Company uses expected volatility rates, which are based on a combination of the Company's historical volatility rates, plus the historical volatility rates of other companies in the death care industry, trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 8. STOCKHOLDERS' EQUITY (Continued)

Accumulated other comprehensive income

The components of accumulated other comprehensive income are as follows:

	Foreign Currency Translation Adjustment	Unrealized Gain on Investment in Securities	Unrealized Gain on Derivatives	Accumulated Other Comprehensive Income
Balance, December 31, 2001	$ —	$ —	$ —	$ —
Activity in 2002	1,942	15,094	—	17,036
Balance, December 28, 2002	1,942	15,094	—	17,036
Activity in 2003	15,187	(5,432)	689	10,444
Balance, January 3, 2004	$17,129	$ 9,662	$689	$27,480

NOTE 9. LEGAL CONTINGENCIES

The Company is a party to legal proceedings in the ordinary course of its business, but does not expect the outcome of any proceedings, individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Leases

The future annual payments for operating leases with terms greater than one year, primarily for premises, automobiles and office equipment, are as follows:

	End of Fiscal Year			
	Premises	Automobiles	Other	Total
2004	$9,415	$1,824	$405	$11,644
2005	6,231	1,249	255	7,735
2006	3,903	775	75	4,753
2007	2,986	529	26	3,541
2008	2,112	158	6	2,276
Thereafter	8,335	—	—	8,335

In addition to the automobile leases noted in the table above, as at January 3, 2004, the Company leased approximately 1,250 vehicles under a master operating lease agreement, which has a minimum lease term of 12 months. The Company's practice is to continue these leases on a month-to-month basis after the expiry of the minimum lease term. Lease payments for these vehicles are projected to be $8,133,000 in 2004.

Total expense incurred under all operating leases for the 53 weeks ended January 3, 2004, was $22,896,000 (2002 — $23,075,000).

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 10. COMMITMENTS AND CONTINGENCIES (Continued)

Environmental contingencies and liabilities

The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities in the jurisdictions in which the Company operates. On a continuing basis, the Company's business practices are designed to assess and evaluate environmental risk and, when necessary, conduct appropriate corrective measures. Liabilities are recorded when known or considered probable and reasonably estimable.

The Company provides for environmental liabilities using its best estimates. Actual environmental liabilities could differ significantly from these estimates.

NOTE 11. RETIREMENT PLANS

The Company has a 401(K) Retirement Savings Plan for United States employees who may defer between 1% and 75% of their eligible compensation. The Company will match between 50% and 100% of employee contributions to a maximum of either 2% of employees' eligible compensation for certain employees or $2,000 for others. There are no required future contributions under this plan in respect of past service.

The Company has a Registered Retirement Savings Plan for Canadian employees who may contribute either 3% or 5% of their compensation which is matched by an equal contribution to the plan by the Company on behalf of employees. There are no required future contributions under this plan in respect of past service.

The Company's total expense for these retirement plans for the 53 weeks ended January 3, 2004, was approximately $2,650,000 (2002 — $2,686,000).

NOTE 12. INCOME TAXES

The provision or benefit for income taxes included United States federal income taxes, determined on a consolidated return basis, foreign, state and local income taxes.

Income (loss) before income taxes was as follows:

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
United States	$(1,864)	$(226,960)
Foreign	5,578	8,431
	$ 3,714	$(218,529)

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 12. INCOME TAXES (Continued)

Income tax provision (recovery) consisted of the following:

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Current:		
United States	$ (5,575)	$(2,076)
Foreign	444	(1,182)
State and local	775	3,949
	(4,356)	691
Deferred:		
United States	(1,950)	(1,350)
Foreign	—	1
	(1,950)	(1,349)
Total provision	$ (6,306)	$ (658)

The Company made income tax payments of $9,920,000 (2002 — $10,910,000), excluding income tax refunds of $17,029,000 (2002 — $8,251,000), during the 53 weeks ended January 3, 2004.

The difference between the U.S. federal statutory income tax rate and the effective tax rate was as follows:

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
U.S. Federal statutory tax rate	35.0 %	(35.0)%
State and local taxes	20.9	1.8
Non-deductible or non-taxable amounts	14.6	(6.3)
Non-deductible goodwill impairment	—	38.8
Result of favourable outcome of tax audits and other	(225.6)	(2.7)
Change in valuation allowance on deferred tax assets	(14.7)	3.1
Effective income tax rate	(169.8) %	(0.3)%

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 12. INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities are as follows:

	January 3, 2004	December 28, 2002
Deferred tax liabilities		
Receivables	$ 1,502	$ 5,437
Property and equipment	59,390	74,604
Pre-need funeral contracts	259,436	370,741
Pre-need cemetery contracts	62,727	48,897
Insurance invested assets	5,312	8,236
Goodwill	13,368	8,016
Other	2,341	3,433
Total deferred tax liabilities	404,076	519,364
Deferred tax assets		
Cemetery property	69,125	76,529
Accounts payable and accrued liabilities	9,941	11,762
Deferred pre-need funeral contract revenue	270,572	374,368
Deferred pre-need cemetery contract revenue	133,581	142,506
Insurance policy liabilities	13,447	12,055
Covenants not to compete	14,087	13,134
Deferred agency costs	29,552	30,946
Deferred costs related to pre-need funeral contracts	5,498	6,186
Operating and capital loss carryforwards	256,213	206,519
Other	22,234	19,308
Total deferred tax assets before valuation allowance	824,250	893,313
Valuation allowance	(431,466)	(391,045)
Total deferred tax assets after valuation allowance	392,784	502,268
Net deferred tax liabilities	11,292	17,096
Net deferred tax assets of discontinued operations included in assets held for sale	3,439	4,533
Net deferred tax liabilities of continuing operations	$ 14,731	$ 21,629

Although realization of the Company's net deferred tax assets is not assured, management believes that it is more likely than not that reversals of deferred tax liabilities and the expected profitability of the Company's insurance operations over the next 15 years will provide sufficient taxable income to realize the deferred tax assets after consideration of the valuation allowance. It is possible that the estimated valuation allowance could change in the near term due to matters such as the timing and manner of reversals of deferred tax liabilities, sales of operations and future income or loss. If this occurs, any resulting increase in the valuation allowance would generally be treated as an additional income tax expense in the period in which it arises, while any resulting decrease reflecting realization of the benefits of tax assets that had a

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 12. INCOME TAXES (Continued)

corresponding valuation allowance established on the Effective Date would be treated as a reduction of goodwill established on the Effective Date, with any excess over the value assigned to such goodwill recognized as a capital transaction.

As a result of the Company's emergence from bankruptcy, all federal net operating loss carryforwards of the Company generated prior to emergence and during fiscal 2002, have been eliminated. As a result, the Company's net operating loss carryforwards pertaining to federal, state, local, and foreign jurisdictions will expire as follows:

	End of Fiscal Year
2004	$ 7,428
2005	13,027
2006	13,556
2007	11,989
2008	14,074
Thereafter	449,065
	$509,139

The amount of loss carryforwards reflects the Company's best estimate of the effects that the confirmation and implementation of the Plan will have on the reduction and in some cases elimination of certain net operating loss carryforwards for income tax purposes. These amounts are subject to final determination by taxation authorities. Further, the Company expects its ability to utilize certain net operating losses to offset future Company taxable income in any particular year may be limited because distribution of the Company's Common stock to the Company's creditors pursuant to the Plan has resulted in an ownership change as defined in Section 382 of the Internal Revenue Code. The Company believes that uncertainty exists with respect to future realization of the loss carryforwards and a full valuation allowance has been established for the net operating loss carryforwards.

Deferred tax liabilities are not recognized for basis differences related to investments in foreign subsidiaries that are essentially permanent in duration.

Goodwill that is expected to be deductible for tax purposes at January 3, 2004 is $112,177,000 (2002 — $124,854,000).

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 13. CHANGES IN OTHER NON-CASH BALANCES

Supplemental disclosures related to the statement of cash flows consist of the following:

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Decrease (increase) in assets:		
Receivables, net of allowances		
Trade	$ (7,406)	$ 2,408
Other	18,047	4,249
Inventories	1,505	3,955
Prepaid expenses	(2,284)	1,146
Pre-need funeral contracts	(5,872)	18,083
Pre-need cemetery contracts	34,710	2,813
Cemetery property	(3,357)	(8,436)
Other assets	(13,696)	(10,842)
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities	(6,888)	(18,850)
Deferred pre-need funeral contract revenue	10,840	(22,286)
Deferred pre-need cemetery contract revenue	11,226	8,736
Other liabilities	(2,811)	(2,739)
Insurance policy liabilities	2,525	1,043
Other changes in non-cash balances	4,431	11,573
	$ 40,970	$ (9,147)
Supplemental information:		
Interest paid	$ 77,290	$ 74,300
Income taxes paid, net of refunds	(7,109)	2,659
Long-term debt issue costs paid	10,908	295
Bad debt expense	3,661	5,978
Non-cash investing and financing activities:		
Stock issued in connection with Predecessor's key employee retention plan	—	262
Stock issued as compensation in lieu of cash	133	496
Capital leases entered into	160	839

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 14. SUPPLEMENTARY FINANCIAL INFORMATION

A summary of certain balance sheet accounts is as follows:

	January 3, 2004	December 28, 2002
Receivables, net of allowances:		
Customer receivables	$ 64,465	$ 55,403
Allowance for doubtful accounts	(9,849)	(8,895)
Other	3,922	10,269
	$ 58,538	$ 56,777
Cemetery property:		
Developed land and lawn crypts	$ 34,934	$ 36,660
Undeveloped land	31,070	31,536
Mausoleums	51,514	54,540
	$117,518	$122,736
Property and equipment:		
Land	$181,507	$182,035
Buildings and improvements	353,953	338,697
Automobiles	14,129	12,850
Furniture, fixtures and equipment	45,676	36,848
Computer hardware and software	16,677	11,065
Accumulated depreciation and amortization	(55,900)	(26,404)
	$556,042	$555,091
Other assets:		
Intangible assets	$ 10,912	$ 10,310
Notes receivable	2,503	3,767
Other	17,914	11,173
	$ 31,329	$ 25,250
Accounts payable and accrued liabilities:		
Trade payables	$ 22,008	$ 18,185
Interest	15,048	15,521
Accrued liabilities	46,431	51,059
Accrued taxes	46,042	33,767
Reorganization costs	13,132	26,289
Other	11,842	9,903
	$154,503	$154,724

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 14. SUPPLEMENTARY FINANCIAL INFORMATION (Continued)

	January 3, 2004	December 28, 2002
Other liabilities:		
Perpetual care liability	$ 8,208	$ 10,846
Notes payable	9,763	6,921
Other	(2,956)	263
	$ 15,015	$ 18,030
Reorganization costs activity:		
Beginning balance	$ 26,289	$ 57,104
Additions or adjustments	(2,391)	7,594
Payments	(10,766)	(38,409)
Ending balance	$ 13,132	$ 26,289

NOTE 15. GOODWILL

FAS No. 142 requires that goodwill be reviewed for impairment annually, as well as upon the occurrence of certain events that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under FAS No. 142, goodwill impairment is deemed to exist, and must then be further assessed, if a reporting unit's carrying amount exceeds its estimated fair value. The Company's reporting units are funeral, cemetery and insurance, which are consistent with the Company's operating segments. All of the Company's goodwill is recorded in the funeral reporting unit. In accordance with FAS No. 142, the Company undertook its annual goodwill impairment review during the 16 weeks ended October 4, 2003, and, as a result, there was no indication of goodwill impairment as at October 4, 2003, as the estimated fair value of the funeral reporting unit exceeded its carrying amount. A goodwill impairment provision of $228,051,000 for the funeral reporting unit was recorded for the 52 weeks ended December 28, 2002. The fair value of the funeral reporting unit was determined by using a discounted cash flow valuation methodology with a discount rate, comparable with other enterprises in the death care industry, adjusted for risks associated with differences in company size, certain characteristics specific to the Company and cash flow projection risk.

The 2002 funeral reporting unit goodwill impairment provision was primarily the result of a reduction of the projected financial results used in the valuation of the funeral reporting unit compared to those used during the reorganization process and the determination of reorganization value as set forth in the Plan. The financial projections were reduced principally due to actual 2002 operating results. The lower valuation was also affected by the decline in the economy generally, as well as the decline in funeral industry-specific market values.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 15. GOODWILL (Continued)

The changes in the carrying amount of goodwill for the funeral reporting unit are as follows:

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Balance, beginning of year	$320,981	$ 552,038
Adjustments, primarily to fresh start reporting amounts	99	(3,006)
Provision for impairment	—	(228,051)
Balance, end of year	$321,080	$ 320,981

NOTE 16. SEGMENT REPORTING

The Company's reportable segments are comprised of the three businesses it operates, each of which offers different products and services: funeral homes, cemeteries and insurance (see Note 1).

The Company sells primarily to external customers, though any intersegment sales or transfers occur at market price. The Company evaluates performance based on income from operations of the respective businesses.

	Funeral	Cemetery	Insurance	Other	Consolidated
Revenue earned from external sales:					
53 weeks ended January 3, 2004	$ 501,590	$168,228	$ 70,733	$ —	$ 740,551
52 weeks ended December 28, 2002	$ 486,834	$156,515	$ 62,799	$ —	$ 706,148
Earnings (loss) from operations:					
53 weeks ended January 3, 2004	$ 112,723	$ 27,101	$ 1,752	$(56,281)	$ 85,295
52 weeks ended December 28, 2002	$ (116,717)	$ 18,355	$ 609	$(43,188)	$ (140,941)
Depreciation and amortization:					
53 weeks ended January 3, 2004	$ 24,286	$ 13,455	$ 139	$ 2,525	$ 40,405
52 weeks ended December 28, 2002	$ 23,125	$ 12,356	$ 109	$ 1,978	$ 37,568
Total assets:					
January 3, 2004	$1,880,760	$669,005	$481,622	$ 84,050	$3,115,437
December 28, 2002	$1,908,048	$769,664	$442,617	$ 80,437	$3,200,766
Goodwill:					
January 3, 2004	$ 321,080	$ —	$ —	$ —	$ 321,080
December 28, 2002	$ 320,981	$ —	$ —	$ —	$ 320,981
Purchase of property and equipment:					
53 weeks ended January 3, 2004	$ 18,847	$ 2,263	$ 183	$ 4,087	$ 25,380
52 weeks ended December 28, 2002	$ 18,654	$ 580	$ 202	$ 1,936	$ 21,372

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 16. SEGMENT REPORTING (Continued)

The following table reconciles earnings (loss) from operations of reportable segments to total earnings (loss) and identifies the components of "Other" segment earnings from operations:

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Earnings (loss) from operations of funeral, cemetery and insurance segments	$141,576	$ (97,753)
Other expenses of operations:		
General and administrative expenses	(56,281)	(43,188)
Total earnings (loss) from operations	$ 85,295	$(140,941)

The following table reconciles total assets of reportable segments and details the components of "Other" segment assets, which is mainly comprised of corporate assets:

	January 3, 2004	December 28, 2002
Total assets of funeral, cemetery and insurance segments	$3,031,387	$3,120,329
"Other" assets includes:		
Cash	30,911	37,158
Receivables	5,116	8,331
Prepaid expenses	23,736	21,040
Property and equipment	9,186	6,895
Other	15,101	7,013
	$3,115,437	$3,200,766

The Company operates principally in the United States and also has operations in Canada. The Company's United Kingdom operations are classified as discontinued operations and were disposed of on October 20, 2003. The following tables depict the revenue earned and the long-lived assets held in the reportable geographic segments.

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Revenue:		
United States	$684,529	$661,225
Canada	56,022	44,923
	$740,551	$706,148

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 16. SEGMENT REPORTING (Continued)

	January 3, 2004	December 28, 2002
Property and equipment and cemetery property:		
United States	$598,295	$614,570
Canada	75,265	63,257
	$673,560	$677,827

NOTE 17. PROVISION FOR ASSET IMPAIRMENT

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"), the Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of the asset may not be recoverable. FAS No. 144 requires that long-lived assets to be held and used be recorded at the lower of carrying amount or fair value. Long-lived assets to be disposed of are to be recorded at the lower of carrying amount or fair value, less estimated cost to sell.

Previously, the Company designated certain parcels of surplus real estate as held for sale, as they do not meet the Company's future geographic and strategic objectives. During the 53 weeks ended January 3, 2004, the Company determined that the carrying amounts of certain parcels of the surplus real estate now exceeded the fair market value, less estimated cost to sell. Accordingly, the Company has recorded a long-lived asset impairment provision of $4,699,000 for the 53 weeks ended January 3, 2004 (2002 — $367,000).

The fair market value was determined by specific offer or bid, or an estimate based on comparable recent sales transactions. The asset impairment provisions include management estimates. As a result, actual results could differ significantly from these estimates.

NOTE 18. DISCONTINUED OPERATIONS OF ASSETS HELD FOR SALE

Throughout the reorganization process, the Company engaged in a strategic market rationalization assessment to dispose of cemetery and funeral operating locations that did not fit into the Company's market or business strategies, as well as under-performing locations and excess cemetery land. This program continued during the 53 weeks ended January 3, 2004. The Company will on a smaller scale and over time, continue to assess the Company's portfolio of funeral and cemetery locations to ensure they continue to fit in the Company's strategy. Once a property is added to the disposal list, the Company expects to receive a firm purchase commitment within one year.

During the 53 weeks ended January 3, 2004, the Company identified 124 funeral, 45 cemetery and four combination locations for disposal. The funeral locations included all 39 funeral locations in the United Kingdom, as they were not strategic to the Company's long-term objective to focus capital and management resources in North America. The Company also identified for disposal its life insurance operations, which are not strategic to the Company's long-term objectives, and are not in support of the Company's North American pre-need funeral sales efforts.

NOTE 18. DISCONTINUED OPERATIONS OF ASSETS HELD FOR SALE (Continued)

As at January 3, 2004, the Company had 64 funeral, 72 cemetery and four combination locations in North America for disposal. The life insurance operations held for sale also remained for sale. The Company's 39 funeral locations in the United Kingdom were sold on October 20, 2003.

The Company has classified all the locations identified for disposal as assets held for sale in the consolidated balance sheets and recorded any related operating results, long-lived asset impairment provisions, and gains or losses recorded on disposition as income from discontinued operations. The Company has also reclassified the prior fiscal year to reflect any comparative amounts on a similar basis, including locations sold in 2002.

Discontinued operations consists of long-lived asset impairment provisions, gains and losses recorded on disposition, and operating results of the locations. FAS No. 144 requires that long-lived assets to be disposed of are to be recorded at the lower of carrying amount or fair market value, less estimated costs to sell. The fair market value was determined by specific offer or bid, or an estimate based on comparable recent sales transactions. Impairment provisions on assets previously identified as held for sale resulted from changes in previously estimated proceeds, net asset values and closing costs. The long-lived asset impairment provisions are based on management estimates. As a result, actual results could differ significantly from these estimates.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 18. DISCONTINUED OPERATIONS OF ASSETS HELD FOR SALE (Continued)

The carrying amount, the fair market value, less estimated costs to sell, revenues and costs and impairment provisions for the locations identified as held for sale are presented in the following tables.

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Revenue		
Funeral	$ 34,005	$ 43,729
Cemetery	26,310	26,324
Insurance	54,956	57,254
	$115,271	$127,307
Gross margin		
Funeral	$ 1,848	$ (469)
Cemetery	1,946	(4,234)
Insurance	12,207	13,451
	16,001	8,748
Provision for goodwill impairment	—	(14,153)
Long-lived asset impairment on assets identified as held for sale	(20,709)	(2,917)
Income (loss) on disposal of locations identified as held for sale	9,737	(1,932)
Income (loss) from discontinued operations, before tax	5,029	(10,254)
Income tax provision for discontinued operations:		
Current	1,142	2,635
Deferred	3,100	2,984
	4,242	5,619
Income (loss) from discontinued operations	$ 787	$(15,873)
Depreciation and amortization included in gross margin of discontinued operations	$ 3,728	$ 5,951

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 18. DISCONTINUED OPERATIONS OF ASSETS HELD FOR SALE (Continued)

Details of assets held for sale at January 3, 2004, are as follows:

	Funeral	Cemetery	Insurance	Total
Assets held for sale				
Current assets	$ 3,266	$ 2,556	$ 3,033	$ 8,855
Pre-need contracts	41,027	62,476	—	103,503
Cemetery property	—	23,960	—	23,960
Property and equipment	34,002	10,638	957	45,597
Insurance invested assets	—	—	242,917	242,917
Goodwill	5,999	—	—	5,999
Other assets	(9,041)	(14,346)	23,524	137
	$ 75,253	$ 85,284	$270,431	$430,968
Liabilities associated with assets held for sale				
Current liabilities	$ 681	$ 713	$ 2,509	$ 3,903
Deferred pre-need contract revenue	36,947	64,649	—	101,596
Insurance policy liabilities	—	—	203,766	203,766
Other liabilities	738	4,404	—	5,142
	$ 38,366	$ 69,766	$206,275	$314,407

Details of assets held for sale at December 28, 2002, are as follows:

	Funeral	Cemetery	Insurance	Total
Assets held for sale				
Current assets	$ 7,287	$ 2,895	$ 2,845	$ 13,027
Pre-need contracts	52,946	100,021	—	152,967
Cemetery property	—	27,475	—	27,475
Property and equipment	49,145	15,060	920	65,125
Insurance invested assets	—	—	245,327	245,327
Goodwill	14,798	—	—	14,798
Other assets	2,119	(3,558)	24,621	23,182
	$126,295	$141,893	$273,713	$541,901
Liabilities associated with assets held for sale				
Current liabilities	$ 6,944	$ 228	$ 4,473	$ 11,645
Deferred pre-need contract revenue	48,186	88,582	—	136,768
Insurance policy liabilities	—	—	202,614	202,614
Other liabilities	1,281	6,531	—	7,812
	$ 56,411	$ 95,341	$207,087	$358,839

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 19. INCOME (LOSS) PER SHARE

The basic and diluted income (loss) per share computations for net income (loss) were as follows:

	53 Weeks Ended January 3, 2004	52 Weeks Ended December 28, 2002
Income (loss) (numerator):		
Net income (loss) attributable to Common stockholders	$10,807	$(233,744)
Shares (denominator):		
Basic weighted average number of shares of Common stock outstanding (thousands)	39,971	39,916
Effect of stock options assumed exercised	494	—
Diluted weighted average number of shares of Common stock outstanding (thousands)	40,465	39,916

For the 53 weeks ended January 3, 2004, 1,285,000 employee and director stock options were dilutive to earnings and are included in the calculation of diluted income (loss) per share. Employee and director stock options to purchase 2,900,000 shares of Common stock, and shares reserved for issuance pursuant to the 12.25% Convertible subordinated notes, due in 2012, were not included in the computation of diluted loss per share, because they were anti-dilutive.

NOTE 20. DERIVATIVE FINANCIAL INSTRUMENTS

As at January 3, 2004, the fair value of all of the Company's derivatives under the Foreign Currency Hedge Program was an unrealized gain of $737,000 (2002 — $nil), which is included in other current assets in the Company's consolidated balance sheet. The Effective Portion is $689,000 (2002 — $nil) and is included in accumulated other comprehensive income in the Company's consolidated balance sheet. The Ineffective Portion is $48,000 and is included in general and administrative expenses for the 53 weeks ended January 3, 2004 (2002 — $nil). As at January 3, 2004, a portion of the Company's Foreign Currency Expenditure from the period January 4, 2004, to June 2005, was hedged. As at January 3, 2004, the Company estimates that based on current exchange rates and maturity dates of the Company's derivatives, $544,000 would be expected to be reclassified from accumulated other comprehensive income to current earnings and included in general and administrative expenses over the next 12 months.

(Tabular amounts expressed in thousands of dollars except per share amounts)

NOTE 21. QUARTERLY FINANCIAL DATA (UNAUDITED)

Certain of the Company's quarterly financial data in the table below have been restated from the Company's 2003 quarterly reports on Form 10-Q, due to the reclassification of assets held for sale as discontinued operations.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
53 Weeks Ended January 3, 2004:				
Revenue, previously stated	$197,672	$175,107	$ 210,575	n/a
Adjustment to reclass assets held for sale as discontinued operations	(28,243)	(6,456)	(114)	n/a
Revenue, restated	$169,429	$168,651	$ 210,461	$192,010
Gross profit, previously stated	$ 34,511	$ 33,160	$ 34,992	$ n/a
Adjustment to reclass assets held for sale as discontinued operations	(2,232)	238	154	n/a
Gross profit, restated	$ 32,279	$ 33,398	$ 35,146	$ 45,452
Net income (loss)	$ 6,700	$ 6,873	$ (13,185)	$ 10,419
Basic and diluted income (loss) per Common share (in dollars)	$ 0.17	$ 0.17	$ (0.33)	$ 0.26
52 Weeks Ended December 28, 2002:				
Revenue, previously stated	$199,641	$168,690	$ 202,888	$203,694
Adjustment to reclass assets held for sale as discontinued operations	(32,105)	(6,843)	(71)	(29,746)
Revenue, restated	$167,536	$161,847	$ 202,817	$173,948
Gross profit, previously stated	$ 42,563	$ 34,636	$ 25,906	$ 34,993
Adjustment to reclass assets held for sale as discontinued operations	(3,373)	(770)	295	(3,585)
Gross profit, restated	$ 39,190	$ 33,866	$ 26,201	$ 31,408
Net income (loss)	$ 7,111	$ 1,703	$(254,215)	$ 11,657
Basic and diluted income (loss) per Common share (in dollars)	$ 0.18	$ 0.04	$ (6.37)	$ 0.29

NOTE 22. SUBSEQUENT EVENTS

On January 23, 2004, the Company entered into a new subordinated credit facility that was used to fully redeem the $24,679,000 12.25% Convertible subordinated notes, due in 2012, which became fully redeemable on January 2, 2004, at par, plus accrued interest. This new facility, which matures on March 31, 2005, carries an interest rate of, at the Company's option, LIBOR (1.12% for the three-month LIBOR at January 23, 2004), plus 4.50% or base rate (4.00% at January 23, 2004), plus 3.5%.

Also on January 23, 2004, the Company amended its Term Loan B to reduce the applicable interest rate by 0.50% from LIBOR, plus 3.25% to LIBOR, plus 2.75%, or base rate, plus 2.25% to base rate, plus 1.75%, as well as provide the ability, at the Company's discretion, to borrow up to $25,000,000 of additional term loans to redeem a portion of the Company's 12.25% Senior unsecured notes, due in 2009, or provide the ability to repay the new subordinated credit facility described above.

THE LOEWEN GROUP INC.

(Predecessor to Alderwoods Group, Inc.)

The following consolidated financial statements of The Loewen Group Inc. are not comparable with the consolidated financial statements issued by Alderwoods Group, Inc. subsequent to the Plan implementation, due to the significant changes in the financial and legal structure of Alderwoods Group, Inc., the application of fresh start reporting at December 31, 2001, resulting from confirmation and implementation of the Plan, and changes in accounting policies, certain account classifications and fiscal accounting periods adopted by Alderwoods Group, Inc. Accordingly, Alderwoods Group, Inc.'s consolidated financial statements as at and for the 53 weeks ended January 3, 2004, do not include comparable operating and cash flow information for the year ended December 31, 2001. Certain consolidated financial information of The Loewen Group Inc. may be of limited interest to the stockholders of Alderwoods Group, Inc., and has been included for 2001 in this Form 10-K.

Historically, the Predecessor's consolidated financial statements were presented in accordance with Canadian GAAP, and material differences between Canadian GAAP and U.S. GAAP were explained in a note to the Predecessor's consolidated financial statements. In addition, the Predecessor had not previously fully implemented the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as a result of the Predecessor's ongoing reorganization proceedings. The Predecessor's historical financial information and the consolidated financial statements included in this Form 10-K have been restated to the full extent necessary to comply with U.S. GAAP and the implementation of SAB 101, effective January 1, 2000.

REPORT OF INDEPENDENT ACCOUNTANTS

The Loewen Group Inc.

We have audited the consolidated balance sheet of The Loewen Group Inc. as at December 31, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2001. In connection with our audits of the consolidated financial statements, we also have audited the information with respect to the Predecessor in financial statement Schedule II included in Item 15 of the Predecessor's annual report on Form 10-K. These financial statements and financial statement schedule are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Predecessor as at December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001, in accordance with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada

March 15, 2002

THE LOEWEN GROUP INC.
(Predecessor to Alderwoods Group, Inc.)

CONSOLIDATED BALANCE SHEET

Expressed in thousands of dollars

	December 31 2001
ASSETS	
Current assets	
Cash and cash equivalents	$ —
Receivables, net of allowances	—
Inventories	—
Prepaid expenses	—
	—
Pre-need funeral contracts	—
Pre-need cemetery contracts	—
Cemetery property	—
Property and equipment	—
Names and reputations	—
Insurance invested assets	—
Deferred income tax assets	—
Other assets	—
	$ —
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities not subject to compromise	
Current liabilities	
Accounts payable and accrued liabilities	$ —
Current maturities of long-term debt	—
	—
Long-term debt	—
Deferred pre-need funeral contract revenue	—
Deferred pre-need cemetery contract revenue	—
Other liabilities	—
Insurance policy liabilities	—
Liabilities subject to compromise	—
Stockholders' equity	
Common stock	1,302,819
Preferred stock	157,144
Deficit	(1,459,963)
Accumulated other comprehensive loss	—
	—
	$ —

Reorganization proceedings (Note 1)

Commitments and contingencies (Notes 4, 6, 9 and 11)

See accompanying notes to consolidated financial statements

THE LOEWEN GROUP INC.
(Predecessor to Alderwoods Group, Inc.)

CONSOLIDATED STATEMENT OF OPERATIONS

Expressed in thousands of dollars
except per share amounts and number of shares outstanding

	Year Ended December 31, 2001
Revenue	
Funeral	$ 522,089
Cemetery	210,097
Insurance	104,215
	836,401
Costs and expenses	
Funeral	383,647
Cemetery	178,961
Insurance	92,554
	655,162
	181,239
Expenses	
General and administrative	75,716
Depreciation and amortization	57,038
Provision for asset impairment	180,658
	313,412
Loss from operations	(132,173)
Interest on long-term debt	11,013
Reorganization costs	87,172
Loss (gain) on disposal of subsidiaries and other expenses (income)	(171,180)
Loss before income taxes, extraordinary items and cumulative effect of accounting change	(59,178)
Income taxes	
Current	24,018
Deferred	3,964
	27,982
Loss before extraordinary items and cumulative effect of accounting change	(87,160)
Extraordinary gain on debt discharge	958,956
Fresh start valuation adjustments	(228,135)
Net income	$ 643,661
Basic and diluted earnings (loss) per Common share:	
Loss before extraordinary items and cumulative effect of accounting change	$ (1.29)
Extraordinary gain on debt discharge	12.93
Fresh start valuation adjustments	(3.07)
Net income	$ 8.57
Basic and diluted weighted average number of shares outstanding (thousands)	74,145

See accompanying notes to consolidated financial statements

THE LOEWEN GROUP INC.
(Predecessor to Alderwoods Group, Inc.)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Expressed in thousands of dollars

	Common stock	Preferred stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2000	1,302,819	157,144	(2,103,624)	(19,107)	(662,768)
Comprehensive income					
Net income			643,661		643,661
Other comprehensive loss					
Foreign exchange adjustment				(1,907)	(1,907)
Unrealized holding gains on securities, net				253	253
Less: reclassification adjustments for gains on securities included in net income				1,841	1,841
Reclassification adjustments for foreign exchange losses realized on the Effective Date				18,920	18,920
Total other comprehensive loss					19,107
Comprehensive income					662,768
Balance at December 31, 2001	$1,302,819	$157,144	$(1,459,963)	$ —	$ —

See accompanying notes to consolidated financial statements

THE LOEWEN GROUP INC.
(Predecessor to Alderwoods Group, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS

Expressed in thousands of dollars

	Year Ended December 31, 2001
CASH PROVIDED BY (APPLIED TO)	
Operations	
Net income	$ 643,661
Items not affecting cash	
Extraordinary gain on debt discharge	(958,956)
Fresh start valuation adjustments	228,135
Cumulative effect of accounting change	—
Depreciation and amortization	72,194
Amortization of debt issue costs	619
Provision for asset impairment	180,658
Loss (gain) on disposition of assets and investments	(171,177)
Deferred income taxes	3,964
Non-cash reorganization costs	—
Other, including net changes in other non-cash balances	69,650
	68,748
Investing	
Proceeds on disposition of assets and investments	105,777
Purchase of property and equipment	(18,712)
Construction of new facilities	(2,300)
Purchase of insurance invested assets	(236,590)
Proceeds on disposition and maturities of insurance invested assets	197,145
	45,320
Financing	
Repayment of long-term debt	(15,666)
Debt issue costs	—
Distribution of cash to disbursement agent for settlement of liabilities subject to compromise	(163,570)
Distribution of cash to Alderwoods Group, Inc.	(93,922)
	(273,158)
Decrease in cash and cash equivalents	(159,090)
Cash and cash equivalents, beginning of year	159,090
Cash and cash equivalents, end of year	$ —

See accompanying notes to consolidated financial statements

(Tabular amounts expressed in thousands of dollars

NOTE 1. REORGANIZATION PROCEEDINGS

On June 1, 1999 (the "Petition Date"), The Loewen Group Inc., a British Columbia corporation (collectively together with its subsidiaries, the "Predecessor"), and each of approximately 850 United States subsidiaries and one foreign subsidiary voluntarily filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11") in the U.S. Bankruptcy Court for the District of Delaware (the "U.S. Bankruptcy Court"). Concurrent with the Chapter 11 filing, the Predecessor and 117 Canadian subsidiaries voluntarily filed an application for creditor protection under the Companies' Creditors Arrangement Act ("Creditors Arrangement Act") with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Canadian Court" and, together with the U.S. Bankruptcy Court, the "Bankruptcy Courts"). Subsequent to the Petition Date, three additional subsidiaries of the Predecessor voluntarily filed petitions for creditor protection and 41 subsidiaries were voluntarily deleted.

The Predecessor and its subsidiaries under creditor protection (the "Debtors") operated their businesses as debtors-in-possession. The United States trustee for the District of Delaware appointed a statutory committee of unsecured creditors (the "Official Unsecured Creditors' Committee"). The proceedings of the Debtors were jointly administered for procedural purposes only. The Predecessor's United Kingdom, insurance and certain funeral and cemetery subsidiaries were excluded from the filings.

The Predecessor filed a Fourth Amended Joint Plan of Reorganization, as modified (the "Plan"), and related Disclosure Statement for itself and other filing subsidiaries with the U.S. Bankruptcy Court on September 10, 2001. The Plan was confirmed by the U.S. Bankruptcy Court on December 5, 2001, and was recognized by the Canadian Court on December 7, 2001. The Plan became effective on January 2, 2002 (the "Effective Date") and, for accounting and reporting purposes, is reflected as of December 31, 2001.

Pursuant to the Plan, the following actions were effected on the Effective Date:

- The Predecessor, through a series of transactions, transferred to its subsidiary, Loewen Group International, Inc. ("Loewen International"), or Loewen International subsidiaries, all of its assets, excluding only bare legal title to its claims against the United States in the pending arbitration matter ICSID Case No. ARB (AF)/98/3 under the North American Free Trade Agreement (the "NAFTA Claims"), and transferred to a subsidiary of Loewen International the right to any and all proceeds from the NAFTA Claims; these transactions were structured in light of the jurisdictional and substantive requirements for the maintenance of, and were intended to preserve, the NAFTA Claims; and, as a result of these transactions, the Predecessor no longer holds any meaningful assets;

- The Predecessor's ownership of Loewen International was cancelled, whereupon Loewen International ceased to be affiliated with the Predecessor. As a result of these actions, Loewen International, which was reorganized and renamed Alderwoods Group, Inc. ("Alderwoods Group"), succeeded to the business previously conducted by the Predecessor. All of the officers and directors of the Predecessor resigned on January 2, 2002;

- The 9.45% Cumulative Monthly Income Preferred Securities, Series A issued by Loewen Group Capital, L.P. ("Monthly Income Preferred Securities") and the related obligations were cancelled in exchange for warrants ("Warrants") to purchase 496,800 shares of common stock, par value $0.01

(Tabular amounts expressed in thousands of dollars

NOTE 1. REORGANIZATION PROCEEDINGS (Continued)

per share, of Alderwoods Group ("Common Stock") at an initial price of $25.76, which Warrants will expire on January 2, 2007;

- The debt claiming the benefit of the collateral trust agreement dated as of May 15, 1996, among Bankers Trust Company, as trustee, the Predecessor and certain pledgors (the "Collateral Trust Agreement") was cancelled in exchange for a combination of the Predecessor's aggregate cash payment of $131,500,000, 36,728,503 shares of Common Stock and Alderwoods Group's 12¼% Senior Notes Due 2009 in the aggregate principal amount of $330,000,000, Alderwoods Group's 12¼% Senior Notes Due 2004 in the aggregate principal amount of $49,599,000 and Alderwoods Group's 11% Senior Secured Notes Due 2007 in the aggregate principal amount of $250,000,000;
- Certain claims were settled in exchange for the Predecessor's aggregate cash payment of $2,000,000 and 11,648 shares of Common Stock;
- Certain unsecured obligations were cancelled in exchange for an aggregate of 2,759,270 shares of Common Stock, Warrants to purchase 2,495,200 shares of Common Stock and all of the interests in a liquidating trust that holds (a) five-year warrants of reorganized Prime Successions Holdings, Inc. ("Prime") issued to the Predecessor in Prime's recent reorganization proceeding and (b) an undivided 25% interest in the net proceeds, if any, of the NAFTA Claims (the "Liquidating Trust");
- Certain administrative claims were satisfied through the issuance of Alderwoods Group's 12¼% Convertible Subordinated Notes Due 2012 in the aggregate principal amount of $24,647,000, which are convertible into Common Stock at an initial conversion rate of $17.17 per share and 379,449 shares of Common Stock, which resulted in Alderwoods Group becoming the owner of all of the outstanding common stock of Rose Hills Holdings Corp. ("Rose Hills");
- Certain executory contracts and unexpired leases of the Debtor subsidiaries were reinstated and, such indebtedness, together with long-term indebtedness of subsidiaries of the Predecessor that were not Debtors, totaled $44,765,000; and
- Cash payments in the aggregate amount of $31,600,000 were made in respect of certain convenience, priority and other claims.

Under the Plan, holders of interests in the Predecessor received no distributions in respect of such interests.

As a result of the foregoing, following the Effective Date, although the Predecessor had outstanding the same equity securities as were outstanding immediately prior to the Effective Date, the Predecessor had (i) no assets, other than bare legal title to the NAFTA Claims, (ii) no right to receive any proceeds of the NAFTA Claims, (iii) no officers, directors or employees, and (iv) no affiliation with Alderwoods Group.

(Tabular amounts expressed in thousands of dollars

NOTE 1. REORGANIZATION PROCEEDINGS (Continued)

The following schedule illustrates Alderwoods Group's assumption of the Predecessor's business, after the effects of debt discharge, the effects of fresh start reporting and other adjustments, and the acquisition of Rose Hills.

	December 31, 2001 Adjustments to Record Confirmation of the Plan				
	Predecessor	Debt discharge (b)	Fresh start and other adjustments (c)	Acquisition of Rose Hills (d)	Alderwoods Group, Inc.
ASSETS					
Current assets					
Cash and cash equivalents	$ 257,492	$ (163,570)(a)	$	$ 7,639	$ 101,561
Receivables, net of allowances	62,613		(1,471)	12,810	73,952
Inventories	30,300		(4,004)	939	27,235
Other	22,607			738	23,345
	373,012	(163,570)	(5,475)	22,126	226,093
Pre-need funeral contracts (f)	361,004		476,306	173,336	1,010,646
Pre-need cemetery contracts	466,102		(2,208)	17,078	480,972
Cemetery property (f)	704,077		(588,388)	36,078	151,767
Property and equipment	624,321		(70,860)	83,774	637,235
Insurance invested assets	338,762		1,035		339,797
Deferred tax assets	478		7,640	8,132	16,250
Names and reputations	559,299		(559,299)		—
Goodwill (e)	—		498,453	67,385	565,838
Other assets	52,249		19,721	2,535	74,505
	$ 3,479,304	$ (163,570)	$ (223,075)	$410,444	$3,503,103
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ 173,348	$ (827)	$ (125)	$ 13,030	$ 185,426
Current maturities of long-term debt	13,125	(688)	(4,739)	9,698	17,396
	186,473	(1,515)	(4,864)	22,728	202,822
Long-term debt	35,193	663,278	(10,640)	130,421	818,252
Deferred pre-need funeral contract revenue (f)	432,106		414,075	172,055	1,018,236
Deferred pre-need cemetery contract revenue (f)	782,317		(440,299)	8,866	350,884
Insurance policy liabilities	270,409		34,416		304,825
Deferred tax liabilities	1,845		18,528	4,627	25,000
Other liabilities	231,500	(234,439)	(25,076)	71,747	43,732
	1,939,843	427,324	(13,860)	410,444	2,763,751
Liabilities subject to compromise	2,289,202	(2,289,202)			—
	4,229,045	(1,861,878)	(13,860)	410,444	2,763,751
Stockholders' equity					
Preferred stock (g)	157,144		(157,144)		—
Common stock (g)	1,302,819	399	(1,302,819)		399
Capital in excess of par value	—	738,953			738,953
Deficit (g)	(2,190,784)	958,956	1,231,828		—
Accumulated other comprehensive loss	(18,920)		18,920		—
	(749,741)	1,698,308	(209,215)	—	739,352
	$ 3,479,304	$ (163,570)	$ (223,075)	$410,444	$3,503,103

(a) Reflects the payment at emergence of (i) payments pursuant to the Plan, and (ii) payments of administrative and convenience claims. Such amounts include amounts placed on deposit with a disbursement agent for distribution to creditors.

(Tabular amounts expressed in thousands of dollars

NOTE 1. REORGANIZATION PROCEEDINGS (Continued)

(b) Reflects the distribution of a combination of cash, new debt, Warrants and Common Stock pursuant to the Plan in respect of certain claims.

(c) Reflects the write off of the excess of cost over the net assets acquired in previous acquisitions and adjustments of the Predecessor's identifiable assets to fair value in accordance with fresh start reporting.

(d) Reflects the consolidation of Rose Hills as a result of its acquisition by the Company in satisfaction of certain administrative claims pursuant to the Plan.

(e) Reflects the reorganization value in excess of amounts allocable to identifiable assets in accordance with fresh start reporting.

(f) Reflects in the fresh start and other adjustments the adoption of accounting policies and presentation adopted by the Company, which affected certain assets and liabilities approximately as follows: pre-need funeral contracts $490 million and deferred pre-need funeral contract revenue $500 million; cemetery property $23 million and deferred pre-need cemetery contract revenue $108 million.

(g) Reflects the establishment of Alderwoods Group's stockholders' equity based on the value of Common Stock and Warrants issued pursuant to the Plan.

NOTE 2. NATURE OF OPERATIONS

The Predecessor was the second-largest operator of funeral homes and cemeteries in North America. Prior to the Predecessor's reorganization (see Note 1), effective December 31, 2001, the Predecessor operated 825 funeral homes and 217 cemeteries throughout North America and 65 combination funeral homes and cemeteries throughout North America and 32 funeral homes in the United Kingdom.

The Predecessor made funeral and cremation arrangements on an at-need or pre-need basis. The Predecessor's funeral operations offered a full range of funeral services, including the collection of remains, registration of death, professional embalming, use of funeral home facilities, sale of caskets and other merchandise and transportation to a place of worship, funeral chapel, cemetery or crematorium.

The Predecessor's cemetery operations assisted families in making burial arrangements and offered a complete line of cemetery products (including a selection of burial spaces, burial vaults, lawn crypts, caskets, memorials, niches, mausoleum crypts and other merchandise), the opening and closing of graves and cremation services.

The Predecessor's insurance companies sold a variety of life insurance products, primarily to fund pre-need funeral services.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the Predecessor and its subsidiaries. The consolidated financial statements have been prepared using the U.S. dollar as the functional currency and are presented in accordance with accounting principles generally accepted in the United States.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation

The accounts of all subsidiary companies have been included in the consolidated financial statements from their respective dates of acquisition of control or formation. All subsidiaries were wholly owned, except for a few companies with small minority interests. The Predecessor's operating subsidiaries in the United States were held through Loewen International.

The Predecessor accounts for its investment in companies in which it has significant influence by the equity method. The Predecessor's proportionate share of income (loss) as reported, net of amortization of excess purchase price over net assets acquired, is included in income and added to (deducted from) the cost of the investment. The equity method carrying value of the investment is also reduced by any provision for asset impairment and common stock dividends received.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could significantly differ from those estimates.

Funeral operations

Sales of at-need funeral services, including related merchandise, are recorded as revenue when the service is performed.

Pre-need funeral services provide for future funeral services, generally determined by prices prevailing at the time the contract is signed. The payments made under the contract, in part, are either placed in trust or are used to pay the premiums of life insurance policies under which the Predecessor is designated as beneficiary. Pre-need funeral services contract amounts, together with related trust fund investment earnings and annual insurance benefits, are deferred until the service is performed. The Predecessor estimates that trust fund investment earnings and annual insurance benefits exceed the increase in cost over time of providing the related services.

Selling costs related to the sale of pre-need funeral services are expensed in the period incurred.

Cemetery operations

Sales of at-need interment rights, cemetery merchandise and services are recorded as revenue when the merchandise is delivered or service is performed. Sales of pre-need cemetery interment rights are recorded as revenue at the time of transfer of interment right title, typically when the contract is paid in full, providing the burial space is available for burial. A portion of the proceeds from cemetery sales for interment rights is generally required by law to be paid into perpetual or endowment care trusts. Earnings

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of perpetual or endowment care trusts are recognized in current cemetery revenue and are used to defray the maintenance costs of cemeteries, which are expensed as incurred. The principal of these perpetual or endowment care trusts generally cannot be withdrawn by the Predecessor, and therefore is not included in the Predecessor's consolidated balance sheet.

Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre-need merchandise and services may also be required to be paid into trusts, which are included in pre-need cemetery contracts in the Predecessor's consolidated balance sheet. Earnings on merchandise and services trust funds are recognized when the revenue of the associated merchandise or service is recognized.

Selling costs related to the sale of pre-need cemetery contract revenues are expensed in the period incurred.

Interest is imputed at a market rate for pre-need cemetery sales contracts that do not bear a market rate of interest.

Insurance operations

The Predecessor accounts for its life insurance operations under United States generally accepted accounting principles for life insurance companies.

For traditional life and participating life products, premiums are recognized as revenue when due from policyholders. Benefits and expenses are associated with earned premiums to result in recognition of profits over the life of the policy contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

Revenues from annuity contracts represent amounts assessed against contract holders. Such assessments are principally surrender charges. Policy account balances for annuities represent the deposits received plus accumulated interest less applicable accumulated administrative fees.

Investment income, net of investment expenses, and realized gains and losses related to insurance invested assets are included within revenues.

To the extent recoverable, certain costs of acquiring new insurance business have been deferred. Such costs consist of first-year commissions in excess of renewal rates, related fringe benefit costs, and direct underwriting and issuance costs.

The deferred policy acquisition costs on traditional life products are amortized with interest over the anticipated premium-paying period of the related policies, in proportion to the ratio of annual premium revenue to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality and withdrawal assumptions used in computing liabilities for future policy benefits. The amount of deferred policy acquisition costs is reduced by a provision for possible inflation on maintenance and settlement expenses.

Also, the present value of future profits of acquired insurance business in force is amortized over the expected premium-paying period of the policies acquired.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents include cash, restricted cash and term deposits with an initial maturity less than or equal to 90 days.

Inventories

Inventories are carried at the lower of cost, determined primarily on a specific identification basis or a first in first out basis, and net realizable value.

Cemetery property

Cemetery property, including capitalized interest, consists of developed and undeveloped cemetery property and mausoleums, and is valued at average cost. Amounts are expensed when revenue from sales of cemetery plots and mausoleums are recognized.

Property and equipment

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	10 to 40 years
Automobiles	2 to 6 years
Furniture, fixtures and equipment	6 to 10 years
Computer hardware and software	6 years
Leasehold improvements	Over the term of the lease plus one renewal

Names and reputations

The amount paid for the names and reputations of operations acquired is equivalent to the excess of the purchase price over the fair value of identifiable net assets acquired, as determined by management. Amortization is provided on a straight-line basis over 40 years.

Covenants not to compete included with names and reputations on the consolidated balance sheet represent amounts capitalized for non-competition agreements with certain key management personnel of acquired operations. Amortization of such prepaid covenants not to compete is provided on a straight-line basis over the terms of the relevant agreements, typically ten years.

Impairment of long-lived assets

The Predecessor followed the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121").

FAS 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used or to be disposed of. FAS 121 required

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review for recoverability (for assets to be held and used) included an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the estimated expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment provision should be recognized. If an impairment charge is indicated, long-lived assets to be held and used are written down to the fair value of the asset.

Debt issue costs

Debt issue costs included in other assets on the consolidated balance sheet represent the costs of negotiating and securing the Predecessor's long-term debt and are included in interest expense on a straight-line basis over the respective term of the related instrument. These costs include legal fees, accounting fees, underwriting and agency fees and other related costs.

Financial instruments

Financial instruments that potentially subject the Predecessor to concentrations of credit or collection risk principally consist of cash and cash equivalents, trade accounts receivable and installment contracts receivable.

The Predecessor maintains its cash and cash equivalents with various high quality and reputable financial institutions. The Predecessor's policies with respect to cash and cash equivalents are specifically designed to minimize concentrations of credit risk.

Concentrations of credit risk with respect to both trade accounts receivable and installment contracts receivable are minimal, due to the low dollar amount of each receivable, the large number of customers and the large dispersion of the receivables across many geographic areas.

Derivative instruments

Prior to the Chapter 11 and the Creditors Arrangement Act filings, the Predecessor used derivative transactions with financial institutions primarily as hedges of other financial transactions. The Predecessor's policies did not allow leveraged transactions and were designed to minimize credit and concentration risk with counterparties.

The Predecessor typically used interest rate swap agreements to manage interest rate exposure on its long-term debt. Differences between the amounts paid and received would be accrued and accounted for as an adjustment to interest expense over the life of the swap agreement.

The Predecessor used basic swap and option products to manage its exposure to interest rate movements when anticipated financing transactions were probable and the significant characteristics and expected terms were identified. Any gain or loss as a result of the hedging would be deferred and amortized as an adjustment to interest expense over the life of the financing instrument hedged. If at any

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

point in time a hedging transaction no longer met the criteria of a hedge, any gain or loss would be recognized in current earnings.

The Predecessor also used foreign exchange forward contracts, cross currency swaps, options and futures to hedge the Predecessor's exposure to fluctuations in foreign exchange rates. Gains or losses as a result of the hedge transaction would be accounted for as an adjustment to the related transaction.

Stock issue expenses

The costs of issuing stock, net of income tax recoveries thereon, are applied to reduce the stated value of such stock.

Stock option plan

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123"), established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. However, as allowed by FAS No. 123, the Predecessor has elected to continue to apply the intrinsic value-based method of accounting described below, and has adopted the disclosure requirements of FAS No. 123.

The Predecessor applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided against deferred tax assets to the extent recoverability of the asset cannot be considered more likely than not.

Earnings per share

Earnings per share is calculated based on earnings attributable to Common stockholders using the weighted average number of shares of Common stock outstanding during the respective periods. Fully diluted earnings per share is not materially different from earnings per share.

(Tabular amounts expressed in thousands of dollars

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

The assets and liabilities of the Predecessor's foreign subsidiaries, which have a functional currency other than the U.S. dollar, are translated into U. S. dollars at the rates of exchange as at the balance sheet date, and revenue and expenses are translated at the average rates of exchange for the periods of operation. The net gains or losses arising from the translations are included in stockholders' equity as a component of accumulated other comprehensive income in the consolidated statement of stockholders' equity.

Accounting change in 2001

The Predecessor implemented the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") effective January 1, 2000, which resulted in a change in revenue recognition for pre-need funeral contracts and pre-need cemetery contracts. The Predecessor's previously published financial information for the interim periods during the year ended December 31, 2001, were prepared on a basis that did not fully reflect the adoption of SAB 101. The financial statements for 2001, presented herein, were restated in 2001 to give effect to SAB 101. Due to the Company's volume of historical pre-need funeral and cemetery contracts involved in the restatement and the lack of certain transactional information related to such contracts, certain estimation methods were utilized by the Company to restate revenue, as a result of the implementation of SAB 101.

Payments received for pre-need funeral contracts that are not required to be trusted are deferred and recognized as revenue at the time the funeral is performed. Previously, revenue was partially recognized when payments were received. Direct selling expenses relating to the sale of pre-need funeral contracts are expensed in the period incurred. Previously, direct selling expenses were included in other assets and amortized over ten years.

The Predecessor recognizes revenue and related costs for pre-need sales of interment rights and related merchandise and services at the time the interment right title is transferred, merchandise is delivered or service is performed. Previously, revenue and related costs, net of amounts required to be paid into perpetual care trusts, were recognized at the time the pre-need contract was signed. Earnings on merchandise and services trust funds are recognized when the revenue of the associated merchandise or service is recognized. Previously, earnings on merchandise and services trust funds were recognized in the period realized.

The cumulative effect of the implementation of SAB 101 through December 31, 1999, resulted in a charge to income of $986,750,000 (net of income taxes of $108,719,000), or $13.31 per basic and diluted share recorded on January 1, 2000.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation adopted in 2001.

(Tabular amounts expressed in thousands of dollars

NOTE 4. LIABILITIES SUBJECT TO COMPROMISE AND DEBT

Pursuant to the Plan, substantially all liabilities subject to compromise were settled.

In the Chapter 11 and the Creditors Arrangement Act proceedings, substantially all unsecured and under-secured liabilities of the Debtors as of the Petition Date were subject to compromise or other treatment under the Plan. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction were dependent on the outcome of the Chapter 11 and the Creditors Arrangement Act proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements. Generally, all actions to enforce or otherwise effect repayment of pre-Petition Date liabilities, as well as all pending litigation against the Debtors arising from pre-Petition Date events, were stayed while the Debtors continued their business operations as debtors-in-possession, except in instances where the stay had been lifted by the applicable Bankruptcy Court. The general claims bar date, which was the last date by which most types of claims against the Predecessor had to be filed in the U.S. Bankruptcy Court if the claimants wished to receive any distribution in the Chapter 11 proceedings, was December 15, 1999. In June 2000 and July 2001, the Predecessor filed amended schedules identifying additional potential creditors, for which the bar dates were set at July 14, 2000 and August 27, 2001, respectively. The bar date for claims against operating entities applicable to the Creditors Arrangement Act proceedings was extended to and expired on March 17, 2000. Pursuant to the Plan, substantially all liabilities subject to compromise were settled.

As a result of the reorganization proceedings, proofs of claim were filed against the Debtors in the Bankruptcy Courts. The Debtors resolved proofs of claim that differed in nature, classification or amount from the Debtors' records through several means, including negotiations with the affected claimants, the filing and prosecution of objections and, where appropriate, the referral of the claims to the alternative dispute resolution procedures (the "ADR Procedures") approved by the U.S. Bankruptcy Court on February 23, 2000. The ADR Procedures provided for settlement offer exchange procedures to facilitate the parties' resolution of the claim on a consensual basis. If the claim remained unresolved following the settlement offer exchange procedures, the claim was submitted to binding or nonbinding arbitration (depending on the election of the claimant).

Under the U.S. Bankruptcy Code, the Debtors could elect to assume or reject leases, employment contracts, service contracts and other pre-Petition Date executory contracts, subject to U.S. Bankruptcy Court approval. Liabilities related to executory contracts were recorded as liabilities not subject to compromise, unless the Predecessor decided to reject the contract. Claims for damages resulting from the rejection, after December 15, 1999, of executory contracts were subject to separate bar dates.

The principal categories of obligations classified as liabilities subject to compromise under the reorganization proceedings are identified below. The amounts in total could vary significantly from the stated amount of proofs of claim that were filed with the Bankruptcy Courts, and could be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential disputed claims, and determination as to the value of any collateral securing claims or other events. Additional claims could also arise from the rejection of executory contracts by the Debtors.

Under the Plan, liabilities subject to compromise were categorized into a class of allowed claims and further categorized into divisions. Certain of these allowed claims would receive a pro rata share of

NOTE 4. LIABILITIES SUBJECT TO COMPROMISE AND DEBT (Continued)

Alderwoods Group Common Stock, Warrants and interests in the Liquidating Trust. The amount of any claim that ultimately was allowed by the U.S. Bankruptcy Court could be significantly more or less than the estimated amount of such claim. As a consequence, the actual ultimate aggregate amount of allowed unsecured claims could differ significantly from the amounts recorded in the Predecessor's consolidated financial statements. Accordingly, the amount of the pro rata distributions of Alderwoods Group's Common Stock, Warrants and interests in the Liquidating Trust that ultimately were received by a holder of an allowed unsecured claim could be adversely or favorably affected by the aggregate amount of claims ultimately allowed. Distributions of Alderwoods Group's Common Stock, Warrants and interests in the Liquidating Trust to holders of allowed unsecured claims will be made on an incremental basis until all claims are resolved.

Litigation against the Predecessor and its filing subsidiaries arising from events occurring prior to June 1, 1999 and any additional liabilities related thereto were subject to compromise.

As a result of the Chapter 11 and the Creditors Arrangement Act filings, no principal or interest payments were made on most pre-Petition Date debt obligations without Bankruptcy Court approval or until the Plan became effective.

Pursuant to U.S. bankruptcy law, interest on unsecured and under-secured pre-Petition Date debt obligations subject to compromise had not been accrued after the Petition Date. Interest expense and principal payments were recorded on most secured vendor financing, including capital lease obligations. Contractual interest expense not recorded on liabilities subject to compromise totaled $132,481,000 for the year ended December 31, 2001.

Net cash proceeds, after payment of certain direct selling costs, generated from the Predecessor's asset disposition program approved by the U.S. Bankruptcy Court were subject to restrictions on use. Certain cash proceeds were required to be placed in a segregated deposit account, pending a U.S. Bankruptcy Court order determining how such cash proceeds should be distributed.

In 1996, the Predecessor, Loewen International and a trustee entered into the Collateral Trust Agreement pursuant to which the senior lenders shared certain collateral and guarantees on a pari passu basis. The security for lenders under the Collateral Trust Agreement consisted of (i) all of Loewen International's right, title and interest in and to all rights to receive payment under or in respect of accounts, contracts, contractual rights, chattel paper, documents, instruments and general intangibles, (ii) a pledge of the common shares of substantially all of the subsidiaries in which the Predecessor directly or indirectly held more than a 50% voting or economic interest, and (iii) a guarantee by each subsidiary that pledged shares. The security was held by the trustee for the equal and ratable benefit of the senior lending group. The senior lending group consisted principally of the lenders under the senior amortizing notes, senior notes and bank credit agreements as well as the holders of certain letters of credit.

Subsequent to the execution of the Collateral Trust Agreement, among other financings, the Predecessor issued the Series 3 and 4 Senior Notes, the Series 6 and 7 Senior Notes and the PATS (collectively, the "Subject Debt"). The aggregate principal amount outstanding of the Subject Debt was $1,100,000,000. In April 2000, the Predecessor announced that there was uncertainty as to the secured status under the Collateral Trust Agreement with respect to the Subject Debt. In accordance with the

(Tabular amounts expressed in thousands of dollars

NOTE 4. LIABILITIES SUBJECT TO COMPROMISE AND DEBT (Continued)

terms of the Collateral Trust Agreement, holders of future indebtedness or their representatives were to effect registration by delivering to the collateral trustee Additional Secured Indebtedness Registration Statements in a form set forth in the Collateral Trust Agreement. However, Additional Secured Indebtedness Registration Statements relating to the Subject Debt were either not delivered to the collateral trustee or were delivered indicating an incorrect outstanding amount. The Predecessor confirmed that it satisfied its obligations under the financing agreements to adopt appropriate corporate resolutions and to deliver to lender representatives, in connection with closing, Additional Secured Indebtedness Registration Statements relating to the Subject Debt. Pursuant to the agreements with lender representatives in connection with those financings, the Predecessor and Loewen International treated the Subject Debt as secured under the Collateral Trust Agreement. On this basis, the total indebtedness owed to the senior lending group subject to the Collateral Trust Agreement, including holders of certain letters of credit, at the Petition Date aggregated $2,016,000,000.

The Plan provides for the cancellation of the debt claiming the benefit of the Collateral Trust Agreement in exchange for a combination of cash, Alderwoods Group Common Stock and seven-year unsecured notes. Under specified circumstances, Alderwoods Group could also issue two-year unsecured notes or five-year secured notes, or both in exchange for cancellation of such debt.

It was not known when the uncertainty would be resolved. Accordingly, the effects of this contingency, if any, were not reflected in the Predecessor's consolidated financial statements.

On September 29, 2000, Bankers Trust Company, the trustee under the Collateral Trust Agreement, filed an adversary proceeding in the U.S. Bankruptcy Court seeking a declaratory judgment that the Subject Debt was secured debt and entitled to the benefits of the Collateral Trust Agreement. The Predecessor was named as a defendant in that proceeding.

Interest expense for the year ended December 31, 2001, included $619,000 of debt issue cost amortization and write-offs.

In 1994, Loewen Group Capital L.P. ("LGC") issued 3,000,000 Monthly Income Preferred Securities for an aggregate amount of $75,000,000. LGC is a limited partnership, and Loewen International as its general partner managed its business and affairs. The Monthly Income Preferred Securities were due August 31, 2024 and were subject to redemption at par at the option of LGC, in whole or in part, from time to time on or after August 31, 2004. As a result of the Chapter 11 filing, the Monthly Income Preferred Securities became redeemable. The Monthly Income Preferred Securities were subject to an unsecured guarantee by the Predecessor and Loewen International. Accordingly, the Monthly Income Preferred Securities have been designated as liabilities subject to compromise.

NOTE 5. IMPAIRMENT OF ASSETS AND DISPOSITIONS

During 1999, as a result of the Predecessor's reorganization proceedings and operating performance decline, the Predecessor conducted extensive reviews of each of its operating locations. The review resulted in the identification of 201 funeral homes and 170 cemeteries as probable for sale and the development of a program for disposition of these locations, which was approved by the U.S. Bankruptcy

(Tabular amounts expressed in thousands of dollars

NOTE 5. IMPAIRMENT OF ASSETS AND DISPOSITIONS (Continued)

Court in January 2000. As a result, a pre-tax asset impairment provision for long-lived assets of $428,194,000 was recorded in 1999.

During the first two months of 2001, the Predecessor completed the sale of 49 funeral homes and 43 cemeteries for gross proceeds of $25,267,000. As a result, and together with the Predecessor's revision on June 30, 2000, of its estimates of expected proceeds of the locations held for disposal, an additional pre-tax asset impairment provision of $116,937,000 was provided for in 2000.

During 2001, the Company further revised its estimates of expected proceeds of the locations held for disposal and identified other locations, which were not part of the previously-announced disposition properties, as probable for sale. Consequently, an additional pre-tax asset impairment provision of $180,658,000 was recorded.

The asset impairment provisions were based on management estimates.

During 2001, the Predecessor sold 124 funeral homes and 119 cemeteries for gross proceeds of $106,378,000, before closing and other settlement costs of $601,000, resulting in a pre-tax gain of $173,308,000.

During 2000, the Predecessor sold 101 funeral homes and 33 cemeteries for gross proceeds of $38,226,000, before closing and other settlement costs of $2,107,000, resulting in a pre-tax gain of $5,591,000.

NOTE 6. INVESTMENTS

Under a Put/Call Agreement entered into with Blackstone Capital Partners II Merchant Banking Fund L.P. and certain affiliates (together, "Blackstone"), the majority investor in Prime, in August 1996 (the "Prime Put/Call Agreement"), the Predecessor had the option to acquire (the "Prime Call") Blackstone's Prime common stock and Blackstone had the option to sell (the "Prime Put") its Prime common stock to the Predecessor. Under a Put/Call Agreement entered into with Blackstone and RHI Management Direct L.P. ("RHI") in November 1996 (the "Rose Hills Put/Call Agreement"), the Predecessor had the option to acquire the Rose Hills common stock owned by Blackstone and RHI and Blackstone and RHI had the option to sell (the "Rose Hills Put") their Rose Hills common stock to the Predecessor.

During 2000, Prime was reorganized under Chapter 11 in the U.S. Bankruptcy Court. Prime's common stock was cancelled and the Predecessor received five-year warrants to purchase 500,000 new common stock of reorganized Prime at an exercise price of $16.76 per common share. The Prime plan of reorganization also provided that 5,000,000 shares of new common stock would be issued to certain creditors of Prime. Pursuant to the Plan, all of the Prime warrants were irrevocably transferred to a liquidating trust for the benefit of holders of certain of the Predecessor's indebtedness.

Blackstone filed proofs of claim against the Predecessor in respect of the Prime Put, in which Blackstone calculated a Prime Put price of $183,400,000. Blackstone and RHI also filed proofs of claim against the Predecessor in respect of the Rose Hills Put, in which Blackstone and RHI calculated a Rose Hills Put price of $158,800,000.

NOTE 6. INVESTMENTS (Continued)

On April 12, 2001, Blackstone, RHI and the Predecessor entered into a settlement and resolution of any and all claims, issues and disputes between such parties relating to or involving Prime or Rose Hills on substantially the following terms (the "Blackstone Settlement"), which became effective on the Effective Date:

(i) each of Blackstone and RHI, on the one hand, and the Predecessor and certain of its affiliates, on the other hand, effective as of the closing of the transactions described below, released, waived and discharged the other from any and all claims, demands, rights, causes of action and controversies arising from or relating to the Prime Put/Call Agreement (including the rejection thereof), the Rose Hills Put/Call Agreement or otherwise relating to Prime or Rose Hills;

(ii) Alderwoods Group assumed the Rose Hills Put/Call Agreement as amended and modified by the agreement entered into to effect the Blackstone Settlement; and

(iii) the Rose Hills Put/Call Agreement was amended and modified to provide that:

- the Rose Hills Put was automatically exercised;
- in full satisfaction of all of the Debtors' obligations under the Rose Hills Put/Call Agreement, Alderwoods Group delivered to Blackstone and RHI $24,679,000 aggregate principal amount of Alderwoods Group unsecured subordinated convertible notes, 379,449 shares of Alderwoods Group Common Stock, with an aggregate value of $6,515,000, and assumed the obligations under the $445,000 note issued by RHI to Rose Hills;
- in full satisfaction of all of the obligations of Blackstone and RHI under the Rose Hills Put/Call Agreement, Blackstone and RHI conveyed to Alderwoods Group all of the Rose Hills common stock owned by them, free and clear of all liens; and
- upon the closing of such transactions, the Rose Hills Put/Call Agreement terminated and was of no further force or effect.

NOTE 7. INVESTMENTS, FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Prior to filing for bankruptcy, the Predecessor used derivative transactions with financial institutions primarily as hedges of other financial transactions. The Predecessor does not trade in financial instruments and is not a party to leveraged derivatives.

Swap agreements and interest rate options

The Predecessor entered into swap agreements and interest rate options with a number of different commercial banks and financial institutions to manage its interest rate exposure on fixed rate long-term debt. At December 31, 2001, no such agreements were outstanding.

(Tabular amounts expressed in thousands of dollars

NOTE 8. STOCKHOLDERS' EQUITY

(a) Authorized

200,000,000	First Preferred stock without par value
40,000,000	Class A stock without par value
750,000,000	Common stock without par value

Of the 200,000,000 First Preferred stock, 1,000,000 shares are designated as 7.75% Cumulative Redeemable Convertible First Preferred stock without par value, Series A, 425,000 shares are designated as Convertible First Preferred stock, Series B, (see (c) below), and 8,800,000 shares are designated as 6.00% Cumulative Redeemable Convertible First Preferred stock, Series C ("Series C Preferred stock") (see (c) below).

(b) Issued and outstanding shares

	Number of Shares	Stated Value
Common stock		
Outstanding December 31, 2001	74,145,466	1,302,819
Preferred stock		
Series C Preferred stock outstanding December 31, 2001	8,799,900	$ 157,144

(c) First Preferred stock

First Preferred stock was authorized to be issued from time to time in one or more series and in such numbers and with such special rights and restrictions as the directors of the Predecessor determined.

During 1994, as part of the Management Equity Investment Plan, 425,000 shares were designated as Convertible First Preferred stock, Series B of the Predecessor. Each Convertible First Preferred stock was convertible into ten shares of Common stock at any time prior to July 13, 2011. No shares of Series B Preferred shares were issued.

The Series C Preferred stock was issued for cash of $157,144,000 by public offering, net of expenses of $3,776,000, in 1996. The holders of Series C Preferred stock will have the right at any time before January 1, 2003, to convert each Series C Preferred stock into that number of shares of Common stock determined by dividing Cdn. $25.00 by Cdn. $38.125. Thereafter, a holder of Series C Preferred stock will have the right on January 1, 2003, and on the first business day of each quarter thereafter, to convert all or part of such Series C Preferred stock into that number of shares of Common stock determined by dividing Cdn. $25.00 plus accrued and unpaid dividends by the greater of Cdn. $3.00 and 95% of the Current Market Price (as defined) on the date of conversion. During 2000, 100 shares of Series C Preferred stock were converted into 65 shares of Common stock.

The holders of the Series C Preferred stock were entitled, as and when declared by the Board of Directors, to a fixed preferential cumulative cash dividend of 6% per year, payable quarterly. In

(Tabular amounts expressed in thousands of dollars

NOTE 8. STOCKHOLDERS' EQUITY (Continued)

March 1999, the Predecessor suspended future dividends on its Common stock and deferred future dividends on its Preferred stock.

In August 2000, a motion was filed in the Canadian Court by RBC Dominion Securities Inc., Sunrise Partners LLC and Paloma Strategic Fund LP seeking an order to compel the Predecessor to convert the Preferred stock to Common stock upon request from the Preferred stockholders. The court denied that motion on September 29, 2000.

On or after July 1, 1999, the Series C Preferred stock was redeemable by the Predecessor, upon giving not less than 30 days notice, at a redemption price equal to Cdn. $25.00 per share together with accrued and unpaid dividends. Prior to July 1, 2001, the redemption could only be effected by the issuance of Common stock, determined by dividing the redemption price by the greater of Cdn. $3.00 and 95% of the current market price at the date of redemption. On and after July 1, 2001, the redemption may be effected by the issuance of Common stock or payment of a cash amount.

As of October 1, 2001, the Predecessor had deferred payment of dividends for 11 consecutive calendar quarters. Accordingly, this Preferred stock was convertible into Common stock at a ratio of 9.710 Common shares per Preferred share. However, the Predecessor was not accepting requests for conversion.

(d) Management Equity Investment Plan ("MEIP")

4,250,000 shares of the Common stock of the Predecessor were reserved upon adoption by the Predecessor of the MEIP on June 15, 1994. Senior Exchangeable Debentures (the "Debentures") amounting to $127,670,000 were issued by Loewen International to a wholly-owned subsidiary of Loewen International formed to act as agent for the MEIP. The Debentures were due July 15, 2001 and bore interest at floating rates. Each $300.40 of principal amount of Debentures will be exchangeable for one Convertible First Preferred share, Series B of the Predecessor, each of which will be convertible into ten shares of the Common stock of the Predecessor. As at December 31, 2000, the MEIP participants had paid $2,869,000 for option rights to acquire $57,382,000 of Debentures exercisable as to 50% in 1999, 25% in 2000 and 25% in 2001. If an option expires unexercised, the participant is entitled to a refund without interest of the amount paid to acquire such option right. In addition, as at December 31, 2000, the former Chairman had paid $2,253,000 for the right and obligation to acquire $45,060,000 of Debentures with the same exercise dates. Pursuant to the Plan, the Debentures were canceled on the Effective Date.

(e) Stock option plans

The Predecessor had separate fixed stock option plans for its United States and Canadian employees, which enabled the Predecessor to grant options to its employees and Directors. The option plans were administered by the Compensation Committee of the Predecessor's Board of Directors. Granting of stock options has been suspended since the Petition Date. The Predecessor has determined that, due to its reorganization the stock options were effectively cancelled.

(Tabular amounts expressed in thousands of dollars

NOTE 9. LEGAL CONTINGENCIES

See Note 1 for a description of the Predecessor's reorganization proceedings.

Pursuant to the Plan, Alderwoods Group succeeded to the business previously conducted by the Predecessor. Accordingly, the Predecessor is not party to any legal contingencies.

NOTE 10. REORGANIZATION COSTS

The Predecessor incurred the following pre-tax charges for costs associated with reorganizing its affairs under the protection of Chapter 11 and the Creditors Arrangement Act as follows:

	Year Ended December 31, 2001
Executory contracts submitted for rejection	$ 4,947
Deferred debt issue costs written off	—
PATS option liability recorded	—
Key Employee Retention Plan costs	14,997
Professional fees and other costs	75,510
Interest income	(8,282)
	$87,172

Professional fees and other costs include legal, accounting and consulting services provided to the Predecessor and the Official Unsecured Creditors' Committee which, subject to court approval, were required to be paid by the Predecessor as it reorganized under Chapter 11 and the Creditors Arrangement Act.

In September 1999, the Bankruptcy Courts approved the Key Employee Retention Plan, a long-term agreement structured to ensure that appropriate employee levels and expertise were retained during the reorganization process.

NOTE 11. RETIREMENT PLANS

The Predecessor had a 401(K) Retirement Savings Plan for United States employees who could defer between 2% and 15% of their compensation. The Predecessor matched 100% of employee contributions to a maximum of 2% of employees' eligible compensation. There are no required future contributions under this plan in respect of past service.

The Predecessor had a Registered Retirement Savings Plan for Canadian employees who could contribute 3% or 5% of their compensation, which was matched by an equal contribution to the plan by the Predecessor on behalf of employees. There are no required future contributions under these plans in respect of past service.

The Predecessor's total expense for these retirement plans for the year ended December 31, 2001 was $2,252,778.

(Tabular amounts expressed in thousands of dollars

NOTE 12. INCOME TAXES

The provision or benefit for income taxes included United States federal income taxes, determined on a consolidated return basis, foreign, state and local income taxes.

Loss before income taxes, extraordinary gain and cumulative effect of accounting change was as follows:

	Year Ended December 31, 2001
United States	$(12,773)
Foreign	(46,405)
	$(59,178)

Income tax provision consisted of the following:

	Year Ended December 31, 2001
Current:	
United States	$14,629
Foreign	5,962
State and local	3,427
Deferred:	
United States	3,490
Foreign	(25)
State and local	499
Total provision	$27,982

The Predecessor made income tax payments of $17,309,000, excluding income tax refunds of $5,160,000, for the year ended December 31, 2001.

(Tabular amounts expressed in thousands of dollars

NOTE 12. INCOME TAXES (Continued)

The difference between the U.S. federal statutory income tax rate and the Predecessor's effective tax rate were as follows:

	Year Ended December 31, 2001
	%
U.S. Federal statutory tax rate	(35.0)
State and local taxes	5.3
Amortization, net of federal income tax benefits of goodwill arising from acquisitions	14.4
Other non-deductible charges	62.4
Change in valuation allowance on deferred tax assets	6.4
Differences between foreign and U.S. income tax rates (or foreign tax differential)	(2.7)
Other	(3.5)
Effective income tax rate	47.3

As a result of reorganization, substantially all deferred tax assets and liabilities, except for certain operating and capital losses carried forward, were transferred to Alderwoods Group, Inc.

NOTE 13. CHANGES IN OTHER NON-CASH BALANCES

Supplemental disclosures related to statements of cash flows consist of the following:

	Year Ended December 31, 2001
Decrease (increase) in assets:	
Receivables, net of allowances	
Trade	$ 6,295
Other	13,818
Inventories	735
Prepaid expenses	(9,340)
Amounts receivable from cemetery trusts	(39,582)
Customer installment contracts, net of allowances	46,773
Cemetery property	5,230
Other assets	992

(Tabular amounts expressed in thousands of dollars

NOTE 13. CHANGES IN OTHER NON-CASH BALANCES (Continued)

	Year Ended December 31, 2001
Increase (decrease) in liabilities, including certain liabilities subject to compromise:	
Accounts payable and accrued liabilities	51,009
Deferred pre-need funeral contract revenue	(3,438)
Deferred pre-need cemetery contract revenue	(43,234)
Other liabilities	10,446
Insurance policy liabilities	27,321
Other changes in non-cash balances	2,625
	$ 69,650
Supplemental information:	
Interest paid	$ 8,343
Bad debt expense	7,893
Non-cash investing and financing activities:	
Capital leases	(5,659)

NOTE 14. DEFERRED PRE-NEED REVENUE

The activity in deferred pre-need cemetery contract revenue was as follows:

	Year Ended December 31, 2001
Beginning balance	$1,037,611
Net sales	68,972
Dispositions	(214,735)
Maturities	(110,299)
Realized earnings on cemetery trusts	15,200
Change in cancellation reserve	(14,432)
Fresh start valuation adjustments, including effects of Alderwoods Group's accounting policy change	(440,299)
Transfer to Alderwoods Group, Inc.	(342,018)
Ending balance	$ —

The realized earnings recognized in the consolidated statement of operations related to pre-need merchandise and services trusts and perpetual or endowment care trusts were $29,378,000 for the year ended December 31, 2001.

(Tabular amounts expressed in thousands of dollars

NOTE 14. DEFERRED PRE-NEED REVENUE (Continued)

The Predecessor's gross pre-need funeral contract sales decreased to approximately $108 million in 2001 from approximately $119 million in 2000. The Predecessor estimated that it had a backlog of approximately $1.1 billion in pre-need funeral contracts as of December 31, 2001. At January 1, 2000, when the Predecessor implemented SAB 101, approximately $92 million was recorded representing amounts received but not required to be placed in trust, and interest earnings on amounts in trust, which had previously been recognized in revenue. During 2001, the Predecessor recognized approximately $4.4 million of this amount in funeral revenue.

NOTE 15. SEGMENTED INFORMATION

The Predecessor's reportable segments comprised three businesses it operated, each of which offered different products and services: funeral homes, cemeteries and insurance (see Note 2).

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 3). The Predecessor sold primarily to external customers, though any intersegment sales or transfers occured at market price. In 2001, the inter-company insurance commissions amounted to $4,911,000 and were eliminated in the Predecessor's consolidated financial statements. The Predecessor evaluates performance based on earnings from operations of the respective businesses.

	Funeral	Cemetery	Insurance	Other	Consolidated
Revenue earned from external sales:					
2001	$522,089	$ 210,097	$104,215	$ —	$ 836,401
Earnings (loss) from operations:					
2001	$ 71,362	$(139,999)	$ 11,609	$(75,145)	$(132,173)
Investment revenue (included in earnings (loss) from operations):					
2001	$ 2,105	$ 28,475	$ 22,152	$ 2,802	$ 55,534
Depreciation and amortization:					
2001	$ 37,984	$ 6,659	$ 31	$ 12,364	$ 57,038
Capital expenditures:					
2001	$ 4,740	$ 3,174	$ 248	$ 12,850	$ 21,012

(Tabular amounts expressed in thousands of dollars

NOTE 15. SEGMENTED INFORMATION (Continued)

The following table reconciles loss from operations of reportable segments to total loss from operations and identifies the components of "Other" segment loss from operations:

	Year Ended December 31, 2001
Loss from operations of funeral, cemetery and insurance segments	$ (57,028)
Other expenses of operations:	
General and administrative expenses	(61,010)
Depreciation and amortization	(12,364)
Other	(1,771)
	(75,145)
Total loss from operations	$(132,173)

The Predecessor operated principally in North America. Over 90% of its revenues were earned in the United States. The Predecessor also had operations in Canada and the United Kingdom. The following tables depict the revenues earned and the long-term assets held in the reportable geographic segments.

	Year Ended December 31, 2001
Revenue:	
United States	$767,606
Canada	53,779
Other	15,016
	$836,401

(Tabular amounts expressed in thousands of dollars

NOTE 16. EARNINGS PER SHARE

The basic and diluted earnings per share computations for loss before extraordinary gain and cumulative effect of accounting change were as follows:

	Year Ended December 31, 2001
Income (numerator):	
Loss before extraordinary items and cumulative effect of accounting change	$ (87,160)
Less, provision for Preferred stock dividends	8,536
Loss before extraordinary items and cumulative effect of accounting change attributable to Common stockholders	(95,696)
Extraordinary gain on debt discharge	958,956
Fresh start valuation adjustments	(228,135)
Net income attributable to Common stockholders	$ 635,125
Shares (denominator)	
Basic and diluted weighted average number of shares of Common stock outstanding (thousands)	74,145

As a result of the Predecessor's reorganization proceedings, the Predecessor was not accepting requests to exercise stock options or convert Preferred stock. Accordingly, there was no Common stock issuable with respect to stock options and Preferred stock.

NOTE 17. SUMMARIZED CHAPTER 11 AND CREDITORS ARRANGEMENT ACT FINANCIAL INFORMATION

Summarized financial data for the companies that were under creditor protection of Chapter 11 and the Creditors Arrangement Act are as follows:

	Year Ended December 31, 2001
Income statement information:	
Revenue	$ 694,941
Gross margin	161,333
Loss from operations	(144,877)
Loss before extraordinary items and cumulative effect of accounting change	(91,646)

(Tabular amounts expressed in thousands of dollars

NOTE 18. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data, which has been restated to give effect to the full implementation of SAB 101, is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2001				
Revenue	$ 222,327	$209,856	$201,401	$ 202,817
Gross profit	58,600	50,045	46,593	26,001
Income (loss) before extraordinary items and cumulative effect of accounting change	28,251	(85,881)	(20,888)	(8,642)
Net income (loss)	28,251	(85,881)	(20,888)	722,179
Basic and diluted income (loss) per Common share	$ 0.35	$ (1.19)	$ (0.31)	$ 9.72

The effect of the restatement on quarterly financial information as a result of the implementation of SAB 101 effective January 1, 2000 is summarized below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2001				
Income (loss) before extraordinary items and cumulative effect of accounting change as previously stated under U.S. GAAP	$(10,643)	$(114,852)	$(52,166)	n/a
Adjustment to give effect to SAB 101	38,894	28,971	31,278	n/a
Income (loss) before extraordinary items and cumulative effect of accounting change, restated	$ 28,251	$ (85,881)	$(20,888)	n/a

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. As of January 3, 2004, an evaluation was carried out, under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective.

There have not been any changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) promulgated by the SEC under the Securities Exchange Act of 1934) during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Certain information regarding executive officers required by this Item is incorporated herein by reference to the information contained in Part I of this report under the caption "Executive Officers of Alderwoods Group." In accordance with General Instruction G(3), the information regarding directors, committees of the Board, and procedures by which stockholders may recommend nominees to the Board required by this Item, as well as additional information regarding executive officers and specified information regarding beneficial owners of more than 10% of any class of the Company's registered equity securities required by this Item, is incorporated herein by reference to the information provided under the captions "Proposal No. 1 — Election of Directors — Information Regarding Director Nominees", "The Board, Committees of the Board and Director Compensation — Corporate Governance," "The Board, Committees of the Board and Director Compensation — Determinations Regarding Director Independence and Audit Committee Financial Expert," "The Board, Committees of the Board and Director Compensation — Board and Committee Meetings and Committees of the Board" and "Section 16(a) Beneficial Ownership Reporting Compliance" of Alderwoods Group's Proxy Statement to be filed with the SEC and delivered to stockholders in connection with Alderwoods Group's annual meeting of stockholders to be held on May 4, 2004 (the "Proxy Statement").

The Company has adopted a code of ethics that applies to all employees, including its Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer and principal accounting officer). The Company's Code of Busines Conduct and Ethics is posted on, and is available, free of charge through, the Company's web site (http://www.alderwoods.com) in the Corporate Govenance section of the Investor Relations page. Copies of the code are also available free of charge upon written request to the Company's Secretary at 311 Elm Street, Suite 1000, Cincinnati, Ohio 45202-2706.

ITEM 11. EXECUTIVE COMPENSATION

In accordance with General Instruction G(3), the information required by this Item is incorporated herein by reference to the information provided under the captions "Executive Compensation," "Agreements with Named Executive Officers," "The Board, Committees of the Board and Director

Compensation — Director Compensation and Other Payments" and "Compensation Committee Interlocks and Insider Participation" of Alderwoods Group, Inc.'s Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

In accordance with General Instruction G(3), the information regarding security ownership of certain beneficial owners and management required by this Item is incorporated herein by reference to the information provided under the caption "Beneficial Ownership of Principal Stockholders, Directors and Management" of Alderwoods Group, Inc.'s Proxy Statement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes the total number of shares of Common Stock authorized for issuance at January 3, 2004, under the Company's 2002 Equity and Performance Incentive Plan implemented on January 2, 2002, and the Company's Director Compensation Plan implemented on January 2, 2002.

	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,185,000	$8.87	381,683(1)
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	4,185,000	$8.87	381,683

(1) Includes 70,433 shares under the Director Compensation Plan where each director of the Company who is not an employee of the Company or any of its subsidiaries has the option of receiving his or her annual base retainer and attendance fees in cash, Common Stock or a combination thereof.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with General Instruction G(3), the information required by this Item is incorporated herein by reference to the information provided under the caption "Certain Relationships and Related Transactions" of Alderwoods Group, Inc.'s Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In accordance with General Instruction G(3), the information required by this Item is incorporated herein by reference to the information provided under the caption "Principal Auditor Fees" of Alderwoods Group, Inc.'s Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this report:

Financial Statements

Alderwoods Group, Inc., Consolidated Financial Statements

Report of Independent Accountants

Consolidated Balance Sheets as of January 3, 2004 and December 28, 2002

Consolidated Statements of Operations for the 53 Weeks Ended January 3, 2004 and 52 Weeks Ended December 28, 2002

Consolidated Statements of Stockholders' Equity for the 53 Weeks Ended January 3, 2004 and 52 Weeks Ended December 28, 2002

Consolidated Statements of Cash Flows for the 53 Weeks Ended January 3, 2004 and 52 Weeks Ended December 28, 2002

Notes to Consolidated Financial Statements

The Loewen Group Inc., Consolidated Financial Statements

Report of Independent Accountants

Consolidated Balance Sheet as of December 31, 2001

Consolidated Statement of Operations for the Year Ended December 31, 2001

Consolidated Statement of Stockholders' Equity for the Year Ended December 31, 2001

Consolidated Statement of Cash Flows for the Year Ended December 31, 2001

Notes to Consolidated Financial Statements

Financial Statement Schedule

Schedule II — Valuation and Qualifying Accounts

Exhibits

Exhibit Number	Description
2.1	Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries (incorporated by reference to Exhibit 99.1 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed September 10, 2001)
2.2	Modification to the Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries (incorporated by reference to Exhibit 2.2 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
2.3	Second Modification to the Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries (incorporated by reference to Exhibit 2.3 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
2.4	Order Approving Modification of Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries and Compromise and Settlement of Claims Filed by Thomas Hardy (incorporated by reference to Exhibit 2.4 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
2.5	Findings of Fact, Conclusions of Law and Order Confirming Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries, As Modified, dated December 5, 2001 (incorporated by reference to Exhibit 2.5 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
2.6	Final Order dated December 7, 2001 (incorporated by reference to Exhibit 2.6 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
3.1	Certificate of Incorporation of Alderwoods Group, Inc. (incorporated by reference to Exhibit 3.1 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
3.2	Bylaws of Alderwoods Group, Inc. (incorporated by reference to Exhibit 3.2 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
4.1	Form of Stock Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to the Form 10-K of Loewen Group International, Inc., SEC File No. 000-33277, filed December 17, 2001)
4.2	Equity Registration Rights Agreement among Alderwoods Group, Inc. and certain holders of Common Stock. (incorporated by reference to Exhibit 4.2 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
4.3	Warrant Agreement (incorporated by reference to Exhibit 4.3 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
4.4	Form of Warrant Certificate (incorporated by reference to Exhibit A to Exhibit 4.3 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed on March 28, 2002)
4.7	Waiver of Registration Rights dated June 27, 2002, by and between Alderwoods Group, Inc. and Franklin Mutual Advisors, LLC (incorporated by reference to Exhibit 4.7 to the Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2002)

Exhibit Number	Description
4.8	Waiver of Registration Rights dated June 27, 2002, by and between Alderwoods Group, Inc. and GSCP Recovery, Inc. and GSC Recovery II, L.P. (incorporated by reference to Exhibit 4.8 to the Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2002)
4.9	Waiver of Registration Rights dated June 27, 2002, by and between Alderwoods Group, Inc. and Oaktree Capital Management, LLC (incorporated by reference to Exhibit 4.9 to the Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2002)
10.1	Subordinated Bridge Loan Agreement dated January 23, 2004, among Alderwoods Group, Inc., Banc of America Bridge LLC, as administrative agent and initial bridge lender and the other bridge lenders party hereto and Bank of America Securities LLC, as sole lead arranger and sole book manager
10.2	Credit Agreement dated September 17, 2003, among Alderwoods Group, Inc., Bank of America, N.A., as administrative agent, swing line lender, L/C Issuer and the other lenders party hereto (incorporated by reference to Exhibit 10.1 to the Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed November 12, 2003)
10.3	Amendment No. 1 dated January 23, 2004, to the Credit Agreement among Alderwoods Group, Inc., Bank of America, N.A. as administrative agent, swing line lender, L/C Issuer and the other lenders party hereto
10.4	Indenture governing the 12¼% Senior Notes due 2009 (incorporated by reference to Exhibit 10.3 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
10.5	Indenture governing the 12¼% Convertible Subordinated Notes due 2012 (incorporated by reference to Exhibit 10.4 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
*10.6	Employment Agreement dated January 2, 2004, by and between Alderwoods Group, Inc. and Kenneth A. Sloan
*10.7	Employment Agreement dated January 23, 2003, by and between Alderwoods Group, Inc. and Ellen Neeman
*10.8	Employment Agreement dated January 23, 2003, by and between Alderwoods Group, Inc. and Cameron R.W. Duff
*10.9	Employment Agreement dated January 2, 2004, by and between Alderwoods Group, Inc. and Ross S. Caradonna
*10.10	Employment Agreement dated January 23, 2003, by and between Alderwoods Group, Inc. and Richard J. Scully (incorporated by reference to Exhibit 10.35 to Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed May 1, 2003)
*10.11	Amended and Restated Employment Agreement dated May 1, 2003, by and between Alderwoods Group, Inc. and John S. Lacey (incorporated by reference to Exhibit 10.36 to Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2003)
*10.12	Amended and Restated Employment Agreement dated May 1, 2003, by and between Alderwoods Group, Inc. and Paul A. Houston (incorporated by reference to Exhibit 10.37 to Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2003)
*10.13	Alderwoods Group, Inc. 2002 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)

Exhibit Number	Description
*10.14	Director Compensation Plan (incorporated by reference to Exhibit 10.28 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
*10.15	Alderwoods Group Canada Inc. 2003-2005 Executive Strategic Incentive Plan (incorporated by reference to Exhibit 10.40 to Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2003)
**21.1	Subsidiaries of Alderwoods Group, Inc.
**23.1	Consent of KPMG LLP to the Registration Statements No. 333-85466 and No. 333-85474 on Form S-8 and the Registration Statement No. 333-85316 on Form S-3, of Alderwoods Group, Inc.
24.1	Powers of Attorney for Messrs. Houston, Sloan, Campbell, Eames, Elson, Hilty, Lacey, Riedl and Snow and Ms. Kirtley (included on the signature page hereto)
**31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
**32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Indicates management contract or compensatory plan or arrangement.

** Filed herewith.

(b) Reports on Form 8-K

The following Current Report on Form 8-K was furnished by Alderwoods Group during the last quarter of fiscal 2003:

Date Furnished	Item Number	Description
Furnished November 12, 2003 (dated November 11, 2003)	Item 7. Financial Statements, Pro Forma Financial Information and Exhibits and Item 12. Results of Operations and Financial Condition	Press release announcing Alderwoods Group, Inc.'s unaudited financial results for the 16 weeks and 40 weeks ended October 4, 2003.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

ALDERWOODS GROUP, INC. and PREDECESSOR(5)

January 3, 2004

(in thousands of dollars)

Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions(2)	Balance at end of period
Current — Allowance for doubtful accounts					
53 weeks ended January 3, 2004	$ 8,895	$ 6,973	$ —	$ (6,019)	$ 9,849
52 weeks ended December 28, 2002 (4)	23,993	5,198	70 (1)	(20,366)	8,895
Year ended December 31, 2001	34,111	7,893	(5,113)(1)	(10,600)	26,291
Allowance for pre-need funeral contract cancellations and refunds					
53 weeks ended January 3, 2004	$154,120	$ 148	$ (13,557)	$ (4,146)	$136,565
52 weeks ended December 28, 2002 (4)	150,614	2,787	3,723 (1)	(3,004)	154,120
Year ended December 31, 2001	—	—	158,381 (3)	—	158,381
Allowance for pre-need cemetery contract cancellations and refunds					
53 weeks ended January 3, 2004	$ 22,878	$ 7,510	$ —	$ (12,056)	$ 18,332
52 weeks ended December 28, 2002 (4)	29,814	10,907	(716)(1)	(17,127)	22,878
Year ended December 31, 2001	30,360	14,137	(5,382)(1)(3)	(7,559)	31,556
Deferred tax valuation allowance					
53 weeks ended January 3, 2004	$391,045	$ 1,852	$ 38,569	$ —	$431,466
52 weeks ended December 28, 2002	289,582	7,891	93,572 (6)	—	391,045
Year ended December 31, 2001	654,000	3,796	(368,214)(3)	—	289,582

(1) Primarily related to disposals in connection with locations sold and the acquisition of Rose Hills.

(2) Uncollected receivables written off, net of recoveries.

(3) Fresh start and other adjustments and the acquisition of Rose Hills.

(4) The balance at the beginning of the period has been adjusted for the reclassification of discontinued operations.

(5) Amounts prior to December 31, 2001, reflect Predecessor valuation and qualifying accounts.

(6) Primarily due to the cumulative effect of the Plan implementation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDERWOODS GROUP, INC.

By: /s/ PAUL A. HOUSTON

Paul A. Houston
President and Chief Executive Officer

Dated: March 16, 2004

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Paul A. Houston and Kenneth A. Sloan, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments to this report necessary or advisable to enable the registrant to comply with the Securities Exchange Act of 1934, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such changes in this report as the aforesaid attorney-in-fact deems appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ PAUL A. HOUSTON Paul A. Houston	President, Chief Executive Officer and Director (Principal Executive Officer)	Dated: March 16, 2004
/s/ KENNETH A. SLOAN Kenneth A. Sloan	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	Dated: March 16, 2004
/s/ LLOYD E. CAMPBELL Lloyd E. Campbell	Director	Dated: March 16, 2004
/s/ ANTHONY G. EAMES Anthony G. Eames	Director	Dated: March 16, 2004
/s/ CHARLES M. ELSON Charles M. Elson	Director	Dated: March 16, 2004

/s/ DAVID R. HILTY David R. Hilty	Director	Dated: March 16, 2004
/s/ OLIVIA KIRTLEY Olivia Kirtley	Director	Dated: March 16, 2004
/s/ JOHN S. LACEY John S. Lacey	Chairman of the Board	Dated: March 16, 2004
/s/ WILLIAM R. RIEDL William R. Riedl	Director	Dated: March 16, 2004
/s/ W. MACDONALD SNOW, JR. W. MacDonald Snow, Jr.	Director	Dated: March 16, 2004

CERTIFICATION

I, Paul A. Houston, certify that:

1. I have reviewed this report on Form 10-K of Alderwoods Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 16, 2004

/s/ PAUL A. HOUSTON

Paul A. Houston
President, Chief Executive Officer and Director
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Kenneth A. Sloan, certify that:

1. I have reviewed this report on Form 10-K of Alderwoods Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 16, 2004

/s/ KENNETH A. SLOAN

Kenneth A. Sloan
Executive Vice President, Chief Financial Officer
(Principal Financial Officer and
Chief Accounting Officer)

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries (incorporated by reference to Exhibit 99.1 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed September 10, 2001)
2.2	Modification to the Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries (incorporated by reference to Exhibit 2.2 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
2.3	Second Modification to the Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries (incorporated by reference to Exhibit 2.3 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
2.4	Order Approving Modification of Fourth Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries and Compromise and Settlement of Claims Filed by Thomas Hardy (incorporated by reference to Exhibit 2.4 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
2.5	Findings of Fact, Conclusions of Law and Order Confirming Amended Joint Plan of Reorganization of Loewen Group International, Inc., Its Parent Corporation and Certain of Their Debtor Subsidiaries, As Modified, dated December 5, 2001 (incorporated by reference to Exhibit 2.5 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
2.6	Final Order dated December 7, 2001 (incorporated by reference to Exhibit 2.6 to the Form 8-K of The Loewen Group Inc., SEC File No. 1-12163, filed December 11, 2001)
3.1	Certificate of Incorporation of Alderwoods Group, Inc. (incorporated by reference to Exhibit 3.1 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
3.2	Bylaws of Alderwoods Group, Inc. (incorporated by reference to Exhibit 3.2 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
4.1	Form of Stock Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to the Form 10-K of Loewen Group International, Inc., SEC File No. 000-33277, filed December 17, 2001)
4.2	Equity Registration Rights Agreement among Alderwoods Group, Inc. and certain holders of Common Stock. (incorporated by reference to Exhibit 4.2 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
4.3	Warrant Agreement (incorporated by reference to Exhibit 4.3 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
4.4	Form of Warrant Certificate (incorporated by reference to Exhibit A to Exhibit 4.3 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed on March 28, 2002)
4.7	Waiver of Registration Rights dated June 27, 2002, by and between Alderwoods Group, Inc. and Franklin Mutual Advisors, LLC (incorporated by reference to Exhibit 4.7 to the Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2002)

Exhibit Number	Description
4.8	Waiver of Registration Rights dated June 27, 2002, by and between Alderwoods Group, Inc. and GSCP Recovery, Inc. and GSC Recovery II, L.P. (incorporated by reference to Exhibit 4.8 to the Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2002)
4.9	Waiver of Registration Rights dated June 27, 2002, by and between Alderwoods Group, Inc. and Oaktree Capital Management, LLC (incorporated by reference to Exhibit 4.9 to the Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2002)
10.1	Subordinated Bridge Loan Agreement dated January 23, 2004, among Alderwoods Group, Inc., Banc of America Bridge LLC, as administrative agent and initial bridge lender and the other bridge lenders party hereto and Bank of America Securities LLC, as sole lead arranger and sole book manager
10.2	Credit Agreement dated September 17, 2003, among Alderwoods Group, Inc., Bank of America, N.A., as administrative agent, swing line lender, L/C Issuer and the other lenders party hereto (incorporated by reference to Exhibit 10.1 to the Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed November 12, 2003)
10.3	Amendment No. 1 dated January 23, 2004, to the Credit Agreement among Alderwoods Group, Inc., Bank of America, N.A. as administrative agent, swing line lender, L/C Issuer and the other lenders party hereto
10.4	Indenture governing the 12¼% Senior Notes due 2009 (incorporated by reference to Exhibit 10.3 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
10.5	Indenture governing the 12¼% Convertible Subordinated Notes due 2012 (incorporated by reference to Exhibit 10.4 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
10.6	Employment Agreement dated January 2, 2004, by and between Alderwoods Group, Inc. and Kenneth A. Sloan
10.7	Employment Agreement dated January 23, 2003, by and between Alderwoods Group, Inc. and Ellen Neeman
10.8	Employment Agreement dated January 23, 2003, by and between Alderwoods Group, Inc. and Cameron R.W. Duff
10.9	Employment Agreement dated January 2, 2004, by and between Alderwoods Group, Inc. and Ross S. Caradonna
10.10	Employment Agreement dated January 23, 2003, by and between Alderwoods Group, Inc. and Richard J. Scully (incorporated by reference to Exhibit 10.35 to Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed May 1, 2003)
10.11	Amended and Restated Employment Agreement dated May 1, 2003, by and between Alderwoods Group, Inc. and John S. Lacey (incorporated by reference to Exhibit 10.36 to Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2003)
10.12	Amended and Restated Employment Agreement dated May 1, 2003, by and between Alderwoods Group, Inc. and Paul A. Houston (incorporated by reference to Exhibit 10.37 to Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2003)
10.13	Alderwoods Group, Inc. 2002 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)
10.14	Director Compensation Plan (incorporated by reference to Exhibit 10.28 to the Form 10-K of Alderwoods Group, Inc., SEC File No. 000-33277, filed March 28, 2002)

Exhibit Number	Description
10.15	Alderwoods Group Canada Inc. 2003-2005 Executive Strategic Incentive Plan (incorporated by reference to Exhibit 10.40 to Form 10-Q of Alderwoods Group, Inc., SEC File No. 000-33277, filed July 24, 2003)
21.1	Subsidiaries of Alderwoods Group, Inc.
23.1	Consent of KPMG LLP to the Registration Statements No. 333-85466 and No. 333-85474 on Form S-8 and the Registration Statement No. 333-85316 on Form S-3, of Alderwoods Group, Inc.
24.1	Powers of Attorney for Messrs. Houston, Sloan, Campbell, Eames, Elson, Hilty, Lacey, Riedl and Snow and Ms. Kirtley (included on the signature page hereto)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

corporate information

OFFICES

Corporate Office
311 Elm Street, Suite 1000
Cincinnati, OH USA 45202
Telephone: 513.768.7400
Facsimile: 513.768.6810

2225 Sheppard Avenue East, Suite 1100
Toronto, ON Canada M2J 5C2
Telephone: 416.498.2430
Facsimile: 416.498.2449

1029-4710 Kingsway
Burnaby, B.C. Canada V5H 4M2
Telephone: 604.419.5700
Facsimile: 604.419.9797

INVESTOR RELATIONS

For further information about the Company, its financial information and to download this and other reports, please visit us online at www.alderwoods.com. You may also email us at corporate.communications@alderwoods.com or contact:

Investor Relations
Alderwoods Group, Inc.
2225 Sheppard Avenue East, Suite 1100
Toronto, ON Canada M2J 5C2

Toll free: 1.877.707.7100

COMMON STOCK

Exchange: NASDAQ National Market
Symbol: AWGI
Outstanding shares: approximately 40 million

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN USA 55075
Telephone: 1.800.468.9716
Online: www.wellsfargo.com/shareownerservices

INDEPENDENT AUDITORS

KPMG LLP, Vancouver, British Columbia, Canada

EXTERNAL COUNSEL

Jones Day, Cleveland, Ohio, USA

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders will be held on Tuesday, May 4, 2004, at 10:00 a.m. at the Nasdaq MarketSite located at 4 Times Square, New York, NY, USA

Certain statements contained in this Annual Report, including, but not limited to, information regarding the status and progress of the Company's operating activities, the plans and objectives of the Company's management, assumptions regarding the Company's future performance and plans, and any financial guidance provided, as well as certain oral or written information contained in other material filed with or furnished to the SEC or elsewhere are "forward-looking statements within the meaning of Section 27A(i) of the Securities Act of 1933 and Section 21E(i) of the Securities Exchange Act of 1934. The words "believe," "may," "could," "should," "intend," "plans," "projects," "suggests," "will," "estimate," "continues," "anticipate," "intend," "expect," and similar expressions identify these forward-looking statements. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. Risks and uncertainties that could cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this Annual Report and particularly in the Form 10-K and constituting part of this Annual Report, especially those set forth under the captions "Forward-Looking Statements and Risk Factors – Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ALDERWOODS
GROUP

www.alderwoods.com